PXRE

THE ORIGINAL PROPERTY CATASTROPHE SPECIALIST

RESPONSIVE. FOCUSED. EXPERIENCED. 2004 ANNUAL REPORT. *Our 19th Annual Report.*

About Us

[illegible] Group Ltd. is a worldwide provider of catastrophe reinsurance products and services to both primary insurers and reinsurers. Since 1987, we have specialized in offering catastrophe and risk excess reinsurance including: property catastrophe excess of loss; property catastrophe retrocessional excess of loss; property risk excess of loss; marine reinsurance; and aerospace reinsurance.

Financial Highlights

(U.S. Dollars in thousands, except per share amounts)

Operations for the year	2004	2003	Change
Net premiums written	$ 309,787	$ 278,411	11%
Net premiums earned	308,072	320,933	(4)
Net investment income	26,178	26,931	(3)
Net realized investment (losses) gains	(150)	2,447	(106)
Revenues	335,885	355,325	(5)
Underwriting income before tax[(1)]	6,106	81,288	(92)
Net income before convertible preferred share dividends	22,846	96,648	(76)
Net income per diluted common share	0.82	4.10	(80)
Common dividends declared per share	0.24	0.24	—
Return on average shareholders' equity[(2)]	3.7%	19.2%	
GAAP combined ratio	98.0%	74.7%	
Catastrophe and risk excess premiums written to surplus[(3)]	0.43:1	0.50:1	
Financial Position, at year end			
Cash and investments	$1,165,208	$1,012,327	15%
Total assets	1,454,416	1,359,647	7
Reserves for losses and loss expenses	460,084	450,635	2
Shareholders' equity	696,555	564,516	23
Book value per common share[(4)]	21.30	22.24	(4)
Statutory surplus:			
PXRE Reinsurance Ltd.[(5)]	749,084	425,839	
PXRE Reinsurance Company	224,926	425,210	

(1) Excludes investment income, realized investment gains or losses, interest expense and foreign exchange gains and losses.
(2) Average shareholders' equity is the average of quarterly shareholders' equity.
(3) Based upon beginning of period consolidated statutory surplus.
(4) Assumes conversion of the preferred shares into common shares.
(5) Before inter-company eliminations.



Dear Shareholder:

2004 was a successful year for PXRE. The industry as a whole experienced over $40 billion in worldwide insured property catastrophe losses—the largest total in history—yet PXRE achieved a profit of $23 million and grew capital by $142 million. This performance underscores the strength of our proven, time-tested underwriting and risk management methodologies. As the longest tenured short-tail specialist reinsurer, we have withstood the tests of Hurricane Alicia in 1983, Hurricane Hugo in 1989, Hurricane Andrew in 1992, the Northridge earthquakes in 1994, the European winter storms in 1999 and the World Trade Center attacks in 2001—each of which shifted the industry's magnitude of potential loss paradigm. In 2004, we met the test of four major Florida hurricanes and emerged a stronger Company than ever before.

Focused on Property Catastrophe Reinsurance

One of our major accomplishments this year was the completion of our plan to focus PXRE around our robust catastrophe and risk excess reinsurance business. Our core competencies are catastrophe underwriting and risk management as demonstrated by a cumulative catastrophe and risk excess loss ratio of 51% that we have achieved since 1987, our first full year as a public company. In 2004, as a result of our strong client relationships, longstanding tenure and reputation in the reinsurance marketplace, we were able to underwrite $302 million of net premiums earned in our catastrophe and risk excess segment, nearly five times the $64.4 million of net premiums earned in this segment in 2001. Virtually all of our premium will come from this business in 2005. In the wake of the record 2004 catastrophes, we expect to see continued meaningful growth in 2005.

Unparalleled Risk Management Driven By Leading Technology

In terms of risk management, our performance in 2004 again demonstrated the strength of our underwriting. PXRE's stability has never been threatened in our 20-year tenure. This historic record of rock-solid risk management was affirmed in the 2004 hurricanes, as the ratio of our loss to catastrophe and risk premium was less than half of the industry average.

The keys to our out-performance in the area of risk management are our experienced underwriting staff, prudent exposure caps and underwriting technology centered around *Crucible*, our underwriting management platform. *Crucible* allows us to maintain strict controls throughout the underwriting process. By combining our proprietary retrocessional, aviation and per risk models with leading third-party catastrophe models, *Crucible* enables us to view all of our business within one, internally consistent portfolio model. As a result, we can effectively allocate capital to each individual transaction—a critical capability in a business where portfolios change rapidly and risk characteristics vary significantly by geographic region and peril.

Crucible's risk controls are supplemented with absolute caps on exposure to each geographic region, so that we will be able to emerge from a worst-case scenario with our strong balance sheet intact to capitalize on post-event opportunities. In addition, our focused portfolio of short-tail business provides certainty as to size and scope of risks assumed.

Crucible also assists our experienced underwriting team in assessing risk by providing our underwriters with portfolio risk analysis on a real-time basis. Underwriters are able to analyze each transaction's impact on peak zones, modeled catastrophic events and portfolio volatility.

Our goals remain consistent as we grow our business: to maximize book value growth for shareholders while operating within prudent risk limits.

Strengthening Our Capital Position

We took a number of important steps to strengthen our balance sheet during 2004. We completed a public offering of common shares in November that raised $98 million, enabling us to take advantage of the underwriting opportunities arising in the wake of the 2004 catastrophes. As part of the offering, $22.3 million, or 12%, of our outstanding convertible preferred shares were converted into 1.6 million common shares.

The outstanding convertible preferred shares will be further reduced on March 31, 2005, when an additional 62% of the remaining convertible preferred shares mandatorily convert into common shares. At that same time, the dividend paid on the remaining convertible shares changes to a cash dividend of 8% per year. At that point, total shares outstanding (which assumes conversion of all remaining preferred shares) will be comprised of approximately 86% common shares and 14% convertible preferred shares. The most important aspect of the conversion is the ending of the pay-in-kind dividend on all convertible shares and the elimination of the conversion price adjustment for the shares converting, both of which have depressed our growth in book value per share over the past three years.

In addition, we took decisive action through various commutations to reduce the exposure remaining from non-core business lines that we have exited. We were able to reduce exited general liability loss reserves on our balance sheet by 65%, and exited finite risk loss reserves by 43%, from the previous December 31. At the same time, we reduced reinsurance recoverables by 57% from the previous year. Finally, the integrity of all of our loss reserves at year end was confirmed through an independent review by an internationally recognized third-party actuarial firm.

I am pleased to report that 2004 was a bellwether year for PXRE. The business is focused, efficient, highly profitable and growing. Most significantly, the catastrophes affirmed the soundness of our underwriting team, our long-term strategy and the dependability of our technology platform *Crucible*.

Our goals remain consistent as we grow our business: to maximize book value growth for shareholders while operating within prudent risk limits. This enables our shareholders to earn attractive returns and capitalize on the strong market conditions following major catastrophes and our customers will be paid, regardless of unanticipated frequency or severity of catastrophic events.

On behalf of PXRE, I would like to thank you for your support. We remain committed to driving shareholder value by adhering closely to our operating tenets.

Sincerely,

Jeffrey L. Radke
President and Chief Executive Officer

58% of our premium comes from client relationships over 10 years old

Book of Business
by Length of Client Relationship
(In Percent)



13%
17%
12%
29%
29%
Less Than 3 Years
3 to 5 Years
6 to 9 Years
10 to 14 Years
15 Years or Greater
Length of Relationship

Building on Our Roots—Meeting Clients' Needs

Since 1982, PXRE has been underwriting catastrophe and risk excess reinsurance, making it the original property catastrophe specialist. Over the past several years, PXRE has renewed its emphasis on these core competencies, and in 2004, nearly 100% of our net premiums were written in our catastrophe and risk excess segment. As we look back to the beginning, it is clear that the foundation of our success has been our strong relationships with key brokers and clients. The fact that 58% of our premium comes from client relationships over 10 years old—and that the average tenure of our clients is 9 years—is a testament to our ability to consistently and effectively meet our clients' needs. Even more striking is the 29% of our premium from client relationships 15 years or older—longer than most of our competitors have been in existence. We have built these relationships through a combination of factors, including our superior service, excellent ratings, and perhaps most importantly, our time-tested underwriting and risk management skills. Over the past 20 years, we have delivered exceptional service to our clients through an experienced and talented underwriting team, which boasts an average of 22 years of experience.

Delivering Effective Risk Management

Effective risk management is the cornerstone of our business, and PXRE has proven its skills in this area through every major catastrophe over the past 20 years. During that period, the net impact of an event has never been greater than the equivalent of 10% of capital. This past year, our risk controls were tested and proven again by a series of Atlantic hurricanes, which led to 2004 being the most costly natural catastrophe year ever for the industry. Nevertheless, we achieved net income for the full year of $22.8 million despite a net loss of $105 million from the hurricanes. This loss represents approximately 40% of our catastrophe and risk premium, which compares favorably to our competitors' losses, which on average were about 80% of property reinsurance premium.

Our superior performance can be attributed to our experienced underwriters, unparalleled proprietary technology and strict risk management philosophy. The foundation of this philosophy is the prudent exposure caps we apply by peril, territory and cedent. Reflective of our geographic exposure caps, our portfolio is well spread throughout the world by geography, peril and probability of loss.

Effective risk management is the cornerstone of our business, and PXRE has proven its skills in this area through every major catastrophe over the past 20 years.

Distribution of Book and Business by Zone and Return Period


Less Than 25 Years
3%
3%
29%
30%
11%
7%
8%
26 to 60 Years
3%
4%
36%
31%
14%
4%
5%
3%
61 to 100 Years
3%
2%
34%
29%
12%
12%
5%
3%
More than 100 Years
4%
3%
33%
24%
5%
14%
13%
4%
US Wind
US Quake
Other
Japan
Europe South
Europe North
Caribbean
Australia

Crucible provides the ability to view all exposures within one consistent portfolio model and effectively allocate capital to each individual transaction.

Working with Correlation in Practice


Break-even Point
Current Portfolio
Marginal Impact of Adding Target Risk

Return Period >

Drawing not to scale

Utilizing Technology to Evaluate and Manage Risk

Technology has always been a key component of PXRE's underwriting. In fact, reflective of our rich history of technological innovation we served as a beta-site to help develop the first third-party catastrophe model in the 1980s. Since that time, technology's role in the underwriting process has become universally accepted.

Today, the key element of PXRE's risk management system is *Crucible*, our proprietary analysis technology. Fundamentally, we believe that managing risk can only be successfully accomplished through a combination of talented people and technology—and *Crucible* is the tool that enables our team to comprehensively evaluate and manage the risks we underwrite. And, importantly, it enables us to do so in real time. *Crucible* combines our proprietary retrocessional and other risk models with third-party catastrophe models, providing underwriters the ability to view all exposures within one consistent portfolio model.

Crucible gives us the ability to build our portfolio in a proactive fashion, rather than simply being reactive to the vagaries of the reinsurance market. Using the in-force portfolio as the base, we use *Crucible* to construct an optimized target portfolio. This enables underwriters to recognize opportunities with the most favorable risk-reward ratios. *Crucible* also eliminates the effect of renewal additivity—an important factor given the seasonality of our business and the number of contracts we enter into.

Our proprietary risk evaluation techniques provide us the ability to diversify both geographically and by magnitude and peril, which, in turn, allows us to identify the financial profile of each contract, namely risk, return, and correlation. This information, along with our underwriting expertise, allows us to determine the appropriate premium required to achieve long-term profitability.

Capitalizing on Growth Opportunities

PXRE has an unequalled tenure as a specialist in the property catastrophe business as well as a client service track record envied by its competitors. This invaluable experience combined with our risk management strategy and technical capabilities gives PXRE a strong platform for growth. Why? First, we are well-known to our clients and brokers and have a historic commitment to our lines of business. Our ability to provide sound lead pricing and willingness to pay claims quickly has put us in a position of trust with our clients.

Second, as part of our risk management strategy we have not overextended ourselves with any one particular client. This gives us the ability to grow our involvements with our current clients as well as grow with new clients when market dynamics are in our favor. Third, we are squarely positioned in an industry with attractive market fundamentals. As we look ahead, we expect to grow premium by 10% in 2005.

PXRE holds a leadership position in the retrocessional market—ranking among the top four participants worldwide—which provides a distinct edge. The retrocessional business is a unique niche with fewer competitors than traditional reinsurance, and the specialized skills required to underwrite this business represent a significant barrier facing those looking to enter the market. With our unique capabilities in this area and our strong client relationships—which are crucial in this market—PXRE is poised for continued growth.

With our unique capabilities and strong client relationships, PXRE is poised for continued growth.

Cat and Risk Net Premiums Written
(Dollars in Millions)



$69.2
$64.4
$183.9
$266.2
$307.4
$347.9
2000
2001
2002
2003
2004
2005P

P=Projected

Net Premiums Written
by Class of Business
(In Percent)



10%
13%
48%
8%
9%
51%
6%
8%
54%
2003
2004
2005P
Risk Excess
Retrocessional
Specialty
Catastrophe

P=Projected

PXRE's financial position has never been stronger


Growth in Capital
(In Millions)
$1,200
1,000
800
600
400
200
0
2001
2002
2003
2004
Common
Convertible Preferred
Trust Preferred
Debt


Invested Assets by Rating
0.6%
0.5%
2.0%
11.2%
14.8%
4.0%
AAA
AA
A
BBB
BB and below
Hedge Funds
Other

Building on Financial Strength

PXRE's financial strength is both a key to and an indicator of our success. Our ratings from both A.M. Best and Standard & Poor's are testaments to our sound financial strategy, which is based on conservative underwriting, prudent investment philosophy and a disciplined approach to capital management.

In 2004, we took important steps to ensure that we maintain our strong financial position well into the future, including the completion of a successful $98 million follow-on public offering of our common stock. The offering significantly increased our total capital position. We ended the year with $864 million in capital, 81% of which is shareholders' equity, compared with $721 million at the end of 2003. In addition, as part of this offering, we converted $22.3 million of our outstanding convertible preferred shares into common shares. This step, along with the conversion of $101 million of convertible preferred shares into common shares in March 2005, will significantly reduce the aggregate pay-in-kind dividend we pay on the convertible preferred shares and eliminate the conversion price adjustment for the shares converting—both of which will positively impact our growth in book value per share going forward.

Q&A

HOW WOULD YOU DESCRIBE PXRE'S STRATEGY?

PXRE's strategy is straightforward and transparent. Our strategic focus is to generate superior underwriting results and attractive returns on capital across market cycles. We accomplish this by concentrating our efforts on profitable short-tail segments of the reinsurance business and applying extensive technical analysis to our underwriting. We leverage our tenured status as a leader in the market to see the best available business and require adequate risk adjusted returns on each transaction that we enter.

WHAT IS *CRUCIBLE*? HOW DOES IT GIVE YOU A COMPETITIVE ADVANTAGE?

Crucible is PXRE's proprietary analysis technology for managing risk. Fundamentally, we believe that managing risk can only be successfully accomplished through a combination of people and technology—and *Crucible* is the tool that enables our people to comprehensively evaluate and manage the risks we underwrite. By combining our proprietary risk models with third-party catastrophe models, *Crucible* provides our underwriters the ability to view all business within one consistent portfolio model on a real-time basis—allowing us to both effectively allocate capital and give our clients the quick response they value. The insights gained from *Crucible* allowed us to out-perform the market in 2004 with our ratio of hurricane losses compared to property premium being roughly half of the industry average.

WHAT'S YOUR PERSPECTIVE ON THE VOLATILITY IN YOUR BUSINESS?

Although our strategy of focusing on short-tail, high-severity, low-frequency lines of business does expose us to volatility in the short term, in our more than 20 years of business, we have proven our ability to manage it—delivering financial stability to clients and profitability to investors.

CAN YOU EXPLAIN THE EXPECTED CHANGES TO THE CAPITAL STRUCTURE?

The dilutive effect that the structure of our outstanding convertible preferred shares has had on our growth in book value per common share over the past three years will be substantially alleviated in 2005 by three factors. First, 12% of the outstanding convertible preferred shares were converted into 1.6 million common shares in connection with our common share offering in November. Second, the outstanding convertible preferred shares will be further reduced on March 31, 2005, when an additional 62% of the remaining convertible preferred shares mandatorily convert into common shares. Third, commencing on April 1, 2005, the dividend paid on the remaining convertible preferred shares changes from a paid-in-kind dividend to a cash dividend of 8% per year. At that point, total shares outstanding (which assumes conversion of all remaining preferred shares) will be comprised of approximately 86% common shares and 14% convertible preferred shares.

WHAT IS PXRE'S CUMULATIVE LOSS RATIO? WHAT TYPE OF RETURN ON EQUITY WOULD THIS TYPICALLY PRODUCE?

Since going public in 1987, we have produced a cumulative catastrophe and risk excess loss ratio of 51%. Using expected operating leverage and expense ratios and average net investment income returns, a 51% loss ratio generates a return on equity of 15%—which is our targeted return across the underwriting cycle.

WHY DOESN'T PXRE WRITE CASUALTY BUSINESS?

A crucial element of our underwriting philosophy is our ability to define the risks we assume by quantum, by peril and by time. Knowing these variables allows us to price each risk appropriately and track the exposure with certainty. In our view, history has proven that with the casualty lines of business both the quantum and time element of the coverage are impossible to define with confidence. This has been illustrated clearly by the billions of dollars of increased prior year loss reserves the insurance industry has recorded for asbestos, environmental liability and general liability over the past decade.

Given the nature of most casualty coverages, a writer of the business is exposed to the vagaries of lengthy litigation activity and other forms of social and economic inflation. We believe it is in the best interest of the Company and its shareholders to only take on risk for a defined period of time and for a defined amount.

WHAT IS YOUR INVESTMENT PHILOSOPHY?

Our investment philosophy is one of caution. We apply a disciplined approach that focuses on principal preservation. We do not take significant interest rate risk—the duration of our bond portfolio has been in the 2 to 2.5 year range over the past several years. We also do not bear significant credit risk within the fixed maturity portfolio—the weighted average credit rating has been AA+ to AAA over these same years.

We also apply an asset-liability management process that results in the matching of assets to liabilities and also to potential liabilities. A portion of the invested asset portfolio not matched to actual or potential liabilities is invested in a portfolio of hedge funds. This allocation represents 11% of our total investments as of December 31, 2004. Our approach to these hedge funds stresses discipline and diversity. We currently engage 17 different managers who apply 21 different strategies. Through this diversity, we have avoided the aggregation of risk, leading to a low volatility return stream.

Given the underwriting risks we assume and expected returns that these risks provide, we feel a risk averse approach to investing is prudent. We do not rely on excess investment return to earn attractive ROEs; conversely, we do not want to invest in assets that have potential for significant downside given the catastrophe risks we face.

PXRE's cumulative catastrophe & risk excess loss ratio from 1987 to present of 51% results in 15% return across the underwriting cycle. An increase in operating leverage and lower projected loss ratios in a hard market increase ROE expectations

$$\text{ROE} = \frac{\text{Net Earned Premium}}{\text{Shareholders' Equity}} \times (1 - \text{Loss Ratio} - \text{Expense Ratio}) + \frac{\text{[illegible]}}{\text{[illegible]}}$$

Across the Underwriting Cycle	Hard Market Expectations
ROE = 45% x (1 - 51% - 25%) + 4% = 15%	ROE = [illegible] x (1 - 30% - [illegible]) + [illegible] = [illegible]

Contents

SELECTED FINANCIAL DATA

(In thousands, except per share data and ratios)	2004[1][2][4]	2003[3][4]
Income Data		
Gross premiums written	$346,035	$339,140
Premiums ceded	(36,248)	(60,729)
Net premiums written	309,787	278,411
Change in unearned premiums	(1,715)	42,522
Net premiums earned	308,072	320,933
Net investment income	26,178	26,931
Net realized investment (losses) gains[5]	(150)	2,447
Fee income[8]	1,785	5,014
Total revenues	335,885	355,325
Losses and loss expenses incurred	226,347	157,598
Commissions and brokerage	36,111	47,360
Other operating expenses	41,293	39,701
Foreign exchange losses (gains)[9]	80	143
Interest expense	14,389	2,506
Minority interest in consolidated subsidiaries[1][2]	—	10,528
Total losses and expenses	318,220	257,836
Income (loss) before income taxes, equity in net earnings of Transnational Re Corporation, cumulative effect of accounting change and convertible preferred share dividends[5]	17,665	97,489
Equity in net earnings of Transnational Re Corporation[10]	—	—
Income tax (benefit) provision[5]	(6,234)	841
Income (loss) before cumulative effect of accounting change and convertible preferred share dividends	23,899	96,648
Cumulative effect of accounting change, net of tax	(1,053)	—
Net income (loss) before convertible preferred share dividends	$ 22,846	$ 96,648
Convertible preferred share dividends[4]	14,018	13,113
Net income (loss) available to common shareholders	$ 8,828	$ 83,535
Basic earnings per common share:		
Income (loss) before cumulative effect of accounting change and convertible preferred share dividends	$ 1.65	$ 8.06
Cumulative effect of accounting change	(0.07)	—
Convertible preferred share dividends	(0.97)	(1.09)
Net income (loss) available to common shareholders	$ 0.61	$ 6.97
Average common shares outstanding[4]	14,433	11,992
Diluted earnings per common share:		
Income (loss) before cumulative effect of accounting change	$ 0.86	$ 4.10
Cumulative effect of accounting change	(0.04)	—
Net income (loss)	$ 0.82	$ 4.10
Average common shares outstanding[4][8]	27,745	23,575
Cash dividends per common share	$ 0.24	$ 0.24

Year Ended December 31,

2002[3][4]	2001[3]	2000[3]	1999[3][4][6][7]	1998[5][7]	1997[5][7]	1996[8]	1995[1][8]
$366,768	$ 290,213	$268,990	$221,349	$136,215	$126,232	$114,348	$155,380
(72,285)	(135,735)	(96,289)	(82,504)	(47,522)	(26,177)	(46,630)	(57,744)
294,483	154,478	172,701	138,845	88,693	100,055	67,718	97,636
(25,123)	7,647	(12,495)	(10,342)	3,693	(8,640)	5,078	(494)
269,360	162,125	160,206	128,503	92,386	91,415	72,796	97,142
24,893	30,036	30,037	47,173	19,612	31,191	16,782	14,730
8,981	4,023	3,191	(3,766)	(5,158)	(1,801)	94	85
3,432	5,786	5,483	3,590	2,172	3,006	6,032	6,417
306,666	201,970	198,917	175,500	109,012	123,811	95,704	118,374
125,361	153,122	139,124	160,504	57,793	12,491	18,564	34,716
53,391	30,350	34,899	27,702	20,563	19,138	12,874	13,251
34,228	28,870	34,796	29,217	19,313	15,716	12,262	11,237
(273)	(683)	(748)	(409)	—	—	—	—
2,939	4,424	4,778	3,915	1,395	3,325	6,957	7,143
8,646	8,877	8,875	8,790	8,928	8,184	—	—
224,292	224,960	221,724	229,719	107,992	58,854	50,657	66,347
82,374	(22,990)	(22,807)	(54,219)	1,020	64,957	45,047	52,027
—	—	—	—	—	—	3,898	5,948
17,829	(4,704)	(12,007)	(12,775)	(1,659)	20,704	15,644	18,189
64,545	(18,286)	(10,800)	(41,444)	2,679	44,253	33,301	39,786
—	319	—	(695)	—	—	—	—
$ 64,545	$ (17,967)	$(10,800)	$(42,139)	$ 2,679	$ 44,253	$ 33,301	$ 39,786
9,077	—	—	—	—	—	—	599
$ 55,468	$ (17,967)	$(10,800)	$(42,139)	$ 2,679	$ 44,253	$ 33,301	$ 39,187
$ 5.47	$ (1.58)	$ (0.95)	$ (3.58)	$ 0.20	$ 3.21	$ 3.73	$ 4.88
—	0.03	—	(0.06)	—	—	—	—
(0.77)	—	—	—	—	—	—	(0.07)
$ 4.70	$ (1.55)	$ (0.95)	$ (3.64)	$ 0.20	$ 3.21	$ 3.73	$ 4.81
11,802	11,578	11,394	11,568	13,339	13,776	8,922	8,150
$ 3.28	$ (1.58)	$ (0.95)	$ (3.58)	$ 0.20	$ 3.19	$ 3.69	$ 4.52
—	0.03	—	(0.06)	—	—	—	—
$. 3.28	$ (1.55)	$ (0.95)	$ (3.64)	$ 0.20	$ 3.19	$ 3.69	$ 4.52
19,662	11,578	11,394	11,568	13,452	13,893	9,020	8,812
$ 0.24	$ 0.24	$ 0.24	$ 0.64	$ 1.01	$ 0.88	$ 0.75	$ 0.63

SELECTED FINANCIAL DATA *(continued)*

(In thousands, except per share data and ratios)	2004[1][2][4]	2003[3][4]
Balance Sheet Data		
Cash and investments	$1,165,208	$1,012,327
Total assets	1,454,416	1,359,647
Losses and loss expenses	460,084	450,635
Subordinated debt/Minority interest in consolidated subsidiaries[1][2][11]	167,075	156,841
Debt/Notes payable[4]	—	—
Total shareholders' equity[4]	696,555	564,516
Book value per common share	$ 21.30	$ 22.24
Return on average equity	3.7%	19.2%
Selected GAAP Data[12]		
Loss ratio	73.5%	49.1%
Underwriting expense ratio	24.5%	25.6%
Combined ratio	98.0%	74.7%
Selected Statutory Data		
Statutory capital and surplus:[4][13]		
PXRE Reinsurance Ltd.	$ 749,084	$ 425,839
PXRE Reinsurance Company	$ 224,926	$ 425,210

Notes to Selected Financial Data

1. In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which requires consolidation of all "Variable Interest Entities" ("VIEs") by the "primary beneficiary," as these terms are defined in FIN 46, and on October 9, 2003 the FASB issued FASB Staff Position FIN 46-6, "Effective Date of FASB Interpretation No. 46, Consolidation of VIEs," which required PXRE Group Ltd. ("PXRE" or "the Company") to implement FIN 46 during the quarter ended March 31, 2004. The adoption of this statement resulted in PXRE deconsolidating the five special purpose trusts which issued PXRE's trust preferred securities. As a result, the subordinated loans from the trusts are reflected as liabilities under the caption "Subordinated debt" on PXRE's December 31, 2004 Consolidated Balance Sheet, while PXRE's investments of approximately $5.2 million in such trusts in the form of equity, which prior to March 31, 2004 were eliminated on consolidation, are reflected as assets under the caption "Other assets" with a corresponding increase in liabilities under the caption "Subordinated debt." FIN 46 did not permit these changes to be made retroactively. In addition, gains on the repurchase of $5.2 million of PXRE's trust preferred securities in prior periods of $1.1 million, net of tax, that were previously accounted for as extinguishments of debt, were reversed during the quarter ended March 31, 2004 and presented as a cumulative effect of an accounting change in PXRE's Consolidated Statement of Income and Comprehensive Income during 2004. These repurchased securities are reflected in PXRE's December 31, 2004 Consolidated Balance Sheet under the caption "Fixed Maturities: Available-for-sale."

2. In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within the scope of the statement as a liability or an asset in some circumstances. PXRE adopted this statement during the quarter ended September 30, 2003, however, due to certain parts of this statement being deferred by the FASB, the adoption of this statement did not have any impact on PXRE's Consolidated Financial Statements, financial position or results of operations until the quarter ended March 31, 2004. Accordingly, as of March 31, 2004, PXRE's mandatorily redeemable capital trust pass-through securities were reclassified on its Consolidated Balance Sheet to liabilities and entitled "Subordinated debt." In PXRE's Consolidated Statements of Income and Comprehensive Income for the year ended December 31, 2004, the interest expense related to these securities was included with "Interest expense," whereas for the years ended December 31, 2003, 2002, 2001, 2000, 1999, 1998 and 1997 it was included with "Minority interest in consolidated subsidiaries" as SFAS 150 did not permit these changes to be made retroactively.

3. Certain balances were reclassified to be consistent with 2004 classifications.

4. During 1995, all of the outstanding shares of Series A Preferred Stock were converted into shares of PXRE's common stock. On December 30, 1998, PXRE entered into a note obligation under a $50 million Credit Agreement repayable from March 31, 2000, to March 31, 2005. The net proceeds of $49.6 million were contributed to PXRE Reinsurance Company. On October 6, 1999 an additional $25 million of the revolving credit facility was drawn down. On April 4, 2002, PXRE issued $150 million in convertible voting preferred shares, which resulted in $140.9 million of proceeds, net of offering costs. Net proceeds amounting to $128 million were contributed to its reinsurance subsidiaries and $10 million was used to repay part of its Credit Agreement. On December 16, 2003, PXRE completed an offering of 1.1 million shares of common stock plus 0.3 million shares for the overallotment. The net proceeds of $20.4 million plus $6.3 million for the overallotment were contributed to the surplus of the Company's Bermuda operating subsidiary, PXRE Reinsurance Ltd. ("PXRE Bermuda"). On November 23, 2004, PXRE completed an offering of 3.7 million shares of common stock plus 0.7 million shares for the overallotment. The net proceeds of $98.2 million, including the overallotment, was used for general corporate purposes, including contributions to the capital of PXRE Bermuda in the amount of $93.1 million to support growth in its business. In 2004, 2003, 2002 and 1995, convertible preferred shares were the principal reason for the difference between basic and diluted earnings per share.

5. The FASB issued SFAS No. 145, "Rescission of FASB statements Nos. 4 and 64, Amendment of FASB Statement No. 13, and Technical Corrections," on April 30, 2002, which rescinds the requirements to present gains and losses from extinguishment of debt as an extraordinary item. The Company adopted the new standard effective January 1, 2002. As a result, a gain of $1.4 million on the repurchase of $5.2 million of minority interest in consolidated subsidiary was classified with net realized investment gains during 2002. A loss of $1.3 million and $4.2 million in 1998 and 1997, respectively, on the repurchase of PXRE's 9.75% Senior Notes were classified as net realized investment losses.

Year Ended December 31,							
2002(3)(4)(5)	2001(3)	2000(3)	1999(4)(6)(7)	1998(5)(7)	1997(5)(7)	1996(8)	1995(4)(8)
$ 805,331	$ 531,233	$505,101	$524,303	$490,594	$527,738	$467,078	$269,089
1,237,142	1,005,938	784,747	780,180	632,691	608,172	543,324	396,084
447,829	453,705	251,619	261,551	102,592	57,189	70,977	72,719
94,335	99,530	99,525	99,521	99,517	99,514	—	—
30,000	55,000	65,000	75,000	50,000	21,414	64,725	67,775
453,464	239,780	259,386	263,279	334,376	386,688	357,678	211,162
$ 20.33	$ 20.20	$ 21.94	$ 22.54	$ 27.13	$ 28.10	$ 25.63	$ 24.15
16.5%	(7.1)%	(4.2)%	(13.8)%	0.7%	11.9%	14.9%	21.0%
46.5%	94.4%	86.8%	124.9%	62.6%	13.7%	25.5%	35.7%
31.3%	33.0%	40.1%	42.3%	40.9%	34.8%	26.2%	18.6%
77.8%	127.4%	126.9%	167.2%	103.5%	48.5%	51.7%	54.3%
$ 70,609	$ 34,332	$ 29,982	$ 24,598	N/A	N/A	N/A	N/A
$ 457,217	$ 331,959	$348,858	$399,007	$447,228	$451,321	$400,133	$250,231

6. PXRE was incorporated on June 1, 1999 as a Bermuda holding company and a wholly owned subsidiary of PXRE Purpose Trust, a purpose trust established under the laws of Bermuda. On October 5, 1999, PXRE Corporation, a publicly held Delaware holding company ("PXRE Delaware"), completed a reorganization pursuant to which the Company became the ultimate parent holding company of PXRE Delaware. In connection with the reorganization, the Company repurchased for $1.00 per share 100% of the common shares owned by PXRE Purpose Trust, and each outstanding share of PXRE Delaware common stock (other than shares held by PXRE Delaware and its subsidiaries) was converted into one common share of the Company. After the consummation of the reorganization, the Company commenced carrying on the holding company functions previously conducted by PXRE Delaware.

7. In the fourth quarter of 1999, PXRE changed the reporting period for its U.K. operations from a fiscal year ending September 30 to a calendar year ending December 31. The results of operations for the period from October 1, 1998 to December 31, 1998 amounted to a loss of approximately $0.1 million charged to retained earnings during 1999 in order to report only 12 months' operating results. The U.K. operations of PXRE Limited and PXRE Managing Agency are included in the consolidated results on a one-quarter lag basis from 1997 through the third quarter of 1999.

8. On December 11, 1996, PXRE merged with Transnational Re Corporation ("TREX"). The merger was accounted for as a purchase. Accordingly, TREX was included in PXRE's consolidated results of operations from the date of acquisition, which resulted in incremental earnings of $1.3 million in 1996. For 1995 and the period from January 1, 1996 until December 11, 1996, PXRE recorded equity in net earnings of TREX. Diluted average shares outstanding reflect the 5.7 million weighted shares issued to holders of TREX common shares in connection with the merger. Included in fee income was $2.5 million and $3.5 million in 1996 and 1995, respectively, earned from TREX prior to the merger. If the merger had taken place at the beginning of 1996 and 1995, consolidated revenues would have been $153.4 million and $194 million for 1996 and 1995, respectively. Consolidated pro forma net income and diluted net income per share would have been $49.2 million and $3.42 in 1996 and $60.8 million and $4.19 in 1995. Such pro forma amounts are not necessarily indicative of what the actual consolidated results might have been if the merger had been effected prior to December 11, 1996.

9. In years prior to 1999, the Company did not separately break out foreign exchange gains and losses. Such amounts are included as components of other lines in the Company's income statements for these years.

10. Until the fourth quarter of 1993, Transnational Reinsurance was a wholly owned subsidiary of PXRE Reinsurance Company ("PXRE Reinsurance"). On November 1, 1993, PXRE spun off TREX in an initial public offering (the "Offering"). In conjunction with the formation of TREX, all of the outstanding capital stock of Transnational Reinsurance was contributed by PXRE Reinsurance to TREX in exchange for the issuance of all TREX's Class B common stock, which caused PXRE Reinsurance's holdings of TREX's common stock to constitute approximately 23% of all of the outstanding common stock of TREX immediately after the Offering. Subsequent to the Offering until December 11, 1996, PXRE accounted for its investments in TREX on the equity method as described in Note 8.

11. In January 1997, PXRE Delaware issued $100 million of 8.85% mandatorily redeemable capital trust pass-through securities for net proceeds of $99.5 million. These proceeds were contributed to the surplus of PXRE Reinsurance. During 2002, PXRE repurchased $5.2 million of these mandatorily redeemable capital trust pass-through securities in the open market and recognized a realized gain of $1.4 million. During 2003, in four separate transactions PXRE issued $17.5 million, $15 million, $20 million and $10 million of mandatorily redeemable capital trust pass-through securities with interest rates of 7.35%, 9.75%, 7.7% and 7.58%, respectively. The net proceeds from these transactions totaled $60.6 million and were used to repay the remaining $10 million balance on PXRE's Credit Agreement as well as to increase the surplus of PXRE Bermuda. All of these transactions were, up until 2004, classified on PXRE's balance sheet as "Minority interest in consolidated subsidiaries." See further discussion in Notes 1 and 2.

12. The GAAP ratios have been derived from the audited consolidated statements of income of PXRE prepared in accordance with generally accepted accounting principles.

13. For PXRE Bermuda, Statutory Surplus as of December 31, 2004 and 2003 is before inter-company eliminations.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is comprised of an overview of the Company, critical accounting policy disclosures, comparisons of operating results between periods, a discussion of our financial condition at December 31, 2004 and disclosure of certain risks and uncertainties. This discussion and analysis should be read in conjunction with the audited consolidated financial statements and related notes included in this filing. This filing contains forward-looking statements that involve risks and uncertainties. Actual results may vary materially from the results described or implied by these forward-looking statements.

Unless the context otherwise requires, references in this Management Discussion and Analysis to "PXRE," "we," "us" and "our" include PXRE Group Ltd., a Bermuda company (the "Company") and its subsidiaries, which principally include PXRE Corporation ("PXRE Delaware"), PXRE Reinsurance Company ("PXRE Reinsurance"), PXRE Reinsurance Ltd. ("PXRE Bermuda"), PXRE Reinsurance (Barbados) Ltd. ("PXRE Barbados"), PXRE Solutions Inc. ("PXRE Solutions"), PXRE Solutions, S.A. ("PXRE Europe"), PXRE Limited and PXRE Holdings (Ireland) Limited. References to GAAP refer to accounting principles generally accepted in the United States ("GAAP").

Overview

PXRE Group Ltd. is an insurance holding company organized in Bermuda. We provide reinsurance products and services to a worldwide marketplace through our wholly owned subsidiary operations located in Bermuda, Barbados, Europe and the United States. Our primary business is catastrophe and risk excess reinsurance, which accounted for 99% of net premiums written and virtually all of our underwriting income for the year ended December 31, 2004. Our catastrophe and risk excess business includes property catastrophe excess of loss, property catastrophe retrocessional, property risk excess, marine excess and aerospace excess and pro rata reinsurance products.

As a reinsurer, we generate income primarily through the premiums from clients who purchase our reinsurance contracts and the investment income generated by our portfolio of invested assets. Our primary expenses are the losses incurred under our reinsurance contracts, commissions and brokerage paid to reinsurance brokers who place reinsurance contracts with us, our general operating expenses such as salaries and rent, and interest expense on our debt. The two largest variables that determine the profitability of our business from period to period are generally the amount of premiums generated and the size of losses incurred.

Our ability and willingness to generate significant premium growth are highly dependent upon the premium pricing levels in the reinsurance market. Demand for reinsurance depends on numerous factors, including the frequency and severity of catastrophic events, levels of capacity, general economic conditions and underwriting results of primary property insurers. The supply of reinsurance is related to prevailing prices, recent loss experience and levels of surplus capacity. All of these factors fluctuate and have historically caused cyclical increases and declines in premium rates.

Considerable increases in pricing as well as improved terms and conditions for the insurance industry have occurred since 2000 as a result of large losses from catastrophic events (including the events of September 11, 2001), recognized industry-wide reserve deficiencies, poor investment performance and the continued exit of insurance industry players. These conditions have impacted our markets considerably and have created attractive opportunities for us.

These favorable market conditions have driven our strong growth in net premiums written in our catastrophe and risk excess segment since 2001. In 2004, net premiums earned in our catastrophe and risk excess segment grew to $301.8 million, an increase of 15% as compared with the year earlier period and nearly five times the $64.4 million of net premiums earned in this segment in 2001.

Pricing in our catastrophe and risk excess business was healthy during 2004 following the significant rate increases experienced in 2002 and 2003. During 2004, pricing has been generally flat to up slightly in our North America property catastrophe and worldwide retrocessional businesses. We experienced single-digit rate decreases in our international property catastrophe business in 2004.

In 2005, we believe the occurrence in 2004 and the resulting losses of hurricanes Charley, Frances, Ivan and Jeanne, as well as the typhoons that affected Japan in 2004 will drive moderate rate increases in our worldwide retrocessional business, increase or stabilize pricing in our North American property catastrophe business and moderate rate decreases in our international property catastrophe business.

Since the primary focus of our business is on property catastrophe reinsurance, the size of our losses during any annual period depends, to a large extent, on the number and magnitude of natural and man-made catastrophes such as hurricanes, windstorms, hailstorms, earthquakes, volcanic eruptions, fires, industrial explosions, freezes, riots and floods. This focus on short-tail, high-severity and low-frequency lines of business exposes us to short-term volatility in our operating results. We have been able to successfully underwrite these products over the long term, as evidenced by our cumulative average catastrophe and risk excess loss ratio of 50.9% for the period from 1987 to December 31, 2004. Given our focus on catastrophe coverages, we are unable to predict the size or scope of losses we might experience in 2005 with any degree of certainty.

During 2004, our profitability was adversely impacted by losses of $111.7, net of reinsurance and reinstatement premiums, that occurred during the third quarter arising from hurricanes Charley, Frances, Ivan and Jeanne. As a result, net income before convertible preferred share dividends declined by 76% in 2004 to $22.8 million as compared to $96.6 million in 2003, despite a 15% increase in net premiums earned in our core catastrophe and risk excess segment.

Our 2004 results were also negatively impacted net adverse development of $12.0 million in prior-year loss and loss expenses reserves, primarily arising from our exited direct casualty and finite operations. We took a number of steps during 2004 to reduce our exposure to further loss development from our exited lines segment, including the commutation of some of our largest exited casualty and exited finite contracts. As a result, the liabilities for exited lines on our balance sheet at December 31, 2004 decreased by 39% as compared to December 31, 2003. Most notably, the liabilities for our most problematic area, the exited direct casualty general liability business, decreased by 65% at December 31, 2004 as compared to December 31, 2003.

Finally, as part our normal triennial reserve review process, we retained a nationally recognized actuarial firm to perform a third party review of all of our reserves for loss and loss expense at December 31, 2004. As a result of our internal actuarial review and the third party review, management believes that our liability for loss and loss reserves as of December 31, 2004 is adequate.

Critical Accounting Policy Disclosures

We disclose our significant accounting policies in the notes to the consolidated financial statements. Several of these policies are critical to the portrayal of our financial condition and results since they require management to establish estimates based on complex and subjective judgments. Our critical accounting policies include the estimation of reserves for loss and loss expenses, estimation and recognition of assumed and ceded premiums and valuation of investments.

Estimation of Loss and Loss Expenses

As a property catastrophe reinsurer, incurred losses are inherently more volatile than those of primary insurers and reinsurers of risks that have an established historical pattern of losses. In addition, with respect to insured events that occur near the end of a reporting period, as well as with respect to our retrocessional book of business, the significant delay in losses being reported to insurance carriers, reinsurers and finally retrocessionaires require us to make estimates of losses based on limited information from our clients, industry loss estimates and our own underwriting data. Because of the uncertainty in the process of estimating our losses from insured events, there is a risk that our liabilities for losses and loss expenses could prove to be inadequate, with a consequent adverse impact on our future earnings and shareholders' equity.

In reserving for catastrophe losses, our estimates are influenced by underwriting information provided by our clients, industry catastrophe models and our internal analyses of this information. This reserving approach can cause significant development for an accident year when events occur late in the year. As an event matures, we rely more and more on our development patterns by type of event as well as contract information to project ultimate losses for the event. This process can cause our ultimate estimates to differ significantly from initial projections. The French storm Martin that occurred on December 27, 1999 presents an example of these potential uncertainties. Initially, we based our reserves to a significant degree on industry estimates, which were approximately $1.0 billion. In 2001, the cost was estimated to be $2.5 billion by SIGMA, a widely used industry publication.

Our gross loss estimate at December 31, 1999 for this event was $31.3 million. Our gross loss estimate at December 31, 2004 for this event was $67.2 million. Thus, the original industry loss estimate increased by 150%, and our loss estimate has increased by 115%.

A number of significant catastrophe losses occurred in the second half of 2004, including hurricanes Charley, Frances, Ivan and Jeanne, and the Asian Tsunami. To date, we have received a relatively limited number of actual claim reports from our clients with respect to these events and our reserve estimates are primarily based on extensive modeling, a detailed review of affected contracts and numerous discussions with our clients. The ultimate impact of losses from these 2004 events might therefore differ substantially from either our current aggregate loss estimates or our individual estimates for each event.

In reserving for non-catastrophe losses for recent periods, we are required to make assumptions concerning the expected loss ratio usually for broad lines of business, but sometimes on an individual contract basis. We consider historical loss ratios for each line of business and utilize information provided by our clients and estimates provided by underwriters and actuaries concerning the impact of pricing and coverage changes. As experience emerges, we will revise our prior estimates concerning pricing adequacy and non-catastrophe loss potential for our coverages and we will eventually rely solely on our indicated loss development patterns to estimate ultimate losses.

In addition, the risk for recent underwriting years includes the increased casualty exposures assumed by us through our casualty and finite businesses. Unlike property losses that tend to be reported more promptly and usually are settled within a shorter time period, casualty losses are frequently slower to be reported and may be determined only through the lengthy, unpredictable process of litigation. Moreover, given our limited experience in the casualty and finite businesses, we do not have established historical loss development patterns that can be used to establish these loss liabilities. We must therefore rely on the inherently less reliable historical loss development patterns reported by our clients and industry loss development data in calculating our liabilities. PXRE's loss reserve estimation process takes into consideration the facts and circumstances related to reported losses; however, for immature accident years, reported casualty losses are relatively insignificant when compared to ultimate losses. As such, it is difficult to determine how facts and circumstances related to early-notified claims will impact future reported losses. When reported losses grow to a magnitude at which they suggest a trend, PXRE can, and does, re-estimate loss reserves.

PXRE has historically been involved in very few disputes with ceding companies, especially those that enter into contracts that the Company includes in its catastrophe and risk excess segment; nevertheless contract disputes in the property casualty reinsurance industry have increased in recent years.

There is an additional risk of uncertainty in PXRE's estimation of loss due to the fact that PXRE writes only reinsurance business and no insurance business. As a result, losses, unearned premiums and premiums written are all recorded based on reports received from the ceding companies. PXRE does not receive loss information from the underlying insureds; however, since the Company's reinsurance business focuses on short-tail lines such as property catastrophe, retrocessional property catastrophe, risk-excess and aerospace, the delay from the time of the underlying loss to the report date to PXRE is not as significant a risk as it would be if the Company underwrote a significant amount of casualty business; however, with respect to insured events that occur near the end of a reporting period, as well as with respect to our retrocessional book of business, a delay in losses being reported to insurance carriers, reinsurers and finally retrocessionaires may require us to make estimates of losses based on limited information from our clients, industry loss estimates and our own underwriting data.

PXRE derives almost all of its business from reinsurance intermediaries. As a result, the ceding company reports claims to the intermediary and the intermediary in turn reports the data to all the reinsurers included in the underlying program. Controls in place require that certain claims must be approved by the underwriter or a member of senior management. The underwriter, based on his knowledge and judgment, may question the broker or ceding company if he did not expect a loss of a certain magnitude to impact a certain layer. Since many of PXRE's losses are from events that are well known, such as large hurricanes and earthquakes, the underwriter may in fact expect losses to certain layers and therefore would not question the accuracy of such loss reports. If the underwriter does question the loss data, PXRE will perform audits at the underlying ceding company in order to determine the accuracy of the amounts ceded. PXRE's risk management and underwriting systems provide a list of impacted or potentially impacted contracts by peril and by geographic zone. This assists PXRE in determining the completeness of losses, as it will contact intermediaries and the ceding companies for which it believes underlying contracts are impacted subsequent to an event to request information.

Currently, PXRE does not have any backlog related to the processing of assumed reinsurance information. When a large loss occurs, the Company shifts personnel from various functions to assist the claims personnel in the processing and evaluation of claims data.

Finally, PXRE records reserves for losses that have been incurred but not yet reported to PXRE, which are generally referred to as IBNR reserves. The IBNR includes both losses from events which PXRE is not aware of and losses from events which PXRE is aware of but has not yet received reports from ceding companies.

During 2004, we experienced net adverse development of $12.0 million for prior-year losses and loss expenses, comprised of $11.4 million catastrophe and risk excess net favorable development and $23.4 million exited lines net adverse development. The favorable development in the catastrophe and risk excess business was primarily related to case reserve takedowns from past significant catastrophes, such as the 2002 European floods. The $23.4 million net adverse development related to exited lines is due primarily to $13.7 million of adverse loss development on a finite contract with Lumbermens Mutual Casualty Company ("LMC") which was commuted during the fourth quarter of 2004. We also experienced $19.7 million of adverse development on our direct casualty reinsurance operations. The primary cause of the adverse development was higher than expected reported losses in 2004. Favorable development in other exited lines offset the adverse development experienced on our contract with LMC and our direct reinsurance operations. During the third and fourth quarters of 2004, we completed commutations of two of the largest exited direct general liability reinsurance programs, the first resulting in a $2.0 million reduction in incurred losses and the second in a $1.0 million increase in incurred losses.

During 2003, we experienced net adverse development of $44.7 million for prior-year loss and loss expenses, $21.8 million of which was due to loss development on our exited direct casualty reinsurance operations, $8.8 million adverse development from aerospace claims arising to a significant degree from our first receipt of notice that the increase in industry losses related to a 1998 air crash had resulted in the exhaustion of deductibles under three aerospace contracts between PXRE and Reliance Insurance Company and $8.2 million of development from finite contracts, $7.3 million of which related to the aggregate excess of loss reinsurance with LMC noted above.

The $21.8 million of 2003 adverse development attributable to our exited direct casualty reinsurance operations was primarily caused by $16.4 million of general liability development, with $15.3 million of this development attributable to the 2001 and 2000 accident years. In addition to the explicit recognition of more than expected reported losses during the year, there was a shift in actuarial methods with the maturing of the underwriting years.

For the year ended December 31, 2002, we experienced net adverse development of $23.9 million for prior-year loss and loss expense, $16.9 million of which was due to loss development in our exited lines segment relating primarily to the 2000 and 2001 underwriting years. Adverse development of $16.2 million was primarily caused by larger than expected reported claims under our direct casualty reinsurance contracts and corroborated by revised industry data. We ceased underwriting this business in September 2001.

The $16.2 million of adverse development attributable to PXRE's former direct operation in 2002 was primarily associated with the 2001 accident year ($9.9 million of adverse development) and 2000 accident year ($5.4 million of adverse development). As of each financial reporting date, PXRE records its best estimate of the ultimate amount of losses incurred but not yet paid.

With respect to actuarial techniques for loss reserving, PXRE places more weight on the Bornhuetter-Ferguson approach for immature accident years and relies more on loss development approaches as the accident years mature. At year-end 2000 and 2001, PXRE placed more weight on the Bornhuetter-Ferguson technique, which relied on industry loss ratios and premiums which, with hindsight, underestimated the amount of underpricing for the 1998 to 2001 underwriting years in its actuarial analysis of the direct casualty business. When the amount of reported losses became a more reliable means for setting reserve estimates, PXRE started to place more weight on these reported losses to estimate its loss reserves and less weight on the Bornhuetter-Ferguson technique.

PXRE's loss reserve estimation process takes into consideration the facts and circumstances related to reported losses; however, for immature accident years, reported casualty losses are relatively insignificant when compared to ultimate losses. As such, it is difficult to determine how facts and circumstances related to early-notified claims will impact future reported losses. When reported losses grow to a magnitude at which they suggest a trend, PXRE can, and does, re-estimate loss reserves for periods which will appear to be affected by such trend.

Loss and loss expense liabilities as estimated by PXRE's actuaries and recorded by management in the statement of financial position as of December 31, 2004 were as follows:

($000's)	Gross	Net
Catastrophe and Risk Excess	$327,891	$275,386
Exited Lines	132,193	123,483
Total	$460,084	$398,869

On an overall basis, the low and high ends of a range of reasonable net loss reserves are $32.9 million below and $34.3 million above the $398.9 million best estimate displayed above. Note that the range around the overall estimate is not the sum of the ranges about the component segments due to the impact of diversification when the reserve levels are considered in total. The low and high ends of a range of reasonable net loss reserves around the best estimate displayed in the table above with respect to each segment are as follows:

($000's)	Low End	Best Estimate	High End
Catastrophe and Risk Excess	$245,413	$275,386	$307,597
Exited Lines	111,189	123,483	136,743

Estimation and Recognition of Assumed and Ceded Premiums

Our premiums on reinsurance business assumed are recorded as earned evenly over the contract period based upon estimated subject premiums. PXRE's assumed premium is comprised of both minimum and deposit premium and an estimate of premium. Minimum and deposit premium is billed and collected in accordance with the provisions of the contracts and is usually billed quarterly or semi-annually. A premium estimate is also recorded if the estimate of the ultimate premium is greater than the minimum and deposit premium. The final or ultimate premium for most contracts is the product of the provisional rate and the ceding company's subject net earned premium income (SNEPI). Since this portion of the premium is reasonably estimable, the Company records and recognizes it as revenue over the period of the contract in the same manner as the minimum and deposit premium. The key assumption related to the premium estimate is the estimate of the amount of the ceding company's SNEPI, which is a significant element of PXRE's overall underwriting process. Because of the inherent uncertainty in this process, there is the risk that premiums and related receivable balances may turn out to be higher or lower than reported.

For 2004, the assumed premium estimate is $15.7 million, which is 5.6% of the total gross current underwriting year premium written, excluding reinstatement premiums, of $278.8 million. The estimated premium receivable included in premiums receivable, excluding reinstatement premiums was $23.5 million at December 31, 2004.

We record an allowance for doubtful accounts that we believe approximates the exposure for all potential uncollectible assets.

The premiums on reinsurance business ceded are recorded as incurred evenly over the contract period. Certain ceded reinsurance contracts contain provisions requiring us to pay additional premiums or reinstatement premiums in the event that losses of a significant magnitude are ceded under such contracts. Under GAAP, we are not permitted to establish reserves for these potential additional premiums until a loss occurs that would trigger the obligation to pay such additional or reinstatement premiums. As a result, the net amount recoverable from our reinsurers in the event of a loss may be reduced by the payment of additional premiums and reinstatement premiums. Frequently, the impact of such premiums will be offset by additional premiums and reinstatement premiums payable to us by our clients on our assumed reinsurance business. No assurance can be given, however, that assumed reinstatement and additional premiums will offset ceded reinstatement and additional premiums. For example, in the case of the

September 11, 2001 terrorist attacks, our net premiums earned during 2001 were reduced by $26.3 million as a result of net additional premiums and reinstatement premiums.

Valuation of Investments

Fair values for our investments in hedge funds and other privately held fixed income and equity securities generally are established on the basis of the valuations provided monthly or quarterly by the managers of such investments. These valuations generally are determined based upon the valuation criteria established by the governing documents of such investments or utilized in the normal course of such manager's business. Such valuations may differ significantly from the values that would have been used had readily available markets existed.

Hedge funds and other limited partnership investments are accounted for under the equity method whereby both the investment income and any change in the fair value are recorded through the investment income line of the income statement. The fair value of hedge funds, which approximates redemption values, is established by the individual hedge fund managers based on the underlying contractual agreements for such hedge funds. Foreign denominated fixed maturities are accounted for as part of a trading portfolio, whereby both the investment income and a portion of the change in the fair value are recorded through the investment income line of the income statement. Included in investments in limited partnerships are investments actively managed by Mariner Investment Group, Inc. ("Mariner").

We utilize the valuations provided to us by managers of our hedge funds and other privately held fixed income and equity securities in preparing our financial statements. The carrying values used in such financial statements may not reflect the value we receive when liquidating our investment in a hedge fund or other privately held security. If liquidity is by redemption, the valuations supplied quarterly by the manager of the hedge fund or other privately held security will generally be the values used by the manager to set the redemption prices. However, to the extent a manager has discretion in pricing holdings, should substantial redemptions occur in a limited period of time, that discretion may be used to price at lower values than would otherwise be used, thus reducing the redemption price. If liquidation of our investment occurs by virtue of a liquidation of a hedge fund or other privately held securities, we may receive substantially less than the valuation method used by the manager because the valuation method used by the manager is unlikely to use liquidation values. Accordingly, the estimated fair value of our hedge funds and other privately held investments does not necessarily represent the amount that could be realized upon future sale, including in the event we need liquidity to fund catastrophic losses.

We regularly monitor the difference between the estimated fair values of our investments and their cost or book values to identify underperforming investments and whether declines in value are temporary in nature, or "other than temporary." If we believe a decline in the value of a particular investment is temporary, we record the decline as an unrealized loss, net of tax, in our shareholders' equity. If we believe the decline is "other than temporary," we write down the carrying value of the investment and record a realized loss on our statement of income and comprehensive income. We formally review each quarter the unrealized losses by value, and all investments that have been in an unrealized loss position for more than six months. In assessing whether an investment is suffering a decline in value that is other than temporary we pay particular attention to those trading at 80% or less of original cost, and those investments that have been downgraded by any of the major ratings agencies, general market conditions, and the status of principal and interest payments. If we conclude that a decline is other than temporary, we recognize a realized investment loss for the impairment. In 2004, 2003 and 2002, we recognized $0.1 million, $0.2 million and $0.7 million, respectively, of impairment losses on asset-backed securities whose value had fallen below 80% of face value for more than six months.

Comparison of Operating Results between Periods

Comparison of 2004 with 2003

For the year ended December 31, 2004, net income before convertible preferred share dividends was $22.8 million compared to $96.6 million for 2003. Net income per diluted common share was $0.82 for 2004 compared to $4.10 for 2003, based on diluted average shares outstanding of approximately 27.7 million in 2004 and 23.6 million in 2003. The decrease in net income was primarily attributable to the four Florida hurricanes that occurred in the third quarter of 2004.

Premiums

Gross and net premiums written for the years ended December 31, 2004 and 2003 were as follows:

($000's)	Year Ended December 31, 2004	2003	% Increase (Decrease)
Gross premiums written	$346,035	$339,140	2%
Ceded premiums written	(36,248)	(60,729)	(40)
Net premiums written	$309,787	$278,411	11%

Gross premiums written for the year ended December 31, 2004 increased $6.9 million, or 2%, to $346.0 million from $339.1 million in 2003. Gross premiums written in our core catastrophe and risk excess segment increased $17.9 million, or 6%, compared to 2003 due to increased business written and reinstatement premiums associated with catastrophe losses that occurred during the third quarter of 2004, namely hurricanes Charley, Frances, Ivan and Jeanne. Gross reinstatement premiums written related to the catastrophe and risk excess business increased by $27.0 million to $35.2 million in 2004 from $8.2 million in 2003. Offsetting the increase in the catastrophe and risk excess segment, in part, was a planned decrease in our exited lines segment of $11.0 million compared to the year earlier period.

Ceded premiums written decreased $24.5 million, or 40%, to $36.2 million for the year ended December 31, 2004 from $60.7 million for 2003, primarily as a result of a decrease of $21.1 million in ceded premiums written to Select Reinsurance Ltd. ("Select Re") under a quota share retrocessional contract that was in place in 2003 but was not renewed at January 1, 2004 and a decrease of $3.6 million in ceded premiums written related to excess of loss retrocessional catastrophe treaties.

Net premiums written for the year ended December 31, 2004 increased $31.4 million, or 11%, to $309.8 million from $278.4 million in 2003. Net premiums written in our catastrophe and risk excess segment increased $41.2 million, or 15%, for the year ended December 31, 2004 compared to 2003. The increase in this segment is due to the same factors that caused the increase in gross premiums written and decrease in ceded premiums written as explained above. Offsetting this increase, in part, was a planned decrease in our exited lines segment of $9.8 million compared to the year earlier period.

Gross and net premiums earned for the years ended December 31, 2004 and 2003 were as follows:

($000's)	Year Ended December 31, 2004	2003	% Increase (Decrease)
Gross premiums earned	$351,274	$381,705	(8)%
Ceded premiums earned	(43,202)	(60,772)	(29)
Net premiums earned	$308,072	$320,933	(4)%

Gross premiums earned for the year ended December 31, 2004 decreased $30.4 million, or 8%, to $351.3 million from $381.7 million in 2003. The decrease in gross premiums earned was a result of a planned decrease in our exited line segment of $53.8 million compared to the year earlier period, offset by an increase in gross premiums earned in our catastrophe and risk excess segment of $23.4 million, or 7%, to $344.7 million in 2004 compared to $321.3 million in 2003. Gross reinstatement premiums earned related to the catastrophe and risk excess business increased by $27.0 million to $35.2 million in 2004 from $8.2 million in 2003. The change in this segment is due to similar factors as those discussed above in gross premiums written.

Ceded premiums earned decreased $17.6 million, or 29%, to $43.2 million for the year ended December 31, 2004 from $60.8 million for 2003, primarily as a result of a decrease of $19.4 million of ceded earned premiums to Select Re under the quota share retrocessional contract discussed above that was not renewed at January 1, 2004. Offsetting this decrease, in part, was an increase in ceded premiums earned related to excess of loss catastrophe retrocessional treaties.

Net premiums earned for the year ended December 31, 2004 decreased $12.9 million, or 4%, to $308.1 million from $320.9 million for 2003. This decrease was a result of a planned decrease in our exited lines segment of $52.6 million compared to the year earlier period, offset by an increase in net premiums earned in the catastrophe and risk excess segment of $39.8 million, or 15%, for the year ended December 31, 2004 as compared to the corresponding prior-year period. The change in this segment is due to similar factors as those discussed above in gross and net premiums written.

As part of our efforts to return to our core catastrophe and risk excess business, we have ceased underwriting finite business, and during the quarter ended June 30, 2004 we began to include the results of this business in our exited lines segment. During the year ended December 31, 2003 and the quarter ended March 31, 2004, this business was focused on a limited group of cedents and on policies that did not contain significant risk transfer. Finite contracts that do not contain sufficient risk transfer are not recorded as reinsurance arrangements but are treated as deposits for accounting purposes. As such, the income related to these transactions is recorded as fee income, and liabilities, if any, are recorded as deposit liabilities. There will be an insignificant amount of finite premiums earned in future periods.

A summary of our 2004 and 2003 net premiums written and earned by business segment is included in Note 12 to our Consolidated Financial Statements.

Ratios

The underwriting results of a property and casualty insurer are discussed frequently by reference to its loss ratio, expense ratio and combined ratio. The loss ratio is the result of dividing losses and loss expenses incurred by net premiums earned. The expense ratio is the result of dividing underwriting expenses (including amortization of expenses previously deferred, commission and brokerage, net of fee income, and the operating expenses) by net premiums earned. The combined ratio is the sum of the loss ratio and the expense ratio. A combined ratio less than 100% indicates underwriting profits and a combined ratio greater than 100% indicates underwriting losses. The combined ratio does not reflect the effect of investment income on underwriting results. The ratios discussed below have been calculated on a GAAP basis.

The following table summarizes the loss ratio, expense ratio and combined ratio for the years ended December 31, 2004 and 2003, respectively:

	Year Ended December 31,	
(%)	2004	2003
Loss ratio	73.5	49.1
Expense ratio	24.5	25.6
Combined ratio	98.0	74.7
Catastrophe and risk excess loss ratio	65.9	27.3

Losses and Loss Expenses

Losses and loss expenses incurred amounted to $226.3 million in 2004 compared to $157.6 million in 2003. The loss ratio was 73.5% for 2004 compared to 49.1% for 2003 largely due to $136.4 million in incurred losses, net of reinsurance, from hurricanes Charley, Frances, Ivan and Jeanne that occurred during the third quarter of 2004. As noted in the discussion under "—Premiums" above, these Florida hurricanes triggered $24.8 million of reinstatement premiums earned during the third quarter of 2004, which somewhat offset the impact of the hurricane losses on net income. We did not experience any significant catastrophe activity in 2003. The largest losses in 2003 were related to the winter storms in the Midwest and the wildfires in California, but we incurred less than $10.0 million with respect to each of these losses.

During 2004, we experienced net adverse development of $12.0 million for prior-year losses and loss expenses, comprised of $11.4 million cat and risk excess net favorable development and $23.4 million exited lines net adverse development. The favorable development in the cat and risk excess business was primarily related to case reserve takedowns from past significant catastrophes, such as the 2002 European floods. The $23.4 million net adverse development related to exited lines is due primarily to $13.7 million of adverse loss development on a finite contract with LMC. During the fourth quarter of 2004, this contract was commuted. We also experienced $19.7 million of adverse development on our direct casualty reinsurance operations. The primary cause of the adverse development was higher than expected reported losses in 2004. Favorable development in other exited lines offset the adverse development experienced on our contract with LMC and our direct reinsurance operations. During the third and fourth quarters of 2004 we completed commutations of two of the largest exited direct general liability reinsurance programs, the first resulting in a $2.0 million reduction in incurred losses and the second in a $1.0 million increase in incurred losses.

During 2003, we experienced net adverse development of $44.7 million for prior-year loss and loss expenses, $21.8 million of which was due to loss development on our exited direct casualty reinsurance operations, $8.8 million adverse development from aerospace claims arising to a significant degree from our first receipt of notice that the increase in industry losses related to a 1998 air crash had resulted in the exhaustion of deductibles under three aerospace contracts between PXRE and Reliance Insurance Company and $8.2 million of development from finite contracts, $7.3 million of which related to the aggregate excess of loss reinsurance agreement with LMC noted above.

Underwriting Expenses

The expense ratio was 24.5% for 2004 compared with 25.6% for 2003. The commission and brokerage ratio, net of fee income, was 11.1% for 2004 compared with 13.2% for 2003, with the prior-year ratio affected by a large commission on a finite contract. The catastrophe and risk excess commission and brokerage ratio, net of fee income, was 10.8% for 2004 compared to 11.7% for 2003.

PXRE is not a party to any so-called Market Service Agreements or Placement Service Agreements, nor does PXRE engage in any of the contingent commission or other practices that we understand to be the focus of the ongoing broker compensation investigations by the Attorney General's office of certain states including New York, as reported in the press.

The operating expense ratio was 13.4% for 2004 compared with 12.4% for 2003. The increase is the result of decreased net premiums earned and increased operating costs in 2004. Other operating expenses increased 4% to $41.3 million for 2004 from $39.7 million in 2003. This increase in operating expenses is primarily due to severance expenses during 2004 related to a 10.0% reduction in personnel and increased costs in 2004 associated with consulting costs from compliance with Section 404 of the Sarbanes-Oxley Act of 2002, offset, in part, by a decrease in incentive compensation expenses associated with hurricane losses in the third quarter of 2004.

Net Investment Income

Net investment income for the year ended December 31, 2004 decreased 3% to $26.2 million from $26.9 million for 2003, primarily as a result of a $3.7 million decrease in income from our hedge fund portfolio, offsetting an increase in income from our fixed maturity and short-term investment portfolios resulting from the increase in the average invested balance due to cash flows from operations and financing. Investment income related to our hedge fund portfolio decreased to $9.7 million in 2004 from $13.4 million in 2003 as investments in hedge funds produced a return of 7.8% for the year ended December 31, 2004 compared with 11.8% for the year ended December 31, 2003. The book yield of our fixed maturity and short-term investment portfolios decreased to 3.2% for the year ended December 31, 2004 from 3.6% for the year ended December 31, 2003.

Investment income for the year ended December 31, 2004 was also affected by various finite and other reinsurance contracts where premiums payable under such contracts were retained on a funds withheld basis. In order to reduce credit risk or to comply with regulatory credit for reinsurance requirements, a portion of premiums paid under such reinsurance contracts is retained by the cedent pending payment of losses or commutation of the contract. Investment income on such withheld funds is typically for the benefit of the reinsurer and the cedent may provide a minimum investment return on such funds. We have both ceded and assumed reinsurance contracts that involve the withholding of premiums by the cedent. On assumed reinsurance contracts, cedents held premiums and accrued investment income due to us of $0.0 million and $26.4 million as of December 31, 2004 and 2003, respectively, for which we have recognized $0.9 million and $1.7 million of investment income for the years ended December 31, 2004 and 2003, respectively. On ceded reinsurance contracts, we held premiums and accrued investment income of $86.4 million and $124.1 million due to reinsurers as of December 31, 2004 and 2003, respectively, for which we recognized a charge to investment income of $8.0 million and $9.1 million during the year ended December 31, 2004 and 2003, respectively. On a net basis, this reduction to investment income was $3.4 million and $2.5 million for the year ended December 31, 2004 and 2003, respectively, representing the difference between the stated investment return under such contracts and the overall yield achieved on our total investment portfolio for the period. The weighted average contractual investment return on the funds held by PXRE is 7.4% and 6.8% for the year ended December 31, 2004 and 2003, respectively, and we expect to be obligated for this contractual investment return for the life of the underlying liabilities, which is expected to be two years as of December 31, 2004 on a weighted average basis.

Net Realized Investment Gains

Net realized investment losses for 2004 were $0.2 million compared to net realized investment gains of $2.4 million for 2003.

Interest Expense and Minority Interest in Consolidated Subsidiaries

Interest expense, including minority interest expense in consolidated subsidiaries, increased to $14.4 million for 2004 compared to $13.0 million in 2003. This increase is due to $3.1 million of additional interest on $64.4 million of trust preferred securities which were issued during the course of 2003 and as such had a full year's worth of interest expense associated with them during 2004, offset by the non-recurrence of $1.3 million of expense reflected in 2003 from an interest rate swap that became ineffective as a hedging instrument during the quarter ended March 31, 2003 as well as the paydown of $30.0 million of bank debt in 2003. As discussed in Note 2 to our Consolidated Financial Statements, following the implementation of SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" and FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46") during the quarter ended March 31, 2004, the interest on trust preferred securities is now shown as interest expense, whereas it was previously recorded as minority interest in consolidated subsidiaries.

Income Taxes

PXRE recognized a tax benefit of $6.2 million in 2004 compared to a tax expense of $0.8 million in 2003. The tax benefit for the year ended December 31, 2004 differed from the U.S. statutory rate primarily due to the reinsurance business written in our Bermuda reinsurance subsidiary, as well as losses incurred from our exited lines segment which related primarily to reinsurance business written in the United States. Included in the tax benefit is $2.6 million benefit related to prior-year reserves.

Cumulative Adjustment

PXRE adopted the provisions of FIN 46 during the first quarter of 2004. The cumulative effect of this accounting pronouncement reduced net income for the year ended December 31, 2004 by $1.1 million but did not materially impact shareholders' equity.

Comparison of 2003 with 2002

For the year ended December 31, 2003, net income before convertible preferred share dividends was $96.6 million compared to $64.5 million for 2002. Net income per diluted common share was $4.10 for 2003 compared to $3.28 for 2002, based on diluted average shares outstanding of approximately 23.6 million in 2003 and 19.7 million in 2002.

Premiums

Gross and net premiums written for the years ended December 31, 2003 and 2002 were as follows:

	Year Ended December 31,		% Increase
($000's)	2003	2002	(Decrease)
Gross premiums written	$339,140	$366,768	(8)%
Ceded premiums written	(60,729)	(72,285)	(16)
Net premiums written	$278,411	$294,483	(5)%

Gross premiums written for the year ended December 31, 2003 decreased 8% to $339.1 million from $366.8 million in 2002. This decrease in gross premiums written is primarily due to a planned decrease in our exited lines segment of $106.3 million, or 89%, compared to 2002. Partially offsetting the decrease in exited lines gross premiums written was an increase in the catastrophe and risk excess segment of $78.7 million, or 32%, compared to 2002. This increase is attributable to improved pricing, increased participation with long-standing clients and increased amounts of new business.

As part of our efforts to return to our core catastrophe and risk business, we have intentionally de-emphasized our finite business. This business is currently focused on a limited group of cedents and on policies that do not contain significant risk transfer. Finite contracts that do not contain sufficient risk transfer are not recorded as reinsurance arrangements but are treated as deposits for accounting purposes. As such, the income related to these transactions is recorded as fee income, and liabilities, if any, are recorded as deposit liabilities. As a result, finite premiums are expected to be less than in prior periods. In the second quarter of 2004, we ceased writing finite business and reclassified this business to the exited lines segment.

Ceded premiums written decreased by 16% to $60.7 million for the year ended December 31, 2003 compared to $72.3 million for 2002, primarily as a result of an $8.1 million decrease in finite business ceded and cessions on the per-risk portion of the catastrophe and risk excess segment.

Net premiums written for the year ended December 31, 2003 decreased 5% to $278.4 million from $294.5 million in 2002. Net premiums written in our exited lines segment decreased $98.4 million, or 89%, compared to 2002. Partially offsetting the decrease in exited lines net premiums written was an increase in the catastrophe and risk excess segment of $82.3 million, or 45%, compared to 2002. The changes in these segments are due to the same factors as those discussed above in gross premiums written.

Gross and net premiums earned for the years ended December 31, 2003 and 2002 were as follows:

($000's)	Year Ended December 31, 2003	2002	% Increase (Decrease)
Gross premiums earned	$381,705	$349,312	9%
Ceded premiums earned	(60,772)	(79,952)	(24)
Net premiums earned	$320,933	$269,360	19%

Gross premiums earned for the year ended December 31, 2003 increased 9% to $381.7 million from $349.3 million in 2002. This increase is due to an increase in the catastrophe and risk excess segment of $75.0 million, or 30%, compared to 2002. Partially offsetting this increase was a decrease in our exited lines segment of $42.6 million, or 41%, compared to 2002. The changes in these segments are due to the same factors as discussed above in gross and net premiums written.

Ceded premiums earned decreased by 24% to $60.8 million for the year ended December 31, 2003 compared to $80.0 million for 2002, primarily as a result of a $15.4 million decrease in finite business ceded and cessions on the per-risk portion of the catastrophe and risk excess segment.

Net premiums earned in the year ended December 31, 2003 increased 19% to $320.9 million from $269.4 million for 2002. Net premiums earned in the catastrophe and risk excess segment increased $77.8 million, or 42%, for the year ended December 31, 2003 compared to 2002. Net premiums earned in the exited lines segment experienced a decline of $26.3 million, or 31%, for the year ended December 31, 2003 as compared to 2002. The changes in net premiums earned for the catastrophe and risk excess segment and the exited lines segment are due to the same factors as discussed above in gross and net premiums written.

A summary of our 2003 and 2002 net premiums written and earned by business segment is included in Note 12 to the Consolidated Financial Statements.

Fee Income

Fee income was $5.0 million for the year ended December 31, 2003 compared to $3.4 million for 2002. This income is comprised primarily of override commissions on quota share reinsurance cessions as well as fees earned from certain finite contracts accounted for as deposits.

Ratios

The following table summarizes the loss ratio, expense ratio and combined ratio for the years ended December 31, 2003 and 2002, respectively:

(%)	Year Ended December 31, 2003	2002
Loss ratio	49.1	46.5
Expense ratio	25.6	31.3
Combined ratio	74.7	77.8
Catastrophe and risk excess loss ratio	27.3	28.4

Losses and Loss Expenses

Losses incurred for the year ended December 31, 2003 amounted to $157.6 million compared to $125.4 million in 2002. Our loss ratio was 49.1% for the year ended December 31, 2003 compared to 46.5% in 2002.

We did not experience any significant catastrophe activity in 2003. The largest losses were related to the winter storms in the Midwest and the wildfires in California, but we incurred less than $10.0 million with respect to each of these losses. The loss ratio for 2002 was affected by the 2002 European flood losses of $17.8 million. During 2003, we experienced net adverse development of $44.7 million for prior-year loss and loss expenses, $21.8 million of which was due to loss development on our exited direct casualty reinsurance operations, $8.8 million adverse development from aerospace claims arising to a significant degree from our first receipt of notice that the increase in industry losses related to a 1998 air crash had resulted in the exhaustion of deductibles under three aerospace contracts between PXRE Reinsurance and Reliance Insurance Company and $8.2 million of development from finite contracts, $7.3 million of which related to the aggregate excess of loss reinsurance agreement with LMC noted earlier. In 2002, we experienced net adverse development of $23.9 million for prior-year loss and loss expenses, $16.9 million of which was due to loss development on our exited lines segment relating primarily to the 2000 and 2001 underwriting years.

Underwriting Expenses

The expense ratio was 25.6% for 2003 compared with 31.3% for 2002. The decrease was primarily due to reduced commissions associated with finite contracts and exited lines business, offset, in part, by a fee on the commutation of a reinsurance agreement with P-1 Re Ltd., an exempted Bermuda Class 3 insurance company. The commission and brokerage ratio, net of fee income, was 13.2% for 2003, compared with 18.6% in 2002. During the year ended December 31, 2003, we incurred $4.0 million of structuring fees related to a reinsurance agreement with P-1 Re Ltd. and the subsequent commutation thereof. The operating expense ratio was 12.4% for 2003 compared with 12.7% for 2002. Other operating expenses increased 16% to $39.7 million for 2003 from $34.2 million in 2002. The increase is largely due to $3.0 million of expenses associated with hiring new underwriters and relocating other underwriters to our Bermuda office, various compensation costs of $1.2 million relating to the retirement of PXRE's former Chief Executive Officer, Gerald L. Radke, on June 30, 2003 and his transition into a consulting role, and a $0.5 million increase in our director and officer liability insurance.

Net Investment Income

Net investment income for the year ended December 31, 2003 increased 8% to $26.9 million from $24.9 million for 2002, primarily as a result of a $6.2 million increase in income from hedge funds, as well as an increase in the average invested balance due to cash flows from operations. Investment income related to our hedge fund portfolio increased to $13.4 million in 2003 from $7.2 million in 2002. Investment in hedge funds produced a return of 11.8% for the year ended December 31, 2003 compared with 7.0% in 2002. Partially offsetting these increases was a decrease in the book yield of our fixed maturity and short-term investment portfolios for the year ended December 31, 2003 to 3.6% during 2003 from 4.5% in 2002. In addition, there were two non-recurring items during the year ended December 31, 2002: $1.5 million of judgment interest from the Terra Nova Insurance Company Limited ("Terra Nova") lawsuit and a $3.0 million special distribution from a private limited partnership.

Investment income for the year ended December 31, 2003 was also affected by various finite and other reinsurance contracts where premiums payable under such contracts were retained on a funds withheld basis. In order to reduce credit risk or to comply with regulatory credit for reinsurance requirements, a portion of premiums paid under such reinsurance contracts is retained by the cedent pending payment of losses or commutation of the contract. Investment income on such withheld funds is typically for the benefit of the reinsurer and the cedent may provide a minimum investment return on such funds. We have both ceded and assumed reinsurance contracts that involve the withholding of premiums by the cedent. On assumed reinsurance contracts, cedents held premiums and accrued investment income due to us of $26.4 million and $24.9 million as of December 31, 2003 and 2002, respectively, for which we have recognized $1.7 million of investment income for both the years ended December 31, 2003 and 2002. On ceded reinsurance contracts, we held premiums and accrued investment income of $124.1 million and $122.2 million due to reinsurers as of December 31, 2003 and 2002, respectively, for which we recognized a charge to investment income of $9.1 million and $9.8 million during the year ended December 31, 2003 and 2002, respectively. On a net basis, this reduction to investment income was $2.5 million and $3.2 million for the year ended December 31, 2003 and 2002, respectively, representing the difference between the stated investment return under such contracts and the overall yield achieved on our total investment portfolio for the period. The weighted average contractual investment return on the funds held by PXRE is 6.8% and 7.8% for the year ended December 31, 2003 and 2002, respectively, and we expect to be obligated for this contractual investment return for the life of the underlying liabilities, which is expected to be six years as of December 31, 2003 on a weighted average basis.

Net Realized Investment Gains

Net realized investment gains for 2003 were $2.4 million compared to gains of $9.0 million for 2002. Included in the net realized investment gains for the year ended December 31, 2003 were gains of $1.4 million realized on the repurchase of $5.2 million of our capital trust pass-through securities and gains realized on shortening of the average maturity of securities in our investment portfolio.

Interest Expense and Minority Interest in Consolidated Subsidiaries

Interest expense, other than minority interest expense in consolidated subsidiaries, decreased to $2.5 million for 2003 compared to $2.9 million in 2002. During 2003 we made repayments of $20.0 million on March 31, 2003 and $10.0 million on May 16, 2003 under a bank credit facility. As a result this bank facility was paid in full and terminated. An interest rate swap previously accounted for as a cash flow hedge was no longer effective. Consequently $1.1 million has been charged as interest expense in the year ended December 31, 2003 as a result of the termination of the bank facility. This charge did not impact shareholders' equity because it was previously recorded as a component of other comprehensive income. In addition, there was an acceleration of the amortization of expenses related to this bank facility of $0.3 million during the year ended December 31, 2003. PXRE incurred minority interest expense of $10.5 million related to PXRE's capital trust pass-through securities during the year ended December 31, 2003 (see "—Liquidity" below for a full description of the capital trust pass-through securities). In 2002, PXRE only incurred $8.6 million of minority interest expense on the capital trust pass-through securities. Minority expense on the capital trust pass-through securities increased because $62.5 million of additional capital trust pass-through securities were issued during the year ended December 31, 2003.

Income Taxes

PXRE recognized a tax expense of $0.8 million in 2003 compared to a tax expense of $17.8 million in 2002. The tax expense for the year ended December 31, 2003 differed from the U.S. statutory rate primarily due to the reinsurance business written in Bermuda as a percentage of our total amount written, as well as the losses incurred from our exited lines segment which related primarily to reinsurance business written in the United States.

FINANCIAL CONDITION

Capital Resources

The Company and PXRE Delaware rely primarily on dividend payments from PXRE Bermuda and PXRE Reinsurance, respectively, to pay its operating expenses, to meet its debt service obligations and to pay dividends. During 2004, PXRE Reinsurance paid $42.5 million in dividends. As approved by the Insurance Department of the State of Connecticut, PXRE Reinsurance distributed capital of $57.5 million and $100.0 million in the third and fourth quarters of 2004, respectively. PXRE Bermuda did not pay dividends. These dividends were primarily used to meet interest payments on trust preferred securities, increase the capital of PXRE Bermuda and pay dividends to the Company's shareholders. Based on the statutory surplus as of December 31, 2004, the aggregate dividends that are available to be paid during 2005, without prior regulatory approval, by PXRE Reinsurance and PXRE Bermuda are $22.5 million and $236.7 million, respectively. We anticipate that this available dividend capacity will be sufficient to fund our liquidity needs during 2005.

Liquidity

The primary sources of liquidity for our principal operating subsidiaries are net cash flows from operating activities (including interest income from investments), the maturity or sale of investments, borrowings, capital contributions and advances. Funds are applied primarily to the payment of claims, operating expenses, income taxes and to the purchase of investments. Premiums are typically received in advance of related claim payments.

Financings

On April 4, 2002, the Company raised $150.0 million of additional capital through the issuance of 15,000 Convertible Voting Preferred Shares (the "Preferred Share Investment"). As of December 31, 2004, 16,387 shares of Preferred Shares were issued and outstanding. In the fourth quarter of 2004, 2,208 preferred shares were converted in conjunction with a public offering discussed below. The Preferred Shares are entitled to receive, when, as and if declared by our Board of Directors and to the extent of funds legally available for the payment of dividends, cumulative dividends per share at the rate per annum of 8% of the sum of the stated value on each share plus any accrued and unpaid dividends thereon, payable on a quarterly basis. Such dividends shall be payable in additional Preferred Shares until April 4, 2005 and in cash thereafter. We, at our sole election, may decide, in substitution in whole or in part for dividends payable in shares, to pay dividends in cash to the extent of any dividends that, if paid in additional shares of Preferred Shares, would otherwise cause the Purchasers and their affiliates to own more than 49.9% of the capital shares of the Company on a fully-diluted and fully-converted basis. Dividends to preferred shareholders, paid in kind, during 2004 and 2003 amounted to $14.0 million and $13.1 million, respectively.

The A1 Preferred Shares, B1 Preferred Shares and C1 Preferred Shares will be mandatorily convertible into Class A Common Shares, Class B Common Shares and Class C Common Shares, respectively, on March 31, 2005. These shares were originally scheduled to convert on April 4, 2005, but in the interest of presenting a balance sheet reflecting the conversion on March 31, 2005, PXRE reached an agreement with the preferred shareholders to convert four days early. All the remaining Preferred Shares will be mandatorily convertible into Convertible Common Shares on April 4, 2008. At December 31, 2004, there were 10,174 A1, B1 and C1 Preferred Shares and 6,213 A2, B2 and C2 Preferred Shares. Notwithstanding the foregoing, on any conversion date, to the extent necessary to prevent the initial purchasers of Preferred Shares and their affiliates from owning more than 49.9% of the capital shares of the Company following conversion, we shall have the right (but not the obligation) to make a cash payment in lieu of Convertible Common Shares equal to the fair market value of the Convertible Common Shares that would have been received in excess of the 49.9% limitation in connection with any conversion, plus an additional tax gross up amount to take into account in appropriate circumstances the difference between the federal income tax rate on long-term capital gains and the federal ordinary income tax rate that might apply to the recipient on the receipt of a cash payment in lieu of Convertible Common Shares. If the A2 Preferred Shares, B2 Preferred Shares and C2 Preferred Shares are not voluntarily converted on or prior to the third anniversary of their issuance, an annual 8% dividend, payable in cash, will accrue until these Preferred Shares are converted.

On January 29, 1997, PXRE Capital Trust I ("PXRE Capital Trust"), a Delaware statutory trust and a wholly-owned subsidiary (non-consolidated) of PXRE Delaware, issued $103.1 million principal amount of its 8.85% TRUPS due February 1, 2027 in an institutional private placement. Proceeds from the sale of these securities were used to purchase PXRE Delaware's 8.85% Junior Subordinated Deferrable Interest Debentures due February 1, 2027 (the "Subordinated Debt Securities"). At December 31, 2004, obligations to PXRE Capital Trust amount to $102.6 million. On April 23, 1997, PXRE Delaware and PXRE Capital Trust completed the registration with the SEC of an exchange offer for these securities and the securities were exchanged for substantially similar securities (the "Capital Securities"). Distributions on the Capital Securities (and interest on the related Subordinated Debt Securities) are payable semi-annually, in arrears, on February 1 and August 1 of each year, commencing August 1, 1997. On or after February 1, 2007, PXRE Delaware has the right to redeem the Subordinated Debt Securities, in whole at any time or in part from time to time, subject to certain conditions, at call prices of 104.180% at February 1, 2007, declining to 100.418% at February 1, 2016, and 100% thereafter.

On May 15, 2003, PXRE Capital Statutory Trust II, a Connecticut statutory trust and subsidiary (non-consolidated) of the Company, sold $18.0 million principal amount of capital trust pass-through securities due May 15, 2033. The securities bear interest payable quarterly at an initial rate of 7.35% until May 15, 2008, and thereafter at an annual rate of 3 month LIBOR plus 4.1% reset quarterly. The Company has the right to redeem the securities at any quarterly interest payment date after May 15, 2008 at 100%. The Company used the net proceeds of the sale to repay the balance of $10.0 million outstanding under its credit agreement, and to provide additional capital to PXRE Bermuda.

On May 23, 2003, PXRE Capital Trust III, a Delaware statutory trust and a subsidiary (non-consolidated) of the Company, sold $15.5 million principal amount of capital trust pass-through securities due May 23, 2033. The securities bear interest payable quarterly at a rate of 9.75%. The Company has the right to redeem the securities at call prices of 104.875% on May 23, 2008, declining to 100.975% on May 23, 2012 and 100% on May 23, 2013 or thereafter. The Company used the net proceeds to provide additional capital to PXRE Bermuda.

On October 29, 2003, PXRE Capital Statutory Trust V, a Connecticut statutory trust and a subsidiary (non-consolidated) of the Company, sold $20.6 million principal amount of capital trust pass-through securities due October 29, 2033. The securities bear interest payable quarterly at an initial rate of 7.70% until October 29, 2008, and thereafter at an annual rate of 3 month LIBOR plus 3.85% reset quarterly. The Company has the right to redeem the securities at any quarterly interest payment date after October 29, 2008 at 100%. The Company used the net proceeds to provide additional capital to PXRE Bermuda.

On November 6, 2003, PXRE Capital Trust VI, a Delaware capital trust and a subsidiary (non-consolidated) of the Company, sold $10.3 million principal amount of capital trust pass-through securities due September 30, 2033. The securities bear interest payable quarterly at an initial rate of 7.58% until September 30, 2008, and thereafter at an annual rate of 3 month LIBOR plus 3.90% reset quarterly. The Company has the right to redeem the securities at any quarterly interest payment date after September 30, 2008 at 100%. The Company used the net proceeds to provide additional capital to PXRE Bermuda.

On December 16, 2003, the Company completed an offering of 2.2 million of its common shares at $21.75 per share, pursuant to a Shelf Registration on Form S-3, filed in 2003 for up to $150.0 million of securities. Of the 2.2 million shares sold, 1.1 million were offered by PXRE and 1.1 million were offered by Phoenix Life Insurance Company ("Phoenix"), one of the Company's common shareholders.

The Company did not receive any of the proceeds from the sale of shares by Phoenix. Net proceeds to the Company, from the sale of the common shares sold by the Company, were approximately $20.4 million. We used the net proceeds from the sale of common shares for general corporate purposes, including contributions to the capital of PXRE Bermuda to support growth in its business. On January 22, 2004, the underwriters exercised in-full the overallotment option to purchase 0.3 million additional common shares at $21.75 per share. As a result of the exercise of the option, the Company received additional net proceeds of approximately $6.8 million, resulting in total net proceeds from the offering of approximately $27.2 million. We again used the net proceeds for general corporate purposes, including contributions to the capital of PXRE Bermuda. After giving effect to the sale of the overallotment shares, a total of 2.5 million shares were sold in the offering.

On November 23, 2004, PXRE completed a public offering of 5.2 million of its common shares at $23.75 per share, pursuant to a Shelf Registration on Form S-3, filed in 2003 for up to $150.0 million of securities, consisting of 3.7 million shares offered by the Company and 1.5 million shares offered by certain selling shareholders. On December 2, 2004, the underwriters exercised in-full the overallotment option to purchase 0.8 million additional common shares, consisting of 0.7 million shares from the Company and 0.1 million shares from the selling shareholders. After giving effect to the sale of the overallotment shares, a total of 6.0 million shares were sold in the offering.

The Company did not receive any of the proceeds from the sale of shares by the selling shareholders. The selling shareholders converted 2,208 preferred shares, including accrued dividends, to 1.6 million common shares sold in the public offering, including the overallotment. Net proceeds to the Company from the sale of common shares sold by the Company were approximately $98.2 million, including the overallotment. PXRE used its net proceeds for general corporate purposes, including contributions to the capital of PXRE Bermuda to support growth in its business.

Share Dividends and Book Value

Dividends declared to common shareholders were $3.4 million and $2.9 million in 2004 and 2003, respectively. Book value per common share was $21.30 at December 31, 2004 after considering convertible preferred shares.

Cash Flows

Net cash flows provided by operations were $45.4 million in 2004 compared to $154.3 million in 2003 primarily due to an increase in losses paid in 2004 compared to 2003 and a reduction in cash related to deposit obligations which in the prior period had been an increase in cash. Because of the nature of the coverages we provide, which typically can produce infrequent losses of high severity, it is not possible to accurately predict our future cash flows from operating activities. As a consequence, cash flows from operating activities may fluctuate, perhaps significantly, between years.

Net cash used by investing activities were $205.7 million in 2004 compared to $184.3 million in 2003 due primarily to purchases of securities for investment partially offset by proceeds received on sale or maturity of investments.

PXRE is subject to large losses, including natural perils such as hurricanes and earthquakes. Since the timing and amount of losses from such exposures is unknown, the Company invests its assets so that should an event occur, it would have sufficient liquidity to pay claims on the underlying contracts. A portion of the invested assets is notionally allocated to a Primary Capital Portfolio. The guidelines of this portfolio are designed in such a manner that securities are available to pay claims from a potential loss. For example, the securities, which are of high credit quality, have a duration that approximates the duration of the cash outflows of past large losses incurred by PXRE. The purpose of the Primary Capital Portfolio is to maintain a pool of assets whose underlying durations and maturities approximate that of the potential future cash outflows. Should an event actually occur, PXRE may dedicate assets, including cash equivalents and other short-term investments, in such a manner that cash is always on hand to pay claims.

This asset/liability matching strategy is evidenced by the Company's overall 2.0 year duration of its fixed income and short-term investments. Due to this relatively short duration portfolio, the Company does not believe realized losses resulting from selling securities before anticipated will have a material adverse impact on its financial position.

PXRE has two letter of credit (LOC) facilities that allow it to provide LOCs to its ceding companies if such LOC is required under the terms of the contract. Both facilities require the Company to provide collateral in the form of fixed maturity securities to the issuing bank as security for outstanding LOCs. The first is a $135.0 million committed facility under which the Company pays the issuing bank an annual standby commitment fee of 0.15% per annum. The second is an uncommitted facility that allows for LOCs to be issued subject to satisfactory collateral being provided to the issuing bank by the Company. There is no commitment fee for the second facility. The Company must transfer eligible assets to a collateral account prior to the banks issuing the LOC. Since eligible assets include fixed income investments, such securities need not be sold in order to qualify as eligible collateral.

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements. We do have the following commitments, contingencies and contractual obligations. Payments due by period in the following table reflect liabilities recorded at December 31, 2004.

Commitments, Contingencies and Contractual Obligations

PAYMENTS DUE BY PERIOD **Contractual Obligations** ($000's)	Total	Less Than 1 Year	1–3 Years	3–5 Years	More Than 5 Years
Long-term debt obligations	$167,075	$ —	$ —	$ —	$167,075
Interest on debt obligations	354,558	14,327	28,653	28,653	282,925
Losses and loss expenses	460,084	216,533	128,006	47,674	67,871
Capital (finance) lease obligations	—	—	—	—	—
Operating lease obligations	6,528	1,366	2,842	2,320	—
Purchase obligations	441	429	12	—	—
Other long-term liabilities reflected on the balance sheet under GAAP	—	—	—	—	—
Total	$988,686	$232,655	$159,513	$78,647	$517,871

Loss and loss expense reserves represent management's best estimate of the ultimate cost of settling the underlying reinsurance claims. As more fully discussed in "Critical Accounting Policy Disclosures—Estimation of Loss and Loss Expenses" above, the estimation of loss and loss expense reserves is based on various complex and subjective judgments. Actual losses and loss expenses paid may deviate, perhaps substantially, from the reserve estimates reflected in our financial statements. Similarly, the timing for payment of our estimated losses is not fixed and is not determinable on an individual or aggregate basis. The assumptions used in estimating the likely payments due by periods are based on the Company's historical claims payment experience, but due to the inherent uncertainty in the process of estimating the timing of such payments, there is a risk that the amounts paid in any such period can be significantly different than the amounts disclosed above.

As noted under "—Capital Resources" above, we expect to be able to meet the contractual obligations over 2005 with the dividend paying capacity of the Company's subsidiaries. PXRE Reinsurance and PXRE Bermuda expect to be able to meet their contractual obligations over 2005 with operating and investing cash flows.

As of December 31, 2004, other commitments and pledged assets include (a) LOCs of $8.1 million which are secured by cash and securities amounting to $23.2 million, (b) cash and securities amounting to $9.8 million were on deposit with various state insurance departments and overseas banks in order to comply with insurance laws, (c) securities with a fair value of $64.5 million deposited in a trust for the benefit of a cedent in connection with certain finite reinsurance transactions, (d) funding commitments to certain limited partnerships of $0.3 million, (e) a commitment to lend a further $0.1 million to finance the completion of the construction of an office building that we currently use as our headquarters in Bermuda, (f) a contingent liability amounting to $1.0 million under the Restated Employee Annual Incentive Bonus Plan, (g) commitments under the capital trust pass-through securities discussed above, and (h) commitment fees of $0.2 million per annum under a Letter of Credit Facility Agreement, dated June 25, 2004, between PXRE Bermuda and Barclays Bank PLC.

In connection with the capitalization of PXRE Lloyd's Syndicate 1224, PXRE Reinsurance has on deposit $22.5 million par value of securities as collateral for Lloyd's. Cash and invested assets held by PXRE Lloyd's Syndicate 1224, amounting to $11.9 million at December 31, 2004, are restricted from being paid as a dividend until the run-off of our exited Lloyd's business has been completed.

We entered into a joint venture agreement, dated June 2001 (the "JV Agreement"), with BF&M Properties Limited to form a Bermuda company, Barr's Bay Properties Limited ("Barr's Bay"). Barr's Bay was formed to construct an office building in Hamilton, Bermuda, in which we have the option to lease office space for three consecutive five-year terms. We own 40% of the outstanding shares of Barr's Bay. Pursuant to the JV Agreement, we agreed to lend up to $7.0 million to Barr's Bay to finance the construction of the subject office building, $6.9 million of which has been advanced as of December 31, 2004. The loans are secured by a first mortgage on the property.

Taxes

PXRE Delaware files U.S. income tax returns for itself and all of its direct or indirect U.S. subsidiaries that satisfy the stock ownership requirements for consolidation. PXRE Delaware is party to a tax allocation agreement concerning filing of consolidated federal income tax returns pursuant to which each of these U.S. subsidiaries makes tax payments to PXRE Delaware in an amount equal to the federal income tax payment that would have been payable by the relevant U.S. subsidiary for the year if it had filed a separate income tax return for that year. PXRE Delaware is required to provide payment of the consolidated federal income tax liability for the entire group. If the aggregate amount of tax payments made in any tax year by one of these U.S. subsidiaries is less than (or greater than) the annual tax liability for that U.S. subsidiary on a stand-alone basis for that year, the U.S. subsidiary will be required to make up the deficiency to PXRE Delaware (or will be entitled to receive a credit if payments exceed the separate return tax liability of that U.S. subsidiary).

Certain Risks and Uncertainties

Factors Affecting Future Results of Operations

Our future results of operations involve a number of risks and uncertainties, some of which are discussed below.

Because of exposure to catastrophes, our financial results may vary significantly from period to period.

As a reinsurer of property catastrophe-type coverages in the worldwide marketplace, our operating results in any given period depend to a large extent on the number and magnitude of natural and man-made catastrophes such as hurricanes, windstorms, hailstorms, earthquakes, volcanic eruptions, fires, industrial explosions, freezes, riots and floods. For example, the four Florida hurricanes in the third quarter of 2004 resulted in pre-tax losses of $111.7 million, net of reinsurance recoverables and reinstatement premiums for that quarter. While we may, depending on market conditions, purchase catastrophe retrocessional coverage for our own protection, the occurrence of one or more major catastrophes in any given period could nevertheless have a material adverse impact on our results of operations and financial condition and result in substantial liquidation of investments and outflows of cash as losses are paid.

We may be overexposed to losses in certain geographic areas for certain types of catastrophe events.
As we underwrite risks from a large number of insurers based on information generally supplied by reinsurance brokers, we may develop a concentration of exposure to loss in certain geographic areas prone to specific types of catastrophes. For example, we are significantly exposed to losses arising from hurricanes in the southeastern United States, earthquakes in California, the Midwest United States and Japan, and to windstorms in northern Europe. We have developed systems and software tools to monitor and manage the accumulation of our exposure to such losses and have established guidelines for maximum tolerable losses from a single event or multiple catastrophic events based on historical data. However, no assurance can be given that these maximums will not be exceeded in some future catastrophe.

We operate in a highly competitive environment.
We compete with numerous companies, many of which have substantially greater financial, marketing and management resources. The level of competition has increased in the wake of the September 11, 2001 terrorist attacks with the formation of a number of large and well-capitalized Bermuda reinsurance companies. In addition, a number of our pre-existing competitors were successful in raising substantial levels of additional capital. Although we increased our capital as well since the September 11th attacks, we remain smaller than most of our competitors.

In particular, we compete with reinsurers that provide property-based lines of reinsurance, such as ACE Tempest Reinsurance Ltd., Arch Reinsurance Ltd., Aspen Insurance Holdings Limited, AXIS Reinsurance Company, Endurance Specialty Insurance Ltd., Everest Reinsurance Company, IPC Re Limited, Lloyd's of London syndicates, Montpelier Reinsurance Ltd., Munich Reinsurance Company, Partner Reinsurance Company Ltd., Platinum Underwriters Reinsurance, Inc., Renaissance Reinsurance Ltd., Swiss Reinsurance Company and XL Re Ltd. Competition varies depending on the type of business being insured or reinsured and whether we are in a leading position or acting on a following basis.

Reinsurance prices may decline, which could affect our profitability.
Demand for reinsurance depends on numerous factors, including the frequency and severity of catastrophic events, levels of capacity, general economic conditions and underwriting results of primary property insurers. The supply of reinsurance is related to prevailing prices, recent loss experience and levels of surplus capacity. All of these factors fluctuate and may contribute to price declines generally in the reinsurance industry. Our recent, and anticipated, growth relates, in part to improved industry pricing. Premium rates or other terms and conditions of trade may vary in the future. If any of these factors were to cause the demand for reinsurance to fall or the supply to rise, our profitability could be adversely affected.

Reserving for losses includes significant estimates, which are also subject to inherent uncertainties.
Our success is dependent upon our ability to assess accurately the risks associated with the businesses that we insure and reinsure. Claim reserves represent estimates involving actuarial and statistical projections, at a given point in time, of our expectations of the ultimate settlement and administration costs of claims incurred. We utilize actuarial models as well as historical insurance industry loss development patterns to assist in the establishment of appropriate claim reserves. In our casualty and finite business, given our limited experience we do not have established historical loss development patterns that can be used to establish these loss liabilities. For these lines of business, we rely on loss development patterns that have been estimated from industry or client data, which may not accurately represent the true development pattern for the business we wrote. For property lines of business, reserves may differ from ultimate settlement values due to the infrequency of some types of catastrophe losses, the incompleteness of information in the wake of a major catastrophe and delay in receiving that information. We are also seeking to commute certain exited lines reinsurance contracts, which could result in additional losses. Actual claims and claim expenses paid may deviate, perhaps substantially, from the reserve estimates reflected in our financial statements.

If our claim reserves are determined to be inadequate, we will be required to increase claim reserves at the time of such determination with a corresponding reduction in our net income in the period in which the deficiency is rectified. It is possible that claims in respect of events that have occurred could exceed our claim reserves and have a material adverse effect on our results of operations, in a particular period, or our financial condition in general. As a compounding factor, although most insurance contracts have policy limits, the nature of property and casualty insurance and reinsurance is that losses can exceed policy limits for a variety of reasons and could significantly exceed the premiums received on the underlying policies, thereby further adversely affecting our financial condition.

A decline in the rating assigned to our claim-paying ability may impact our potential to write new and renewal business.

The property catastrophe reinsurance market is highly sensitive to the ratings assigned by the rating agencies. If either of Standard and Poor's Rating Services ("S&P") or A.M. Best Company ("A.M. Best") were to downgrade us, such downgrade would likely have a material negative impact on our ability to expand our reinsurance portfolio and renew all of our existing reinsurance agreements, especially if we were to be downgraded more than one level from the "A" category to the "B" category. In 1999, we were downgraded from A+ to A, which downgrade was considered by us to have no material effect on our core short-tail property business. Although impossible to quantify, we believe the downgrade did have some impact on our ability to expand the direct casualty reinsurance business that we have since discontinued.

A decline in our ratings may require us to transfer premiums retained by us into a beneficiary trust.

Certain of our ceded excess of loss reinsurance contracts require us to transfer premiums currently retained by us on a funds withheld basis into a trust for the benefit of the reinsurers if A.M. Best were to downgrade us below "A-." In addition, certain of our other ceded excess of loss reinsurance contracts contain provisions that give the reinsurer the right to cancel the contract and require us to pay a termination fee. The amount of the termination fee would be dependent upon various factors, including level of loss activity.

A decline in our ratings may allow clients to terminate their contract with us.

It is increasingly common for our assumed reinsurance contracts to contain terms that would allow our clients to cancel the contract if we are downgraded below various rating levels by one or more rating agencies and a majority of our contracts now contain such clauses. Typically such cancellation clauses are triggered if A.M. Best or S&P were to downgrade us below "A-." Currently our claims paying rating is "A" by A.M. Best and S&P. Whether a client would exercise such rights would depend, among other things, on the reasons for such a downgrade, the extent of the downgrade, the prevailing market conditions, the degree of unexpired coverage, and the pricing and availability of replacement reinsurance coverage. We cannot predict in advance whether and how many of our clients would actually exercise such rights or what effect such cancellations would have on our financial conditions or future prospects, but such an effect could potentially be materially adverse. A downgrade, therefore, could result in a substantial loss of business if insurers, ceding companies and brokers that place such business move to other insurers and reinsurers with higher ratings. For example, 47% (by premium volume) of our reinsurance contracts that incepted at January 1, 2005 contained provisions allowing clients additional rights upon a decline in PXRE's ratings.

Our investment portfolio is subject to significant market and credit risks which could result in an adverse impact on our financial position or results.

Our invested assets consist primarily of debt instruments with fixed maturities, short-term investments, a diversified portfolio of hedge funds and, to a lesser extent, interests in mezzanine bond and equity limited partnerships. At December 31, 2004, 88.2% of PXRE's investment portfolio consisted of fixed maturities and short-term investments and 11.8% consisted of hedge funds and other investments. These investments are subject to market-wide risks and fluctuations as well as to risks inherent in particular securities. Although we seek to preserve our capital, we have invested in a portfolio of hedge funds and other privately held securities. These investments are designed to provide diversification of risk; however, such investments entail substantial risks. There can be no assurance that our investment objectives will be achieved, and results may vary substantially over time. In addition, although we seek to employ investment strategies that are not correlated with our reinsurance exposures, losses in our investment portfolio may occur at the same time as underwriting losses and, therefore, exacerbate such losses' adverse effect on us. While our primary objective is capital preservation, all our portfolios have a degree of risk. See "Investments."

Risks Related to our Fixed Maturity Investments. We are exposed to potential losses from the risks inherent in our fixed maturity investments. The two most significant risks inherent in our fixed income portfolio are interest rate risk and credit risk:

- *Interest Rate Risk*

  Our principal fixed maturity market risk exposure is to changes in U.S. interest rates. Changes in interest rates may affect the fair value of our fixed maturity portfolio, borrowings (in the form of trust preferred securities) and a related interest rate swap. Our holdings subject us to exposures in the treasury, municipal, and various asset-backed sectors. Changes in interest rates could also cause a potential underperformance in our exited finite coverages and shortfalls in cash flows necessary to pay fixed rate amounts due to exited finite contract counterparties.

- *Credit Risk*

  We are also exposed to potential losses from changes in probability of default and from defaulting counterparties with respect to our investments. A majority of our investment portfolio consists of fixed maturities and short-term investments rated "A2" or "A" or better by Moody's Investor Service ("Moody's"), or S&P. The average credit rating of the fixed maturities and short-term investments at December 31, 2004 is AA+. Our investment portfolio also contains privately held fixed maturities that are not traded on a recognized exchange. A deterioration in the credit quality of our investments or our inability to liquidate any of our privately held investments promptly could have an adverse effect on our financial condition.

Risks Related to our Hedge Fund Investments. We are exposed to potential losses from the risks inherent in our portfolio of hedge funds. Our investment policies with respect to our hedge fund investments generally do not restrict us from participating in particular markets, strategies or investments. Further, our hedge fund investments may generally be deployed and redeployed in whatever investment strategies are deemed appropriate under prevailing economic and market conditions in an attempt to achieve capital appreciation, including, if appropriate, a concentration of investments in a relatively small group of strategies or hedge fund managers.

The three most significant risks inherent in our hedge fund portfolio are liquidity risk, credit risk and market risk:

- *Liquidity Risk*

  Liquidity risk exists in the hedge fund portfolio in that there are delays between giving notice to redeem a hedge fund investment and receiving proceeds. The redemption terms are defined in the offering documents and generally require notice periods and time scales for settlement. We remain at risk during the notice period, which typically specifies a month or quarter end reference point at which to calculate redemption proceeds. The risk also exists that a hedge fund may be unable to meet its redemption obligations. A hedge fund may be faced with excessive redemption notices and illiquid underlying investments.

- *Credit Risk*

  Credit risk exists in the hedge fund portfolio where hedge funds are net long in a particular security, or group of correlated securities. Where a hedge fund is net long in a security that defaults, or suffers an adverse credit event, we are exposed to loss. Our exposure to any individual hedge fund is limited to the carrying value of the investment, and we invest in a diversified portfolio of hedge funds that utilize different strategies and markets, to reduce this risk. However, different hedge funds in the portfolio may be net long in the same or correlated securities at the same time, which could have an adverse effect on the value of the portfolio and thus our financial condition.

- *Market Risk*

  We invest in hedge funds that trade in securities using strategies that are generally market neutral. The hedge fund investments do not generally benefit from rising equity or bond markets, and have demonstrated historically low correlation of returns to equity market indices. However, the hedge funds may maintain leveraged net long positions, and this can expose us to market risks.

Because we depend on a few reinsurance brokers for a large portion of revenue, loss of business provided by them could adversely affect us.

We market our reinsurance products worldwide exclusively through reinsurance brokers. Four, four, and five brokerage firms accounted for approximately 78%, 78%, and 84% of our gross premiums written for the years ended December 31, 2004, 2003, and 2002, respectively. Approximately 25%, 23%, 16%, and 14% of gross premiums written in fiscal year 2004 were arranged through Benfield Greig Ltd., the worldwide branch offices of Guy Carpenter & Company, Inc. (a subsidiary of Marsh & McLennan Companies, Inc.), Aon Group Ltd., and Willis Re. Inc., respectively. Loss of all or a substantial portion of the business provided by these brokers could have a material adverse effect on our business.

The impact of recently announced investigations of broker fee and placement arrangements could adversely impact our ability to write more business.

Recent investigations of broker placement and compensation practices initiated by the Attorney General's office of certain states including New York, together with recently filed class action lawsuits initiated against such broker entities and certain reinsurance companies have challenged the legality of certain activities conducted by these brokers and companies. Various brokers with whom we do business are included within these investigations and lawsuits. The investigations and suits challenge, among other things, the appropriateness of setting fees paid to brokers based on the volume of business placed by a broker with a particular insurer or reinsurer; the payment of contingent fees to brokers by insurers or reinsurers because of an alleged conflict of interest arising from such fee arrangements; the nondisclosure by brokers to their clients of contingent fees paid to them by insurers and reinsurers, bid rigging and tying the receipt of direct insurance to placing reinsurance through the same broker. Because these investigations and suits have only recently been commenced, it is not possible to determine their ultimate impact upon the broker reinsurance market and reinsurers, including us. However, because of our reliance on the broker reinsurance market for future business, any governmental actions or judicial decisions which had the effect of impairing the broker reinsurance market could materially impact our ability to underwrite business. In addition, to the extent that any of the arrangements into which we routinely enter with our brokers were determined to be unlawful, we could be fined or otherwise penalized. Further, to the extent that any of the brokers with whom we do business suffer financial difficulties as a result of the investigations or proceedings, we could suffer increased credit risk. See "Our reliance on reinsurance brokers exposes us to their credit risk" below.

We have exited the finite reinsurance business, but claims in respect of finite reinsurance could have an adverse effect on our results of operations.

Finite risk reinsurance contracts are highly customized and typically involve complicated structural elements. GAAP governs whether or not a contract should be accounted for as reinsurance. Contracts that do not meet these GAAP requirements may not be accounted for as reinsurance and are required to be accounted for as deposits. As reported recently in the press, certain finite insurance and reinsurance arrangements are coming under scrutiny by the New York Attorney General's Office, the Securities and Exchange Commission and other governmental authorities. According to the press, investigators have asserted that the contracts in question were accounted for in an improper or fraudulent manner.

We sold finite reinsurance prior to June 30, 2004, and from time to time, have purchased finite reinsurance. Any claim challenging the appropriateness of the accounting treatment of the finite contracts we underwrote or purchased could result in negative publicity, costs and, in the event of any regulatory or judicial decision being entered against us, ultimately fines and penalties, all of which could have a material adverse effect on our business and results of operations.

Our reliance on reinsurance brokers exposes us to their credit risk.

In accordance with industry practice, we frequently pay amounts owed on claims under our policies to reinsurance brokers, and these brokers, in turn, pay these amounts over to the insurers that have reinsured a portion of their liabilities with us (we refer to these insurers as ceding insurers). In some jurisdictions, if a broker fails to make such a payment, we might remain liable to the ceding insurer for the deficiency. Conversely, in certain jurisdictions, when the ceding insurer pays premiums for these policies to reinsurance brokers for payment over to us, these premiums are considered to have been paid and the ceding insurer will no longer be liable to us for those amounts, whether or not we have actually received the premiums. We are aware of one instance in recent years, involving an insignificant amount, in which a broker did not forward premiums to us. Consequently, in connection with the settlement of reinsurance balances, we assume a degree of credit risk associated with brokers around the world.

We may be adversely affected by foreign currency fluctuations.

Although our functional currency is the U.S. dollar, premium receivables and loss reserves include business denominated in currencies other than U.S. dollars. We are exposed to the possibility of significant claims in currencies other than U.S. dollars. We may, from time to time, experience losses resulting from fluctuations in the values of these non-U.S. currencies, which could adversely affect our operating results. While we hold positions denominated in foreign currencies to mitigate, in part, the effects of currency fluctuations on our results of operations, we currently do not hedge our currency exposures before a catastrophic event that may produce a claim.

Retrocessional reinsurance subjects us to credit risk and may become unavailable on acceptable terms.
In order to limit the effect of large and multiple losses upon our financial condition, we buy reinsurance for our own account. This type of insurance is known as retrocessional reinsurance. From time to time, market conditions have limited, and in some cases have prevented reinsurers from obtaining the types and amounts of reinsurance which they consider adequate for their business needs. Accordingly, we may not be able to obtain our desired amounts of retrocessional reinsurance. In addition, even if we are able to obtain such retrocessional reinsurance, we may not be able to negotiate terms as favorable to us as in prior years. In difficult market conditions, pricing for our retrocessional reinsurance products may improve, but conversely, obtaining retrocessional reinsurance for our own account on favorable terms can become more difficult.

A retrocessionaire's insolvency or its inability or unwillingness to make payments under the terms of a retrocessional reinsurance treaty with us could have a material adverse effect on us. Therefore, our retrocessions subject us to credit risks because the ceding of risk to retrocessionaires does not relieve us of our liability to our clients. In the event that we cede business to a retrocessionaire, we must still pay on claims of our cedent even if we are not paid by the retrocessionaire.

Our inability to provide the necessary collateral could affect our ability to offer reinsurance in certain markets.
PXRE Bermuda is not licensed or admitted as an insurer in any jurisdiction other than Bermuda. Because many jurisdictions do not permit insurance companies to take credit for reinsurance obtained from unlicensed or non-admitted insurers on their statutory financial statements unless appropriate security mechanisms are in place, we anticipate that our reinsurance clients will typically require PXRE Bermuda to post a letter of credit or other collateral. If we are unable to arrange for security on commercially reasonable terms, PXRE Bermuda could be limited in its ability to write business for certain of our clients.

The insurance and reinsurance business is historically cyclical, and we may experience periods with excess underwriting capacity and unfavorable premium rates; conversely, we may have a shortage of underwriting capacity when premium rates are strong.
Historically, insurers and reinsurers have experienced significant fluctuations in operating results due to competition, frequency and severity of catastrophic events, levels of capacity, general economic conditions and other factors. The supply of insurance and reinsurance is related to prevailing prices, the level of insured losses and the level of industry surplus which, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance and reinsurance industry. As a result, the insurance and reinsurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity permitted favorable premium levels. Our recent, and anticipated, growth relates in part to improved industry pricing, but the supply of insurance and reinsurance may increase, either by capital provided by new entrants or by the commitment of additional capital by existing insurers or reinsurers, which may cause prices to decrease. Any of these factors could lead to an adverse effect on our profits. In addition to these considerations, changes in the frequency and severity of losses suffered by insureds and insurers may affect the cycles of the insurance and reinsurance business significantly, and we expect to experience the effects of such cyclicality.

Risks Related to Regulation

Regulatory constraints may restrict our ability to operate our business.

General. Our insurance and reinsurance subsidiaries may not be able to obtain or maintain necessary licenses, permits, authorizations or accreditations in locales where we currently engage in business or in new locales, or may be able to do so only at significant cost. In addition, we may not be able to comply fully with, or obtain appropriate exemptions from, the wide variety of laws and regulations applicable to insurance or reinsurance companies or holding companies. Failure to comply with or to obtain appropriate authorizations and/or exemptions under any applicable laws could result in restrictions on our ability to do business or certain activities that are regulated in one or more of the jurisdictions in which we operate and could subject us to fines and other sanctions, which could have a material adverse effect on our business.

PXRE Bermuda. PXRE Bermuda is a registered Class 4 Bermuda insurance and reinsurance company. Among other matters, Bermuda statutes, regulations and policies of the Bermuda Monetary Authority ("BMA"), require PXRE Bermuda to maintain minimum levels of statutory capital, surplus and liquidity, to meet solvency standards, to obtain prior approval of ownership and transfer of shares and to submit to certain periodic examinations of its financial condition. These statutes and regulations may, in effect, restrict PXRE Bermuda's ability to write insurance and reinsurance policies, to make certain investments and to distribute funds.

The offshore insurance and reinsurance regulatory environment has become subject to increased scrutiny in many jurisdictions, including the United States and various states within the United States. Compliance with any new laws or regulations regulating offshore insurers or reinsurers could have a material adverse effect on our business. In addition, although PXRE Bermuda does not believe it is or will be in violation of insurance laws or regulations of any jurisdiction outside Bermuda, inquiries or challenges to PXRE Bermuda's insurance or reinsurance activities may still be raised in the future.

PXRE U.S. Subsidiaries. PXRE Delaware and PXRE Reinsurance are subject to regulation under the insurance statutes of various U.S. states, including Connecticut, the domiciliary state of PXRE Reinsurance. The regulation and supervision to which PXRE Reinsurance is subject relates primarily to the standards of solvency that must be met and maintained, licensing requirements for reinsurers, the nature of and limitations on investments, deposits of securities for the benefit of a reinsured, methods of accounting, periodic examinations of the financial condition and affairs of reinsurers, the form and content of reports of financial condition required to be filed, reserves for losses and other matters. In general, such regulation is for the protection of the reinsureds and policyholders, rather than investors.

In recent years, the U.S. insurance regulatory framework has come under increased federal scrutiny, and some state legislators have considered or enacted laws that may alter or increase state regulation of insurance and reinsurance companies and holding companies. Moreover, the National Association of Insurance Commissioners, which is an association of the insurance commissioners of all 50 states and the District of Columbia, and state insurance regulators regularly reexamine existing laws and regulations.

Barbados. PXRE Barbados is subject to regulation under Barbados' Insurance Act, 1996. Under the Barbados Act, PXRE Barbados may only pay a dividend out of the realized profits of the company and may not pay a dividend unless (a) after payment of the dividend it is able to pay its liabilities as they become due, (b) the realizable value of its assets is greater than the aggregate value of its liabilities, and (c) the stated capital accounts are maintained in respect of all classes of shares.

PXRE Barbados is also required to maintain assets in an amount that permits it to meet the prescribed minimum solvency margin for the net premium income level of its business. In respect of its general insurance business, PXRE Barbados is required to maintain margins of solvency. PXRE Barbados is not required at the present time to maintain any additional statutory deposits or reserves relative to its business.

Changes in the laws and regulations to which our insurance and reinsurance subsidiaries are subject or the interpretation of these laws and regulations could have a material adverse effect on our business or results of operations.

If PXRE Bermuda becomes subject to insurance statutes and regulations in jurisdictions other than Bermuda or there is a change to Bermuda law or regulations or application of Bermuda law or regulations, there could be a significant and negative impact on our business.

As a registered Bermuda Class 4 insurer, PXRE Bermuda is subject to regulation and supervision in Bermuda. Bermuda insurance statutes, regulations and policies of the BMA require PXRE Bermuda to, among other things:

- maintain a minimum level of capital, surplus and liquidity;
- satisfy solvency standards;
- restrict dividends and distributions;
- obtain prior approval of ownership and transfer of shares;
- appoint an approved loss reserve specialist;
- maintain a principal office and appoint and maintain a principal representative in Bermuda; and
- provide for the performance of certain periodic examinations of PXRE Bermuda and its financial condition.

These statutes and regulations may, in effect, restrict our ability to write reinsurance policies, to distribute funds and to pursue our investment strategy.

We do not presently intend that PXRE Bermuda will be admitted to do business in any jurisdiction in the United States, the United Kingdom or elsewhere (other than Bermuda). However, we cannot assure you that insurance regulators in the United States, the United Kingdom or elsewhere will not review the activities of PXRE Bermuda, or related companies or its agents and claim that PXRE Bermuda is subject to such jurisdiction's licensing requirements. If any such claim is successful and PXRE Bermuda must obtain a license, we may be subject to taxation in such jurisdiction. In addition PXRE Bermuda is subject to indirect regulatory requirements imposed by jurisdictions that may limit its ability to provide insurance or reinsurance. For example, PXRE Bermuda's ability to write insurance or reinsurance may be subject, in certain cases, to arrangements satisfactory to applicable regulatory bodies. Proposed legislation and regulations may have the effect of imposing additional requirements upon, or restricting the market for, alien insurers or reinsurers with whom domestic companies place business.

Generally, Bermuda insurance statutes and regulations applicable to PXRE Bermuda are less restrictive than those that would be applicable if it were governed by the laws of any state in the United States. In the past, there have been congressional and other initiatives in the United States regarding proposals to supervise and regulate insurers domiciled outside the United States. If in the future PXRE Bermuda becomes subject to any insurance laws of the United States or any state thereof or of any other jurisdiction, we cannot assure you that PXRE Bermuda would be in compliance with those laws or that coming into compliance with those laws would not have a significant and negative effect on PXRE Bermuda's business.

The process of obtaining licenses is very time consuming and costly, and we may not be able to become licensed in a jurisdiction other than Bermuda, should we choose to do so. The modification of the conduct of our business resulting from our becoming licensed in certain jurisdictions could significantly and negatively affect our business. In addition our inability to comply with insurance statutes and regulations could significantly and adversely affect our business by limiting our ability to conduct business as well as subjecting us to penalties and fines.

Because we are incorporated in Bermuda, we are subject to changes of Bermuda law and regulation that may have an adverse impact on our operations, including imposition of tax liability or increased regulatory supervision. In addition, we will be exposed to changes in the political environment in Bermuda. The Bermuda insurance and reinsurance regulatory framework recently has become subject to increased scrutiny in many jurisdictions, including in the United States and in various states within the United States. We cannot predict the future impact on our operations of changes in the laws and regulations to which we are or may become subject.

We may be unable to obtain extensions of work permits for our employees, which may cause our business to be adversely affected.

Under Bermuda law, non-Bermudians (other than spouses of Bermudians or holders of permanent residence certificates) may not engage in any gainful occupation in Bermuda without the specific permission of the appropriate government authority. The Bermuda government will issue a work permit for a specific period of time, which may be extended upon showing that, after proper public advertisements, no Bermudian (or spouse of a Bermudian or holder of a permanent residence certificate) is available who meets the minimum standards for the advertised position. The Bermuda government has a policy that limits the duration of work permits to six years, subject to certain exemptions for key employees. Substantially all of our key officers, including our Chief Executive Officer, Chief Financial Officer, and key reinsurance underwriters are working in Bermuda under work permits that will expire at various times over the next five years. The Bermuda government could refuse to extend these work permits. If any of our senior executive officers were not permitted to remain in Bermuda, our operations could be disrupted and our financial performance could be adversely affected.

Risks Related to Taxation

We and our Bermuda subsidiaries may become subject to Bermuda taxes after 2016.

Bermuda currently imposes no income tax on companies. We have obtained an assurance from the Bermuda Minister of Finance, under The Exempted Undertakings Tax Protection Act 1966 of Bermuda, that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to our Bermuda subsidiaries until March 28, 2016. We cannot assure you that we or our Bermuda subsidiaries will not be subject to any Bermuda tax after that date.

We and our non-U.S. subsidiaries may be subject to U.S. tax, which may have a material adverse effect on our financial condition and results of operation.

We and our non-U.S. subsidiaries intend to operate our business in a manner that will not cause us to be treated as engaged in a trade or business in the United States (and, in the case of those non-U.S. companies qualifying for treaty protection, in a manner that will not cause us to be doing business through a permanent establishment in the United States) and, thus, we will not be subject to U.S. federal income taxes or branch profits tax (other than withholding taxes on certain U.S. source investment income, dividends from PXRE Delaware to PXRE Barbados and excise taxes on insurance or reinsurance premiums). However, because there is uncertainty as to the activities that constitute being engaged in a trade or business within the United States, and what constitutes a permanent establishment under the applicable tax treaties, there can be no assurances that the IRS will not contend successfully that we or that a non-U.S. subsidiary of ours is engaged in a trade or business, or carrying on business through a permanent establishment in the United States.

We and/or our non-U.S. subsidiaries could be subject to U.S. federal income tax on a portion of our income that is earned from U.S. sources if we or our non-U.S. subsidiaries are considered to be a personal holding company (or a "PHC") for U.S. federal income tax purposes. This status will depend on whether more than 50% of our shares could be deemed to be owned by five or fewer individuals and on whether at least 60% of our or our subsidiaries adjusted ordinary gross income is "personal holding company income" ("PHCI threshold"), as determined for U.S. federal income tax purposes. We believe, based upon information made available to us regarding our existing shareholder base, that neither we nor any of our subsidiaries should be considered a PHC. Additionally, we intend to operate our business to minimize the possibility that we will meet the PHCI threshold. However, due to the lack of complete information regarding our ultimate share ownership, we cannot be certain that we will not be characterized as a PHC, or that the amount of U.S. federal income tax that would be imposed if it were not the case would be minimal.

Pursuant to recently enacted legislation, foreign corporations will be excluded from the application of the PHC rules of the Internal Revenue Code of 1986, as amended (the "Code"), effective for taxable years of foreign corporations beginning after December 31, 2004, and taxable years of U.S. shareholders with or within which such taxable years of foreign corporations end.

Under a recently ratified protocol to the U.S.–Barbados income tax treaty, dividends paid by PXRE Delaware to PXRE Barbados will not be eligible for a U.S. withholding tax rate reduction under the treaty.

PXRE Delaware is a Delaware corporation wholly owned by PXRE Barbados. Under U.S. federal income tax law, dividends paid by a U.S. corporation to a non-U.S. shareholder are generally subject to a 30% withholding tax, unless reduced by treaty.

The U.S. and Barbados recently ratified a protocol to the Barbados Treaty which will modify the current Barbados Treaty to cause any future dividends paid by PXRE Delaware to PXRE Barbados to be subject to a U.S. withholding tax of 30%, effective January 1, 2005. The imposition of withholding tax at such rate could have a material adverse effect on our financial condition and results of operations.

If we are classified as a foreign personal holding company ("FPHC"), your taxes would increase.

Although it is not anticipated that we or any of our non-U.S. subsidiaries will be classified as a FPHC for U.S. federal income tax purposes, if we or any of our non-U.S. subsidiaries are classified as a FPHC, a United States person that directly or indirectly owns our common shares would be subject to adverse tax consequences.

Pursuant to recently enacted legislation, FPHC rules of the Code have been eliminated effective for the taxable years of foreign corporations beginning after December 31, 2004, and taxable years of U.S. shareholders with or within which such taxable years of foreign corporations end.

If you acquire more than 10% of our shares and we or our non-U.S. subsidiaries are classified as a controlled foreign corporation ("CFC"), your taxes could increase.
Each U.S. person (as defined in Section 957(c) of the Code) owning shares of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during a taxable year, and who owns, directly or indirectly through foreign entities, on the last day of the CFC's taxable year, at least 10% of the total combined voting power of all classes of shares of the CFC entitled to vote (shareholders meeting this ownership requirement are referred to as "United States Shareholders"), must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC's "subpart F income," even if the subpart F income is not distributed. A foreign corporation is considered a CFC if United States Shareholders own (directly, indirectly through foreign entities or by attribution by application of the constructive ownership rules (i.e., "constructively")) more than 50% of the total combined voting power of all classes of voting stock of such foreign corporation or the total value of all stock of such corporation. For purposes of taking into account insurance income, a CFC also includes a foreign insurance company in which more than 25% of the total combined voting power of all classes of stock (or more than 25% of the total value of the stock) is owned by 10% U.S. Shareholders, on any day during the taxable year of such corporation, if the gross amount of premiums or other consideration for the reinsurance or the issuing of insurance or annuity contracts exceeds 75% of the gross amount of all premiums or other consideration in respect of all risks.

We believe that because of the anticipated dispersion of our share ownership, provisions in our organizational documents that limit voting power and other factors, no U.S. person who owns our shares directly or indirectly through one or more foreign entities should be treated as owning (directly, indirectly through foreign entities or constructively) 10% or more of the total voting power of all classes of our shares.

However, due to the attribution provisions of the Code regarding determination of beneficial ownership, there is a risk that the IRS could assert that one or more of our non-U.S. subsidiaries are CFCs and that U.S. holders of our common shares who own 10% or more of the value of our common shares should be treated as owning 10% or more of the total voting power of all classes of our shares notwithstanding the reduction of voting power discussed above.

If we or a non-U.S. subsidiary is determined to have "related party insurance income" ("RPII"), you may be subject to U.S. taxation on your pro rata share of such income.
If the RPII of any of our non-U.S. insurance subsidiaries were to equal or exceed 20% of such company's gross insurance income in any taxable year and direct or indirect insureds (and persons related to such insureds) own (or are treated as owning directly or indirectly through entities) 20% or more of our voting power or value, then a U.S. person who owns our shares (directly or indirectly through foreign entities) on the last day of the taxable year would be required to include in its income for U.S. federal income tax purposes such person's pro rata share of such non-U.S. insurance subsidiary's RPII for the entire taxable year, determined as if such RPII were distributed proportionately only to such U.S. persons at that date regardless of whether such income is actually distributed. In addition, any RPII that is includible in the income of a U.S. tax-exempt organization may be treated as unrelated business taxable income. The amount of RPII earned by the non-U.S. insurance subsidiaries (generally, premium and related investment income from the direct or indirect insurance or reinsurance of any direct or indirect U.S. holder of common shares or any person related to such holder) will depend on a number of factors, including the geographic distribution of the non-U.S. insurance subsidiaries' business and the identity of persons directly or indirectly insured or reinsured by the non-U.S. insurance subsidiaries. We believe that the gross RPII of each non-U.S. insurance subsidiary did not in prior years of operation and is not expected in the foreseeable future to equal or exceed 20% of such subsidiary's gross insurance income, and we do not expect the direct or indirect insureds of the non-U.S. insurance subsidiaries (and related persons) to directly or indirectly own 20% or more of either the voting power or value of our common shares, but we cannot be certain that this will be the case because some of the factors that determine the existence or extent of RPII may be beyond our knowledge and/or control.

The RPII rules provide that if a U.S. person disposes of shares in a foreign insurance corporation in which U.S. persons own 25% or more of the shares (even if the amount of RPII is less than 20% of the corporation's gross insurance income and the ownership of its shares by direct or indirect insureds and related persons is less than the 20% threshold), any gain from the disposition will generally be treated as ordinary income to the extent of the holder's share of the corporation's undistributed earnings and profits that were accumulated during the period that the holder owned the shares (whether or not such earnings and profits are attributable to RPII). In addition, such a holder will be required to comply with certain reporting requirements, regardless of the amount of shares owned by the holder. These RPII rules should not apply to dispositions of our common shares because we will not ourselves be directly engaged in the insurance business. The RPII provisions, however, have never been interpreted by the courts or the U.S. Treasury Department in final regulations, and regulations interpreting the RPII provisions of the Code exist only in proposed form. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of RPII by the IRS, the courts or otherwise, might have retroactive effect. The U.S. Treasury Department has authority to impose, among other things, additional reporting requirements with respect to RPII. Accordingly, the meaning of the RPII provisions and the application of those provisions to us and our subsidiaries is uncertain.

If we are classified as a passive foreign investment company ("PFIC"), your taxes would increase.

Although it is not anticipated that we will be classified as a PFIC for U.S. income tax purposes, if we are classified as a PFIC, it would have material adverse tax consequences for U.S. persons that directly or indirectly own our common shares, including subjecting such U.S. persons to a greater tax liability than might otherwise apply and subjecting such U.S. persons to tax on amounts in advance of when tax would otherwise be imposed. There are currently no regulations regarding the application of the PFIC provisions to an insurance company. New regulations or pronouncements interpreting or clarifying these rules may be forthcoming. We cannot predict what impact, if any, such guidance would have on persons subject to U.S. federal income tax that directly or indirectly own our common shares.

Our reinsurance agreements between us and our U.S. subsidiaries may be subject to recharacterization or other adjustment for U.S. federal income tax purposes, which may have a material adverse effect on our financial condition and results of operations.

Under Section 845 of the Code, as further clarified by recently enacted amendments to the Code, the IRS may allocate income, deductions, assets, reserves, credits and any other items related to a reinsurance agreement among certain related parties to a reinsurance agreement, recharacterize such items, or make any other adjustment, in order to reflect the proper source, character or amount of the items for each party. No regulations have been issued under Section 845 of the Code. Accordingly, the application of such provisions to us and our subsidiaries is uncertain and we cannot predict what impact, if any, such provisions may have on us and our subsidiaries.

Changes in U.S. federal income tax law could be retroactive and may subject us or our non-U.S. subsidiaries to U.S. federal income taxation.

The tax laws and interpretations regarding whether a company is engaged in a U.S. trade or business or whether a company is a CFC, PHC, FPHC, or PFIC, or has RPII are subject to change, possibly on a retroactive basis. There are currently no regulations regarding the application of the PFIC rules to an insurance company. The IRS recently announced that it intends to scrutinize insurance companies domiciled outside the U.S., and apply the PFIC rules to companies that are not active insurance companies and to the portion of a non-U.S. insurance company's income not derived in the active conduct of an insurance business. Additionally, the regulations regarding RPII are still in proposed form. New regulations or pronouncements interpreting or clarifying such rules will likely be forthcoming from the IRS. We are not able to predict if, when or in what form such guidance will be provided and whether such guidance will be applied on a retroactive basis.

The Organization for Economic Cooperation and Development and the European Union are considering measures that might increase our taxes and reduce our net income.

A number of multinational organizations, including the European Union, the Organization for Economic Cooperation and Development ("OECD"), the Financial Action Task Force and the Financial Stability Forum ("FSF"), have all recently identified some countries as not participating in adequate information exchange, engaging in harmful tax practices or not maintaining adequate controls to prevent corruption, such as money laundering activities. Recommendations to limit such harmful practices are under consideration by these organizations, and a report published on November 27, 2001 by the OECD at the behest of FSF titled "Behind the Corporate Veil: Using Corporate Entities for Illicit Purposes," contains an extensive discussion of specific recommendations. The OECD has threatened non-member jurisdictions that do not agree to cooperate with the OECD with punitive sanctions by OECD member countries, though specific sanctions have yet to be adopted by OECD member countries. It is as yet unclear what these sanctions will be, who will adopt them and when or if they will be imposed. In a June 26, 2000 report, Bermuda was not listed as a tax haven jurisdiction by the OECD because it previously signed a letter committing itself to eliminating harmful tax practices by the end of 2005 and to embrace international tax standards for transparency, exchange of information, and the elimination of regimes for financial and other services that attract businesses with no substantial domestic activity. We cannot assure you, however, that the action taken by Bermuda would be sufficient to preclude all effects of the measures or sanctions described above, which, if ultimately adopted, could adversely affect Bermuda companies such as us.

The anti-dilution protection afforded to the holders of our outstanding preferred shares could cause substantial dilution to the holders of our common shares. The sale, following conversion, of substantial amounts of our common shares by the holders of the preferred shares could cause the market price of our common shares to decline significantly.

In April 2002, we privately placed Series A, Series B and Series C preferred shares to several private equity investors. These investors have the right to nominate four directors for election to the Board of Directors, and were granted demand and other registration rights. The interests of the preferred share investors may differ materially from the interests of our common shareholders, and these investors could take actions or make decisions that are not in the best interests of our common shareholders.

The anti-dilution protections afforded to the preferred shareholders could have a material dilutive effect on our common shareholders. Each preferred share, in whole or in part, is convertible at any time at the option of the holder into convertible common shares for that series according to a formula set forth in the description of stock filed as an exhibit to PXRE's form 10-K. The convertible common shares are, in turn, convertible into common shares on a one-for-one basis. The number of convertible common shares per preferred shares issuable upon any conversion will be determined by dividing a liquidation preference for the series equal to the aggregate original purchase price of the preferred share plus accrued but unpaid dividends thereon, by the conversion price then in effect. The conversion price is subject to adjustment to avoid dilution in the event of recapitalization, reclassification, stock split, consolidation, merger, amalgamation or other similar event or an issuance of additional common shares in a private placement below the fair market value or in a registered public offering below 95% of fair market value or without consideration. In addition, the conversion price is subject to adjustment for certain loss and loss expense development on reserves for losses incurred on or before September 30, 2001 and for any liability or loss arising out of pending material litigation on December 10, 2001. As of December 31, 2004, the outstanding preferred shares were ultimately convertible into 12.2 million common shares, or 37.4% of our outstanding common shares on a fully converted basis and using the adjusted conversion price of $13.40 in effect as of December 31, 2004. However, because the conversion price for the preferred shares is subject to adjustment for a variety of reasons, including if we have certain types of adverse loss development, the number of our common shares into which the preferred shares are ultimately convertible and, accordingly, the amount of dilution experienced by our common shareholders, could increase.

Furthermore, upon conversion, sales of substantial amounts of common shares by these investors, or the perception that these sales could occur, could adversely affect the market price of the common shares, as well as our ability to raise additional capital in the public equity markets at a desirable time and price.

Investments

As of December 31, 2004, our investment portfolio, at fair value, was allocated 62.4% in fixed maturity debt instruments, 25.8% in short-term investments, 11.2% in hedge funds and 0.6% in other invested assets.

At December 31, 2004, 97.3% of the fair value of our fixed maturities and short-term investments portfolio was in obligations rated "A" or better by Moody's or S&P. Mortgage and asset-backed securities accounted for 26.6% of fixed maturities and short-term investments or 23.5% of our total investment portfolio based on fair value at December 31, 2004. The average yield to maturity of our fixed maturities and short-term investments at December 31, 2004 and 2003 was 3.4% and 3.2%, respectively.

We had no direct investments in real estate or commercial mortgage loans as of December 31, 2004, other than $6.9 million of notes receivable and an equity investment in the JV Agreement described earlier, which are included in Other Assets; however, we may invest in fixed maturities that are secured by commercial mortgages from time to time.

Fixed maturity investments, other than trading securities, are reported at fair value, with the net unrealized gain or loss, net of tax, reported as a separate component of shareholders' equity. Fixed maturity investments classified as trading securities are reported at fair value, with the net unrealized gain or loss reported as investment income. At December 31, 2004, an after-tax unrealized loss of $3.5 million (loss of 11 cents per share, after considering convertible preferred shares) was included in shareholders' equity.

Short-term investments are carried at amortized cost, which approximates fair value. Our short-term investments, principally treasury bills and agency securities, amounted to $296.3 million at December 31, 2004, compared to $175.8 million at December 31, 2003.

A significant component of our investment strategy is investing a portion of our invested assets in a diversified portfolio of hedge funds. At December 31, 2004, total hedge fund investments amounted to $129.1 million, representing 11.2% of the total investment portfolio. For the year ended December 31, 2004, our hedge funds yielded a return of 7.8% as compared to 11.8% in 2003. As of December 31, 2004, hedge fund investments with fair values ranging from $0.9 million to $17.2 million were administered by seventeen managers.

Our hedge fund managers invest in a variety of markets utilizing a variety of strategies, generally through the medium of private investment companies or other entities. Criteria for the selection of hedge fund managers include, among other factors, the historical performance and/or recognizable prospects of the particular manager and a substantial personal investment by the manager in the investment program. However, managers without past trading histories or substantial personal investment may also be considered. Generally, our hedge fund managers may be compensated on terms that may include fixed and/or performance-based fees or profit participations.

Through our hedge fund managers, we may invest or trade in any securities or instruments including, but not limited to, U.S. and non-U.S. equities and equity-related instruments, currencies, commodities and fixed-income and other debt-related instruments and derivative instruments. Hedge fund managers may use both over-the-counter and exchange traded instruments (including derivative instruments such as swaps, futures and forward agreements), trade on margin and engage in short sales. Substantially all hedge fund managers are expected to employ leverage, to varying degrees, which magnifies both the potential for gain and the exposure to loss, which may be substantial. Leverage may be obtained through margin arrangements, as well as repurchase, reverse repurchase, securities lending and other techniques. Trades may be on or off exchanges and may be in thinly traded securities or instruments, which creates the risk that attempted purchases or sales may adversely affect the price of a particular investment or its liquidation and may increase the difficulty of valuing particular positions.

While we seek capital appreciation with respect to our hedge fund investments, we are also concerned with preservation of capital. Therefore, our hedge fund portfolio is designed to take advantage of broad market opportunities and diversify risk. Nevertheless, our investment policies with respect to our hedge fund investments generally do not restrict us from participating in particular markets, strategies or investments. Further, our hedge fund investments may generally be deployed and redeployed in whatever investment strategies are deemed appropriate under prevailing economic and market conditions in an attempt to achieve capital appreciation, including, if appropriate, a concentration of investments in a relatively small group of strategies or hedge fund managers. Accordingly, the identity and number of hedge fund managers is likely to change over time.

Mariner, as investment advisor, allocates assets to the hedge fund managers. Mariner monitors hedge fund performance and periodically reallocates assets in its discretion. Mariner is familiar with a number of hedge fund investment strategies utilized by our hedge fund managers. Mariner has invested in some of these strategies and has a varying level of knowledge of others. New strategies, or strategies not currently known to Mariner, may come to Mariner's attention and may be adopted from time to time.

As of December 31, 2004, our investment portfolio also included $6.8 million of other invested assets of which 99% is in two mezzanine bond funds. The remaining aggregate cash call commitments in respect of such investments are $0.3 million.

Hedge funds and other limited partnership investments are accounted for under the equity method. Total investment income for the year ended December 31, 2004, included $10.7 million attributable to hedge funds and other investments.

Our hedge fund and other privately held securities program should be viewed as exposing us to the risk of substantial losses, which we seek to reduce through our multi-asset and multi-management strategy. There can be no assurance, however, that this strategy will prove to be successful.

Market Risk

We are exposed to certain market risks, including interest rate and credit risks. The potential for losses exists from changes in interest rates with respect to our investments and borrowings. We are exposed to potential losses from changes in probability of default with respect to our investments. We believe our exposure to foreign exchange risk is not material with respect to our fixed income portfolio.

One of our risk management strategies is to bear market risks that do not correlate with underwriting risks, and limit our exposure to market risks that may prevent us from servicing our insurance obligations. Our Board of Directors approves investment guidelines and the selection of external investment advisors who manage our portfolios. The investment managers make tactical investment decisions within the established guidelines. Management monitors the external advisors through written reports that are reviewed and approved by our Board of Directors or committee thereof. Management also manages diversification strategies across the portfolios in order to limit our potential loss from any single market risk. The performance and risk profiles of the portfolio are reported in various forms throughout the fiscal year to management, our Board of Directors, rating agencies, regulators, and to shareholders.

Our investment portfolio is summarized in Notes to the Financial Statements and above under the heading "Investments."

Interest Rate Risk

Our principal fixed maturity market risk exposure is to changes in U.S. interest rates. Changes in interest rates may affect the fair value of our fixed maturity portfolio and subordinated debt. Our holdings subject us to exposures in the treasury, municipal, and various asset-backed sectors. These sectors consist primarily of investment grade securities whose fair value is subject to interest rate, credit, prepayment and extension risk. All fixed maturity investment positions are net long with no "short" or derivative positions.

We believe that reinsurance recoverables and payables do not expose us to significant interest rate risk and are excluded from the analysis below.

In order to measure our exposure to changes in interest rates a sensitivity analysis was performed. Potential loss is measured as a change in fair value, net of applicable taxes. The fair value of the fixed maturity portfolio and subordinated debt at year-end was remeasured from the fair values reported in the financial statements assuming a 100 basis point increase in interest rates using various analytics and models. The potential loss in fair value measured as a proportion of total shareholders' equity, due to interest rate exposure was estimated at 1.2% at December 31, 2004 and 1.3% at December 31, 2003. There was no significant change in net exposure during the year. Should such interest rate increase occur, only the decline in fair value of our fixed maturity investments would be recorded in our consolidated balance sheet; the decrease in the fair value of the subordinated debt would not be recognized.

The estimated potential loss includes declines in the fair value related to prepayment risk associated with the mortgage-related securities. The mortgage sector represents 26.6% of our portfolio of fixed maturities and short-term investments at December 31, 2004. The estimate assumes a similar change in fair value across security sectors with no adjustment for change in value due to credit risk. The interest rate risk related to the short-term investments is not material. The average maturity of these investments is under one year.

Credit Risk

As of December 31, 2004, 88.2% of our investment portfolio, at fair value, consisted of fixed maturities and short-term investments. At December 31, 2004, 97.3% of the fair value of our fixed maturities and short-term investment portfolio was in obligations rated "A" or better by Moody's or S&P. With respect to diversification, at December 31, 2004 we own 346 individual fixed maturity investments. Non-agency mortgage and asset-backed securities accounted for 14.8% of our investment portfolio based on fair value at December 31, 2004. At December 31, 2004, we had $11.7 million at fair value of privately held fixed maturities that are not traded on a recognized exchange.

Foreign Exchange Risk

Our exposure to foreign exchange risk from our foreign denominated securities is not material. Only a small portion of our investment portfolio is denominated in currencies other than U.S. dollars. Additionally, the carrying value of certain receivables and payables denominated in foreign currencies are carried at fair value. For these reasons, these items have been excluded from the market risk disclosure. We may, however, be exposed to material foreign exchange risks in the event that a significant non-U.S. catastrophe event occurs.

Equity Price Risk

We are not materially exposed to equity price risk other than through our hedge fund investments.

Diversification Benefit

Our risk management strategy includes investments that are expected to reflect offsetting changes in fair value in response to various changes in market risks.

We also hold other investments that are excluded from this disclosure that are expected to provide positive returns under most market conditions representing adverse changes in interest rates and other market factors (See Note 4 of Notes to Consolidated Financial Statements).

Cautionary Statement Regarding Forward-Looking Statements

This report contains various forward-looking statements and includes assumptions concerning our operations, future results and prospects. Statements included herein, as well as statements made by us or on our behalf in press releases, written statements or other documents filed with the Securities and Exchange Commission (the "SEC"), or in our communications and discussions with investors and analysts in the normal course of business through meetings, phone calls and conference calls, which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements, identified by words such as "intend," "believe," "anticipate," or "expects" or variations of such words or similar expressions are based on current expectations, speak only as of the date hereof, and are subject to risk and uncertainties. In light of the risks and uncertainties inherent in all future projections, these forward-looking statements in this report should not be considered as a representation by us or any other person that our objectives or plans will be achieved. We caution investors and analysts that actual results or events could differ materially from those set forth or implied by the forward-looking statements and related assumptions, depending on the outcome of certain important factors including, but not limited to, the following:

(i) because of exposure to catastrophes, our financial results may vary significantly from period to period;

(ii) we may be overexposed to losses in certain geographic areas for certain types of catastrophe events;

(iii) we operate in a highly competitive environment;

(iv) reinsurance prices may decline, which could affect our profitability;

(v) reserving for losses includes significant estimates which are also subject to inherent uncertainties;

(vi) a decline in the credit rating assigned to our claim-paying ability may impact our potential to write new or renewal business;

(vii) a decline in our ratings may require us to transfer premiums retained by us into a beneficiary trust or may allow clients to terminate their contract with us;

(viii) our investment portfolio is subject to market and credit risks which could result in a material adverse impact on our financial position or results;

(ix) because we depend on a few reinsurance brokers for a large portion of revenue, loss of business provided by them could adversely affect us; and our reliance on reinsurance brokers exposes us to their credit risk;

(x) the impact of recently announced investigations of broker fee and placement arrangements could adversely impact our ability to write more business;

(xi) we have exited the finite reinsurance business, but claims in respect of the business we wrote could have an adverse effect on our results of operations;

(xii) we may be adversely affected by foreign currency fluctuations;

(xiii) retrocessional reinsurance subjects us to credit risk and may become unavailable on acceptable terms;

(xiv) the impairment of our ability to provide collateral to cedents could affect our ability to offer reinsurance in certain markets;

(xv) the reinsurance business is historically cyclical, and we may experience periods with excess underwriting capacity and unfavorable premium rates; conversely, we may have a shortage of underwriting capacity when premium rates are strong;

(xvi) regulatory constraints may restrict our ability to operate our business;

(xvii) contention by the United States Internal Revenue Service that we or our offshore subsidiaries are subject to U.S. taxation could result in a material adverse impact on our financial position or results; and

(xviii) changes in tax laws, tax treaties, tax rules and interpretations could result in a material adverse impact on our financial position or results.

In addition to the factors outlined above that are directly related to our business, we are also subject to general business risks, including, but not limited to, adverse state, federal or foreign legislation and regulation, adverse publicity or news coverage, changes in general economic factors and the loss of key employees. The factors listed above should not be construed as exhaustive. See "Certain Risks and Uncertainties."

We undertake no obligation to release publicly the results of any future revisions we may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except par value per share)	December 31, 2004	2003
Assets		
Investments:		
Fixed maturities:		
Available-for-sale (amortized cost $705,204 and $613,833, respectively)	$ 701,798	$ 617,658
Trading (cost $13,725 and $20,370, respectively)	15,483	21,451
Short-term investments	296,318	175,771
Hedge funds (cost $86,549 and $87,691, respectively)	129,118	121,466
Other invested assets (cost $5,663 and $9,365, respectively)	6,823	10,173
Total investments	1,149,540	946,519
Cash	15,668	65,808
Accrued investment income	8,054	5,490
Premiums receivable, net	93,116	79,501
Other receivables	35,315	30,695
Reinsurance recoverable on paid losses	8,003	15,494
Reinsurance recoverable on unpaid losses	61,215	146,924
Ceded unearned premiums	3,500	10,454
Deferred acquisition costs	1,745	2,495
Income tax recoverable	31,594	14,133
Other assets	46,666	42,134
Total assets	$1,454,416	$1,359,647
Liabilities		
Reserve for losses and loss expenses	$ 460,084	$ 450,635
Reserve for unearned premiums	15,952	21,566
Subordinated debt	167,075	—
Reinsurance balances payable	10,937	53,373
Deposit liabilities	72,143	80,583
Other liabilities	31,670	32,133
Total liabilities	757,861	638,290
Minority interest in consolidated subsidiary:		
Company-obligated mandatorily redeemable capital trust pass-through securities of subsidiary trust holding solely a company-guaranteed related subordinated debt	—	156,841
Shareholders' Equity		
Serial convertible preferred shares, $1.00 par value, $10,000 stated value—10 million shares authorized, 0.02 million shares issued and outstanding	163,871	172,190
Common shares, $1.00 par value—50 million shares authorized, 20.5 million and 13.3 million shares issued and outstanding, respectively	20,469	13,277
Additional paid-in capital	329,730	192,078
Accumulated other comprehensive income net of deferred income tax (benefit) expense of $(900) and $1,242, respectively	(4,855)	1,692
Retained earnings	194,081	188,670
Restricted shares at cost (0.4 million and 0.3 million shares, respectively)	(6,741)	(3,391)
Total shareholders' equity	696,555	564,516
Total liabilities and shareholders' equity	$1,454,416	$1,359,647

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME

(Dollars in thousands, except per share amounts)	Year Ended December 31, 2004	2003	2002
Revenues			
Net premiums earned	$308,072	$320,933	$269,360
Net investment income	26,178	26,931	24,893
Net realized investment (losses) gains	(150)	2,447	8,981
Fee income	1,785	5,014	3,432
	335,885	355,325	306,666
Losses and Expenses			
Losses and loss expenses incurred	226,347	157,598	125,361
Commissions and brokerage	36,111	47,360	53,391
Operating expenses	41,293	39,701	34,228
Foreign exchange losses (gains)	80	143	(273)
Interest expense	14,389	2,506	2,939
Minority interest in consolidated subsidiaries	—	10,528	8,646
	318,220	257,836	224,292
Income before income taxes, cumulative effect of accounting change and convertible preferred share dividends	17,665	97,489	82,374
Income tax (benefit) provision	(6,234)	841	17,829
Income before cumulative effect of accounting change and convertible preferred share dividends	23,899	96,648	64,545
Cumulative effect of accounting change, net of $0.2 million tax benefit	(1,053)	—	—
Net income before convertible preferred share dividends	$ 22,846	$ 96,648	$ 64,545
Convertible preferred share dividends	14,018	13,113	9,077
Net income available to common shareholders	$ 8,828	$ 83,535	$ 55,468
Comprehensive Income, Net of Tax			
Net income before convertible preferred share dividends	$ 22,846	$ 96,648	$ 64,545
Net unrealized (depreciation) appreciation on investments	(5,218)	(6,396)	7,664
Minimum additional pension liability	(1,329)	—	—
Net unrealized appreciation (depreciation) on cash flow hedge	—	946	(223)
Comprehensive income	$ 16,299	$ 91,198	$ 71,986
Per Share			
Basic:			
Net income before cumulative effect of accounting change and convertible preferred share dividends	$ 1.65	$ 8.06	$ 5.47
Cumulative effect of accounting change	(0.07)	—	—
Convertible preferred share dividends	(0.97)	(1.09)	(0.77)
Net income available to common shareholders	$ 0.61	$ 6.97	$ 4.70
Average shares outstanding (000's)	14,433	11,992	11,802
Diluted:			
Net income before cumulative effect of accounting change	$ 0.86	$ 4.10	$ 3.28
Cumulative effect of accounting change	(0.04)	—	—
Net income	$ 0.82	$ 4.10	$ 3.28
Average shares outstanding (000's)	27,745	23,575	19,662

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years Ended December 31, 2004, 2003 and 2002

(Dollars in thousands)	Convertible Preferred Shares	Common Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Restricted Shares	Total Shareholders' Equity
Balance at December 31, 2001	$ —	$11,873	$175,405	$ (299)	$ 55,473	$(2,672)	$239,780
Net income before convertible preferred shares dividends					64,545		64,545
Unrealized appreciation on investments, net				7,664			7,664
Unrealized depreciation on cash flow hedge, net				(223)			(223)
Issuance of convertible preferred shares	150,000		(9,112)				140,888
Issuance of common shares		157	3,000				3,157
Repurchase/cancellation of common shares			(671)				(671)
Issuance of restricted shares						(886)	(886)
Amortization of restricted shares						1,845	1,845
Dividends to convertible preferred shareholders	9,077				(9,077)		—
Dividends paid to common shareholders					(2,879)		(2,879)
Tax effect of stock options exercised			316				316
Other			(72)				(72)
Balance at December 31, 2002	159,077	12,030	168,866	7,142	108,062	(1,713)	453,464
Net income before convertible preferred shares dividends					96,648		96,648
Unrealized depreciation on investments, net				(6,396)			(6,396)
Unrealized appreciation on cash flow hedge, net				946			946
Issuance of common shares		1,247	25,084				26,331
Repurchase/cancellation of common shares			(2,058)				(2,058)
Issuance of restricted shares						(4,582)	(4,582)
Amortization of restricted shares						2,904	2,904
Dividends to convertible preferred shareholders	13,113				(13,113)		—
Dividends paid to common shareholders					(2,927)		(2,927)
Tax effect of stock options exercised			186				186
Balance at December 31, 2003	172,190	13,277	192,078	1,692	188,670	(3,391)	564,516
Net income before convertible preferred shares dividends					22,846		22,846
Unrealized depreciation on investments, net				(5,218)			(5,218)
Minimum additional pension liability, net				(1,329)			(1,329)
Conversion of convertible preferred shares	(22,337)						(22,337)
Issuance of common shares		7,192	137,331				144,523
Repurchase/cancellation of common shares			(1,254)				(1,254)
Issuance of restricted shares						(7,291)	(7,291)
Amortization of restricted shares						3,941	3,941
Dividends to convertible preferred shareholders	14,018				(14,018)		—
Dividends paid to common shareholders					(3,417)		(3,417)
Tax effect of stock options exercised			1,575				1,575
Balance at December 31, 2004	$163,871	$20,469	$329,730	$(4,855)	$194,081	$(6,741)	$696,555

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)	Year Ended December 31, 2004	2003	2002
Cash Flows from Operating Activities			
Premiums collected, net of reinsurance	$ 253,361	$ 248,857	$ 313,673
Loss and loss adjustment expenses paid, net of reinsurance	(123,698)	(80,113)	(106,220)
Commission and brokerage paid, net of fee income	(34,543)	(21,738)	(61,673)
Operating expenses paid	(38,189)	(34,346)	(27,834)
Net investment income received	15,894	13,719	11,917
Interest paid	(15,138)	(11,229)	(11,136)
Income taxes (paid) recovered	(6,271)	(15,680)	7,123
Trading portfolio purchased	—	(21,607)	(30,886)
Trading portfolio disposed	6,965	25,183	38,123
Deposit (paid) received	(8,440)	45,434	21,818
Other	(4,590)	5,777	(15,523)
Net cash provided by operating activities	45,351	154,257	139,382
Cash Flows from Investing Activities			
Fixed maturities available-for-sale purchased	(496,986)	(527,249)	(430,722)
Fixed maturities available-for-sale disposed or matured	405,393	378,996	189,969
Hedge funds purchased	(13,123)	(35,000)	(30,366)
Hedge funds disposed	15,149	40,009	14,265
Other invested assets purchased	—	(314)	(283)
Other invested assets disposed	4,417	1,673	10,558
Net change in short-term investments	(120,547)	(42,453)	20,185
Payable for securities	(18)	(4)	(82)
Net cash used by investing activities	(205,715)	(184,342)	(226,476)
Cash Flows from Financing Activities			
Proceeds from issuance of common shares	114,701	21,538	2,128
Proceeds from issuance of convertible preferred shares	—	—	140,888
Cash dividends paid to common shareholders	(3,417)	(2,927)	(2,879)
Proceeds from issuance of minority interest in consolidated subsidiaries	—	62,500	—
Repayment of debt	—	(30,000)	(25,000)
Repurchase of minority interest in consolidated subsidiary	—	—	(3,773)
Cost of shares repurchased	(1,060)	(1,848)	(528)
Net cash provided by financing activities	110,224	49,263	110,836
Net change in cash	(50,140)	19,178	23,742
Cash, beginning of year	65,808	46,630	22,888
Cash, end of year	$ 15,668	$ 65,808	$ 46,630

Reconciliation of net income to net cash provided by operating activities:			
Net income before convertible preferred share dividends	$ 22,846	$ 96,648	$ 64,545
Adjustments to reconcile net income to net cash provided by operating activities:			
Reserve for losses and loss expenses	9,449	2,807	(5,876)
Reserve for unearned premiums	1,340	(42,148)	25,088
Deferred acquisition costs	750	20,226	(15,409)
Receivables	(18,234)	(5,855)	3,143
Reinsurance balances payable	(42,436)	(27,717)	2,913
Reinsurance recoverable	93,201	74,678	25,018
Income taxes	(12,787)	(14,808)	25,017
Equity in earnings of limited partnerships	(10,744)	(13,373)	(9,323)
Trading portfolio purchased	—	(21,607)	(30,886)
Trading portfolio disposed	6,965	25,183	38,123
Deposit liability	(8,440)	45,434	21,818
Other	3,441	14,789	(4,789)
Net cash provided by operating activities	$ 45,351	$ 154,257	$ 139,382

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002

1. Organization

PXRE Group Ltd. (the "Company" or collectively with its subsidiaries, "PXRE") is an insurance holding company organized in Bermuda. The Company provides reinsurance products and services to a worldwide marketplace through its wholly owned subsidiary operations located in Bermuda, Barbados, Europe and the United States. PXRE's primary focus is providing property catastrophe reinsurance and retrocessional coverage. PXRE also provides marine, aviation and aerospace products and services.

2. Significant Accounting Policies

Basis of Presentation and Consolidation

The consolidated financial statements have been prepared in U.S. dollars in conformity with accounting principles generally accepted ("GAAP") in the United States of America. These statements reflect the consolidated operations of the Company and its wholly owned subsidiaries, including PXRE Corporation ("PXRE Delaware"), PXRE Reinsurance Company ("PXRE Reinsurance"), PXRE Reinsurance Ltd. ("PXRE Bermuda"), PXRE Reinsurance (Barbados) Ltd. ("PXRE Barbados"), PXRE Solutions, Inc. ("PXRE Solutions"), PXRE Solutions S.A. ("PXRE Europe"), and PXRE Limited. All material intercompany transactions have been eliminated in preparing these consolidated financial statements.

GAAP requires management to make estimates and assumptions that affect the (i) reported amount of assets and liabilities; (ii) disclosure of contingent assets and liabilities at the date of the financial statements; and (iii) the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain reclassifications have been made for 2002 and 2003 to conform to the 2004 presentation.

Premiums Assumed and Ceded

Premiums on assumed and ceded reinsurance business are recorded as earned evenly over the contract period based on estimated subject premiums. Adjustments based on actual subject premiums are recorded once ascertained. The portion of assumed and ceded premiums written relating to unexpired coverages at the end of the period is recorded as unearned premiums and ceded unearned premiums, respectively.

Assumed and ceded reinstatement premiums on reinsurance business are estimated and recorded as earned following a loss event based on contract terms and estimated losses incurred.

Assumed reinsurance and retrocessional contracts that do not both transfer significant insurance risk and result in the reasonable possibility that PXRE or its retrocessionaires may realize a significant loss from the insurance risk assumed are accounted for as deposits with interest income or expense credited or charged to the contract deposits and included in net investment income or fee income. These contract deposits are included in other assets and deposit liabilities in the Consolidated Balance Sheets. Premiums on assumed and ceded retroactive reinsurance contracts are earned when written.

Deferred Acquisition Costs

Acquisition costs consist of commission and brokerage expenses incurred in connection with contract issuance, net of acquisition costs ceded and fee income. These costs are deferred and amortized over the period in which the related premiums are earned. Deferred acquisition costs are reviewed to determine that they do not exceed recoverable amounts, after considering investment income.

Fee Income

Fee income is recorded as earned evenly over the contract period under various arrangements whereby PXRE acts as underwriting manager for other insurers and reinsurers. These fees are initially based on premium volume, but are adjusted in some cases through contingent profit commissions related to underwriting results. In addition, fees are earned from certain finite contracts accounted for as deposits.

Reserve for Losses and Loss Expenses

A reserve for losses and loss expenses is established equal to an amount estimated to settle incurred losses. This liability is based on individual case estimates provided for reported losses for known events and estimates of incurred but not reported losses. The reserve for losses and loss expense is necessarily based on estimates and the ultimate liability may vary from such estimates. Any adjustments to these estimates are reflected in income when known. Reinsurance recoverables on paid and unpaid losses are reported as assets. Reinsurance recoverable on paid losses represents amounts recoverable from retrocessionaires at the end of the period for assumed losses previously paid. Reinsurance recoverables are recognized in a manner consistent with the underlying loss and loss expense reserve. Provisions are established for all reinsurance recoveries that are considered doubtful.

Liabilities on assumed retroactive reinsurance contracts are established for the estimated loss PXRE ultimately expects to pay out. If such losses are greater than the related assumed earned premium, a deferred charge is recorded and included in other assets in the Consolidated Balance Sheets. Reinsurance recoverables on ceded retroactive reinsurance contracts are recorded for the estimated recovery that PXRE ultimately expects to receive. If such recoverables are greater than the related ceded earned premium, a deferred gain is recorded and included in other liabilities in the Consolidated Balance Sheets. The deferred charge or gain is amortized over the estimated remaining settlement periods using the interest method. When changes in the amount or the timing of payments on retroactive balances occur, a cumulative amortization adjustment is recognized in earnings in the period of the change.

Investments

Fixed maturity investments are considered available-for-sale or trading and are reported at fair value. Unrealized gains and losses associated with the available-for-sale portfolio, as a result of temporary changes in fair value during the period such investments are held, are reflected net of income taxes in shareholders' equity. Unrealized losses associated with the available-for-sale portfolio that are deemed other than temporary are charged to operations. Unrealized gains and losses associated with the trading portfolio are recognized in investment income.

Short-term investments, which have an original maturity of one year or less, are carried at amortized cost, which approximates fair value.

Investments in limited partnership hedge funds and other limited partnerships are reported under the equity method, which includes the cost of the investment and subsequent proportional share of the partnership earnings. Under the equity method, earnings are recorded in investment income.

Realized gains or losses on disposition of investments are determined on the basis of specific identification. The amortization of premiums and accretion of discounts for fixed maturity investments are computed utilizing the interest method. The effective yield under the interest method is adjusted for anticipated prepayments and extensions.

Fair Value of Financial Instruments

Fair values of certain assets and liabilities are based on published market values, if available, or estimates based upon fair values of similar issues. Fair values are reported in Notes 4 and 5.

Debt Issuance Costs

Debt issuance costs associated with the issuance of $103.1 million 8.85% PXRE Capital Trust Pass-through Securities (trust preferred securities), the $18.0 million 7.35% PXRE Capital Statutory Trust II trust preferred securities, the $15.5 million 9.75% PXRE Capital Trust III trust preferred securities, the $20.6 million 7.70% PXRE Capital Statutory Trust V trust preferred securities, and the $10.3 million 7.58% PXRE Capital Trust VI trust preferred securities are being amortized over the term of the related outstanding debt using the interest method.

Foreign Exchange

Foreign currency assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Resulting gains and losses are reflected in income for the period.

Federal Income Taxes

Deferred tax assets and liabilities reflect the expected future tax consequences of temporary differences between carrying amounts and the tax bases of PXRE's assets and liabilities.

Comprehensive Income

Comprehensive income is comprised of net income before convertible preferred share dividends and other comprehensive income. Other comprehensive income consists of the after-tax change in the net unrealized appreciation or depreciation of investments, the change in fair value of derivative instruments that qualify for hedge accounting, and a portion of the change in pension liabilities.

Earnings Per Share

Basic earnings per share is determined by dividing net earnings by the weighted average number of common shares outstanding. On a diluted basis, both net earnings and shares outstanding are adjusted to reflect the potential dilution that could occur if securities convertible into common shares or other contracts to issue common shares were exercised or converted into common shares or resulted in the issuance of common shares that then shared in the earnings of the entity, unless the effect of the assumed conversion is anti-dilutive.

Share-Based Compensation

At December 31, 2004, PXRE has share option plans, which are accounted for under the recognition and measurement principles of the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No share-based compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common shares on the date of grant. The following table illustrates the effect on net income and earnings per share if PXRE had applied the fair value recognition provisions of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" to share-based employee compensation.

($000's, except per share data)	2004	2003	2002
Net income before convertible preferred share dividends:			
As reported	$22,846	$96,648	$64,545
Deduct:			
Total share-based compensation expense determined under fair value based method for all awards, net of related tax effects	(2,180)	(2,927)	(2,464)
Pro-forma	$20,666	$93,721	$62,081
Basic income per share:			
As reported	$ 0.61	$ 6.97	$ 4.70
Pro-forma	$ 0.46	$ 6.72	$ 4.49
Diluted income per share:			
As reported	$ 0.82	$ 4.10	$ 3.28
Pro-forma	$ 0.74	$ 3.98	$ 3.16

Debt and Equity Classification

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within the scope of the statement as a liability or an asset in some circumstances. PXRE adopted this statement during the quarter ended September 30, 2003, however, due to certain parts of this statement being deferred by the FASB, the adoption of this statement did not have any impact on PXRE's Consolidated Financial Statements, financial position or results of operations until the quarter ended March 31, 2004. Accordingly, as of March 31, 2004, PXRE's capital trust pass-through securities were reclassified on its Consolidated Balance Sheet to liabilities and entitled "Subordinated debt." In PXRE's Consolidated Statements of Income and Comprehensive Income for the year ended 2004, the interest expense related to these securities was included with "Interest expense," whereas for the years ended 2003 and 2002 it was included with "Minority interest in consolidated subsidiaries" as SFAS 150 did not permit these changes to be made retroactively.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which requires consolidation of all "Variable Interest Entities" ("VIEs") by the "primary beneficiary," as these terms are defined in FIN 46, and on October 9, 2003 the FASB issued FASB Staff Position FIN 46-6, "Effective Date of FASB Interpretation No. 46, Consolidation of VIEs," which required PXRE to implement FIN 46 during the quarter ended March 31, 2004. The adoption of this statement resulted in PXRE deconsolidating the five special purpose trusts which issued PXRE's trust preferred securities. As a result, the subordinated loans from the trusts are reflected as liabilities under the caption "Subordinated debt" on PXRE's December 31, 2004 Consolidated Balance Sheet, while PXRE's investments of approximately $5.2 million in such trusts in the form of equity, which prior to March 31, 2004 were eliminated on consolidation, are reflected as assets under the caption "Other assets" with a corresponding increase in liabilities under the caption "Subordinated debt." FIN 46 did not permit these changes to be made retroactively. In addition, gains on the repurchase of $5.2 million of PXRE's trust preferred securities in prior periods of $1.1 million, net of tax, that were previously accounted for as extinguishments of debt, were reversed during the quarter ended March 31, 2004 and presented as a cumulative effect of an accounting change in PXRE's Consolidated Statement of Income and Comprehensive Income during 2004. These repurchased securities are reflected in PXRE's December 31, 2004 Consolidated Balance Sheet under the caption "Fixed Maturities: Available-for-sale."

Consolidated Statement of Changes in Cash Flow

In the first quarter of 2004, the Company changed the presentation of its Consolidated Statement of Changes in Cash Flow to the direct cash flow method, replacing the indirect cash flow method as previously presented. Amounts presented for the years ended December 31, 2003 and 2002 were reclassified to be consistent with the new presentation.

Share-Based Payment

In December 2004, the FASB issued SFAS No. 123 R, "Share-Based Payment." This statement requires companies to recognize in the income statement, the grant date fair value of stock options and other equity-based compensation issued to employees. It is effective for the interim period commencing after June 15, 2005. The adoption of SFAS 123 R is expected to reduce net income in 2005 by less than $1.2 million.

3. Underwriting

Premiums written and earned for the years ended December 31, 2004, 2003 and 2002 are as follows:

($000's)	2004	2003	2002
Premiums written			
Gross premiums written	$346,035	$339,140	$366,768
Ceded premiums written	(36,248)	(60,729)	(72,285)
Net premiums written	$309,787	$278,411	$294,483
Premiums earned			
Gross premiums earned	$351,274	$381,705	$349,312
Ceded premiums earned	(43,202)	(60,772)	(79,952)
Net premiums earned	$308,072	$320,933	$269,360

Premiums written were assumed principally through reinsurance brokers or intermediaries. In 2004, 2003 and 2002, four, four and five reinsurance intermediaries, respectively, individually accounted for more than 10% of gross premiums written, and collectively accounted for approximately 78%, 78% and 84% of gross premiums written, respectively.

Included in ceded premiums written are $7.1 million, $26.1 million and $30.5 million of premiums ceded in 2004, 2003 and 2002, respectively, to one reinsurer, Select Reinsurance Ltd. ("Select Re"). Fees earned from Select Re were $0.8 million, $3.8 million and $3.0 million in 2004, 2003 and 2002, respectively. Net assets due from Select Re at December 31, 2004 are $31.1 million, all of which are secured by assets in trust accounts for which PXRE is the beneficiary. The President and a major shareholder of Mariner Investment Group ("Mariner"), one of PXRE's investment managers, is also a member of the Board of Select Re and one of Select Re's founding shareholders.

PXRE from time to time purchases catastrophe retrocessional coverage for its own protection, depending on market conditions. PXRE purchases reinsurance primarily to reduce its exposure to severe losses related to any one event or catastrophe. PXRE currently has reinsurance treaties in place with several different coverages, territories, limits and retentions that serve to reduce a large gross loss emanating from any one event. In addition, primarily related to exposure assumed on per-risk treaties, PXRE purchases clash reinsurance protection which allows us to recover losses ceded by more than one reinsured related to any one particular property. In the event that retrocessionaires are unable to meet their contractual obligations, PXRE would remain liable for the underlying covered claims.

At December 31, 2004, PXRE had balances with an insurer, Legion Insurance Company ("Legion"), which has been in liquidation, amounting to $9.0 million of premiums receivable net of contingent commission. PXRE also had losses and loss expense liabilities due to Legion of $14.1 million at December 31, 2004. PXRE's reinsurance contracts with Legion contain offset clauses whose enforceability is subject to Pennsylvania law.

PXRE has both ceded and assumed reinsurance contracts that involve the withholding of premiums by the cedent or PXRE, as the case may be. PXRE held premiums and accrued investment income due to reinsurers at December 31, 2004 and 2003 of $86.4 million and $124.1 million, respectively. These amounts are included, net of related receivables, under the caption, "Reinsurance balances payable" in the Company's Consolidated Balance Sheets. PXRE owes fixed rates of interest to the retrocessionaires for these funds withheld arrangements, and on a weighted average basis such rates during the years ended December 31, 2004, 2003 and 2002 were 7.4%, 6.8% and 7.8%, respectively. Under these arrangements, PXRE reduced investment income during the years ended December 31, 2004, 2003 and 2002 by $8.0 million, $9.1 million and $9.8 million, respectively. Additionally, PXRE was owed premiums and accrued investment income due from reinsureds at December 31, 2004 and 2003 of $0.0 million and $26.4 million, respectively. These amounts are included, net of related payables, under the caption "Other Receivables" in the Company's

Consolidated Balance Sheets. PXRE is entitled to fixed rates of interest from the cedents for these funds withheld arrangements, and on a weighted average basis such rate during the years ended December 31, 2004, 2003 and 2002 was 4.0%, 7.0% and 7.0%, respectively. Under these arrangements, PXRE recognized investment income during the years ended December 31, 2004, 2003 and 2002 of $0.9 million, $1.7 million and $1.7 million, respectively.

Activity in the reserve for losses and loss expenses for the years ended December 31, 2004, 2003 and 2002 is as follows:

($000's)	2004	2003	2002
Net balance at January 1	$ 303,711	$240,385	$207,798
Incurred related to:			
Current year	214,316	112,917	101,456
Prior years	12,031	44,681	23,905
Total incurred	226,347	157,598	125,361
Paid related to:			
Current year	(12,628)	(26,058)	(18,618)
Prior years	(119,493)	(66,957)	(81,259)
Total paid	(132,121)	(93,015)	(99,877)
Retroactive reinsurance assumed	(1,037)	(5,571)	2,976
Foreign exchange adjustments	1,969	4,314	4,127
Net balance at December 31	398,869	303,711	240,385
Reinsurance recoverable on unpaid losses	61,215	146,924	207,444
Gross balance at December 31	$ 460,084	$450,635	$447,829

During 2004, PXRE experienced net adverse development of $12.0 million for prior-year losses and loss expenses, comprised of $11.4 million cat and risk excess net favorable development and $23.4 million exited lines net adverse development. The favorable development in the cat and risk excess business was primarily related to case reserve takedowns from past significant catastrophes, such as the 2002 European floods. The $23.4 million net adverse development related to exited lines is due primarily to $13.7 million of adverse loss development on a finite contract with Lumbermens Mutual Casualty Company ("LMC"). During the fourth quarter of 2004, this contract was commuted. The Company also experienced $19.7 million of adverse development on direct casualty reinsurance operations. The primary cause of the adverse development was higher than expected reported losses in 2004. Favorable development in other exited lines offset the adverse development experienced on the contract with LMC and direct casualty reinsurance operations. During the third and fourth quarters of 2004, the Company completed commutations of two exited direct general liability reinsurance programs, the first resulting in a $2.0 million reduction in incurred losses and the second in a $1.0 million increase in incurred losses.

During 2003, PXRE incurred net adverse development of $44.7 million for prior-year loss and loss expenses, $21.8 million of which was due to loss development on exited direct casualty reinsurance operations, $8.8 million adverse development from aerospace claims arising to a significant degree from the first receipt of notice that the increase in industry losses related to a 1998 air crash had resulted in the exhaustion of deductibles under three aerospace contracts between PXRE and Reliance Insurance Company and $8.2 million of development from finite contracts, $7.3 million of which related to the contract with LMC mentioned above.

During 2002, PXRE incurred net adverse development for prior-year losses amounting to $23.9 million, $16.9 million of which was due to loss development in the exited lines segment relating primarily to the 2000 and 2001 underwriting years. Adverse development of $16.7 million was primarily caused by larger than expected reported claims under direct reinsurance contracts, corroborated by revised industry data.

4. Investments

The book value, gross unrealized gains, gross unrealized losses and estimated fair value of investments in fixed maturities as of December 31, 2004 and 2003 are shown below:

($000's)	Book Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2004				
Available-for-sale:				
United States government securities	$ 62,212	$ 120	$ 323	$ 62,009
United States government sponsored agency debentures	122,297	451	794	121,954
United States government sponsored agency mortgage-backed securities	99,653	419	161	99,911
Other mortgage and asset-backed securities	172,927	588	3,502	170,013
Obligations of states and political subdivisions	2,056	6	8	2,054
Corporate securities	246,059	2,685	2,887	245,857
	705,204	4,269	7,675	701,798
Trading:				
Foreign denominated securities	15,483	—	—	15,483
Total fixed maturities	$720,687	$4,269	$7,675	$717,281

($000's)	Book Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2003				
Available-for-sale:				
United States government securities	$ 40,219	$ 79	$ 61	$ 40,237
United States government sponsored agency debentures	115,375	1,504	1,439	115,440
United States government sponsored agency mortgage-backed securities	133,723	822	222	134,323
Other mortgage and asset-backed securities	145,772	1,409	985	146,196
Obligations of states and political subdivisions	18,005	579	—	18,584
Corporate securities	160,739	3,640	1,501	162,878
	613,833	8,033	4,208	617,658
Trading:				
Foreign denominated securities	21,451	—	—	21,451
Total fixed maturities	$635,284	$8,033	$4,208	$639,109

PXRE regularly monitors the difference between the estimated fair values of investments and their cost or book values to identify underperforming investments and whether declines in value are temporary in nature, or "other than temporary." If a decline in the value of a particular investment is deemed to be temporary, the decline is recorded as an unrealized loss, net of tax, in shareholders' equity. If the decline is "other than temporary," the carrying value of the investment is written down and a realized loss is recorded on the statement of income. The Company formally reviews each quarter the unrealized losses by value, and all investments that have been in an unrealized loss position for more than six months. In assessing whether an investment is suffering a decline in value that is other than temporary, particular attention is paid to those trading at 80% or less of original cost, and those investments that have been downgraded by any of the major ratings agencies, general market conditions, and the status of principal and interest payments. If a decline is deemed to be other than temporary, a realized investment loss is recognized for the impairment.

The following table summarizes investments with unrealized losses at fair value by length of continuous unrealized loss position as of December 31, 2004:

($000's)	One Year or Less Fair Value	One Year or Less Unrealized Loss	Over One Year Fair Value	Over One Year Unrealized Loss
United States government securities	$ 49,213	$ (323)	$ —	$ —
United States government sponsored agency debentures	90,815	(794)	—	—
United States government sponsored agency mortgage-backed securities	13,025	(11)	6,519	(150)
Other mortgage and asset-backed securities	112,257	(2,999)	12,253	(504)
Obligations of states and political subdivisions	1,242	(8)	—	—
Corporate securities	149,412	(2,220)	26,014	(666)
Total temporarily impaired securities	$415,964	$(6,355)	$44,786	$(1,320)

The following table summarizes investments with unrealized losses at fair value by length of continuous unrealized loss position as of December 31, 2003:

($000's)	One Year or Less Fair Value	One Year or Less Unrealized Loss	Over One Year Fair Value	Over One Year Unrealized Loss
United States treasury securities	$ 30,614	$ (61)	$ —	$ —
United States government sponsored agency debentures	34,384	(1,439)	—	—
United States government sponsored agency mortgage-backed securities	52,337	(222)	—	—
Other mortgage and asset-backed securities	71,545	(985)	—	—
Corporate securities	54,656	(1,501)	—	—
Total temporarily impaired securities	$243,536	$(4,208)	$ —	$ —

Included in other comprehensive income in 2004 is $5.2 million of net unrealized depreciation on investments which includes $5.1 million of unrealized net losses arising during the year less $0.1 million of reclassification adjustments for net gains included in net income.

Proceeds, gross realized investment gains, and gross realized investment losses from sales of fixed maturity investments before maturity or securities that prepay and from sales of equity securities were as follows:

($000's)	2004	2003	2002
Proceeds from sales			
Fixed maturities	$341,911	$348,884	$206,537
Equity securities	$ 21	$ 328	$ 275
Gross realized gains			
Fixed maturities	$ 2,954	$ 6,546	$ 10,566
Equity securities	21	—	—
	2,975	6,546	10,566
Gross realized losses			
Fixed maturities	(2,834)	(3,956)	(1,352)
Equity securities	—	—	(123)
Other	(291)	(143)	(110)
	(3,125)	(4,099)	(1,585)
Net realized investment (losses) gains	$ (150)	$ 2,447	$ 8,981

Included in gross realized losses are the other than temporary write downs of asset-backed securities in 2004, 2003 and 2002 of $0.1 million, $0.2 million and $0.7 million, respectively.

The components of net investment income were as follows:

($000's)	2004	2003	2002
Fixed maturity investments	$ 25,986	$ 23,325	$22,397
Hedge funds and other limited partnerships	10,744	13,373	9,343
Cash, short-term and other	4,527	3,313	4,653
	41,257	40,011	36,393
Less investment expenses	(2,800)	(2,316)	(1,954)
Less interest expense on funds held and deposit liabilities	(12,279)	(10,764)	(9,546)
Net investment income	$ 26,178	$ 26,931	$24,893

Investment expenses principally represent fees paid to General Re-New England Asset Management, Inc., Mariner, financing costs, and bank charges.

Investment Maturity Distributions

The book value and estimated fair value of fixed maturity investments at December 31, 2004 by expected maturity date are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

($000's)	Book Value	Estimated Fair Value
Fixed Maturity:		
One year or less	$ 79,054	$ 78,856
Over 1 through 5 years	563,793	560,838
Over 5 through 10 years	65,419	65,386
Over 10 through 20 years	3,800	5,200
Over 20 years	8,621	7,001
Total fixed maturities	$720,687	$717,281

In addition to fixed maturities, PXRE held $296.3 million and $175.8 million of short-term investments at December 31, 2004 and 2003, respectively, comprised principally of treasury bills and agency securities.

PXRE also held $129.1 million and $121.5 million of limited partnership hedge fund assets, including funds managed by Mariner, at December 31, 2004 and 2003, respectively, that are accounted for under the equity method, as follows:

	2004		2003	
($000's)	$	Ownership %	$	Ownership %
Mariner Partners, L.P.	$ 17,235	3.5	$ 16,557	3.6
Mariner Select, L.P.	14,783	2.5	14,186	6.7
Caspian Capital Partners, L.P. (a Mariner fund)	9,501	2.2	9,663	2.6
Mariner Opportunities, L.P.	8,863	8.1	9,708	11.6
Other	78,736	1.5 to 9.6	71,352	2.7 to 18.0
Total hedge funds	$129,118		$121,466	

Restricted Assets

Under the terms of certain reinsurance agreements, irrevocable letters of credit in the amount of $8.1 million were issued at December 31, 2004 in respect of reported loss reserves and unearned premiums. Cash and investments amounting to $23.2 million have been pledged as collateral with issuing banks. In addition, cash and securities amounting to $9.8 million at December 31, 2004 were on deposit with various state insurance departments and overseas banks in order to comply with insurance laws.

PXRE, in connection with the capitalization of PXRE's Lloyd's Syndicate 1224, has placed on deposit $22.5 million par value of securities as collateral for Lloyd's of London ("Lloyd's"). In addition, cash and invested assets held by PXRE's Lloyd's Syndicate 1224, amounting to $11.9 million at December 31, 2004 are restricted from being paid as a dividend until the run-off of the exited Lloyd's business has been completed.

PXRE has outstanding commitments for funding investments in a limited partnership of $0.3 million at December 31, 2004.

PXRE has deposited securities with a fair value of $64.5 million at December 31, 2004 in a trust for the benefit of a cedent in connection with certain finite reinsurance transactions.

5. Subordinated Debt

Trust preferred securities were classified as minority interest in consolidated subsidiaries prior to 2004. Trust preferred securities are mandatorily redeemable subordinated debt securities issued to separate special purpose trusts holding solely those securities. As discussed in Note 2, following the implementation of SFAS 150 and FIN 46 during the quarter ended March 31, 2004, these trusts are no longer consolidated and the securities issued to these trusts by PXRE (rather than the securities issued by the trusts as was done previously) are now classified as liabilities on PXRE's December 31, 2004 Consolidated Balance Sheet. The subordinated debt securities are as follows:

($000's)	December 31, 2004	December 31, 2003
8.85% fixed rate due February 1, 2027	$102,640	$ 94,341
7.35% fixed/floating rate due May 15, 2033	18,042	17,500
9.75% fixed rate due May 23, 2033	15,464	15,000
7.70% fixed/floating rate due October 29, 2033	20,619	20,000
7.58% fixed/floating rate due September 30, 2033	10,310	10,000
	$167,075	$156,841

The 8.85% fixed rate capital trust pass-through securities pay interest semi-annually and are redeemable by PXRE from February 1, 2007 at 104.180% declining to 100.418% at February 1, 2016, and at par thereafter.

The 7.35% fixed/floating rate capital trust pass-through securities initially pay interest quarterly at a fixed rate of 7.35% for 5 years and then at a floating rate of 3 month LIBOR plus 4.1% reset quarterly thereafter, and are redeemable by PXRE at par on or after May 15, 2008.

The 9.75% fixed rate capital trust pass-through securities pay interest quarterly and are redeemable by PXRE from May 23, 2008 at 104.875% declining to 100.975% at May 23, 2013, and at par thereafter.

The 7.70% fixed/floating rate capital trust pass-through securities initially pay interest quarterly at a rate of 7.70% for 5 years and then at a floating rate of 3 month LIBOR plus 3.85% reset quarterly thereafter, and are redeemable by PXRE at par on or after October 29, 2008.

The 7.58% fixed/floating rate capital trust pass-through securities initially pay interest quarterly at a rate of 7.58% for 5 years and then at a floating rate of 3 month LIBOR plus 3.90% reset quarterly thereafter, and are redeemable by PXRE at par on or after September 30, 2008.

PXRE has the option to defer interest payments on the capital trust pass-through securities and redeem them earlier than the due dates, subject to limits and penalties as set out in the relevant indentures.

On December 30, 1998, PXRE Delaware entered into a Credit Agreement with Wachovia Bank, National Association (formerly known as First Union National Bank), ("Wachovia"), to arrange and syndicate for it a revolving credit facility of up to $75.0 million. Commitments under this credit facility terminated on May 16, 2003 following a repayment of $20.0 million on March 31, 2003 and the final payment of $10.0 million on May 16, 2003. PXRE Delaware entered into a cash flow hedge interest rate swap agreement with Wachovia that had the intended effect of converting floating rate borrowings by PXRE Delaware to a fixed rate borrowing at an annual rate of 7.34%. The fair value of the interest rate swap agreement at December 31, 2003 was approximately $0.9 million, and on November 30, 2004 PXRE terminated the agreement by paying $0.3 million. Following the repayments under PXRE's credit facility with Wachovia in 2003 this interest rate swap, previously accounted for as a cash flow hedge, was no longer effective. Consequently $1.1 million has been charged as interest expense in 2003. This charge did not impact shareholders' equity because it was previously recorded as a component of other comprehensive income.

6. Taxation

PXRE is incorporated under the laws of Bermuda and, under current Bermuda law, is not obligated to pay any taxes in Bermuda based upon income or capital gains. PXRE has received an undertaking from the Supervisor of Insurance in Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, which exempts PXRE from any Bermuda taxes computed on profits, income or any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, at least until the year 2016.

PXRE does not consider itself to be engaged in a trade or business in the United States and, accordingly, does not expect to be subject to direct United States income taxation.

The United States subsidiaries of PXRE file a consolidated U.S. federal income tax return.

Income (loss) before income taxes and cumulative effect of accounting change for the years ended December 31, 2004, 2003 and 2002 was as follows under the following jurisdictions:

($000's)	2004	2003	2002
U.S.	$(21,147)	$ 1,868	$50,619
Bermuda and subsidiary	34,384	90,104	31,553
Barbados	4,428	5,517	202
Total	$ 17,665	$ 97,489	$82,374

The components of the (benefit) provision for income taxes for the years ended December 31, 2004, 2003 and 2002 are as follows:

($000's)	2004	2003	2002
Current			
U.S.	$(15,242)	$ 12,125	$ (867)
Foreign	4,180	566	389
Subtotal	(11,062)	12,691	(478)
Deferred U.S.	4,828	(11,850)	18,307
Income tax (benefit) provision before change in accounting	(6,234)	841	17,829
Income tax benefit from change in accounting	(240)	—	—
Income tax (benefit) provision	$ (6,474)	$ 841	$17,829

The significant components of the net deferred income tax asset (liability) are as follows:

($000's)	2004	2003
Deferred income tax asset:		
Discounted reserves and unearned premiums	$ 10,101	$ 11,421
Retroactive reinsurance contracts	—	2,842
Deferred compensation and benefits	1,149	2,585
Allowance for doubtful accounts	995	805
Excess tax over book basis in invested assets	900	54
Additional minimum pension liability	716	—
Cash flow hedge	—	122
Other, net	871	535
Total deferred income tax asset	$ 14,732	$ 18,364
Deferred income tax liability:		
Excess book over tax basis in limited partnerships	$ (2,187)	$ (1,905)
Market discount	(138)	(1,406)
Investments and unrealized foreign exchange	(704)	(1,125)
Deferred acquisition costs	(61)	(313)
Other, net	(177)	(419)
Total deferred income tax liability	$ (3,267)	$ (5,168)
Net deferred income tax asset	$ 11,465	$ 13,196

Management has reviewed PXRE's deferred tax asset, and has concluded that it is realizable and no valuation allowance is necessary.

Income tax recoverable consists of the following:

($000's)	2004	2003
Current tax asset	$ 20,129	$ 937
Deferred tax asset	11,465	13,196
Income tax recoverable	$ 31,594	$ 14,133

The (benefit) provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate of 35% to pretax income from operations as a result of the following differences:

($000's)	2004	2003	2002
Statutory U.S. rate	$ 6,183	$ 34,122	$ 28,831
Tax exempt interest	(100)	(678)	(619)
Bermuda and subsidiary income	(12,034)	(31,537)	(11,044)
Foreign income—Barbados	(1,550)	(1,931)	(71)
Barbados tax	4,112	516	389
Reserve for prior-year taxes	(2,600)	—	—
Other, net	(245)	349	343
Income tax (benefit) provision	$ (6,234)	$ 841	$ 17,829

7. Shareholders' Equity

On November 23, 2004, PXRE completed a public offering of 5.2 million of its common shares at $23.75 per share, pursuant to a Shelf Registration on Form S-3, filed in 2003 for up to $150.0 million of securities, consisting of 3.7 million shares offered by the Company and 1.5 million shares offered by certain selling shareholders. The underwriters were given an option to purchase up to an additional 0.8 million common shares, 0.7 million from the Company and 0.1 million from the selling shareholders, solely to cover overallotments, if any, which option they exercised December 2, 2004.

The Company did not receive any of the proceeds from the sale of shares by the selling shareholders. The selling shareholders converted 2,208 preferred shares, including accrued dividends to 1.6 million common shares sold in the public offering, including the overallotment. Net proceeds to the Company from the sale of common shares sold by the Company were approximately $98.2 million, including the overallotment. PXRE used the net proceeds for general corporate purposes, including contributions to the capital of PXRE Bermuda to support growth in its business.

On December 16, 2003, PXRE completed a public offering of 2.2 million of its common shares at $21.75 per share, pursuant to a Shelf Registration on Form S-3, filed in 2003 for up to $150.0 million of securities. Of the 2.2 million shares sold, 1.1 million were offered by PXRE and 1.1 million were offered by Phoenix Life Insurance Company ("Phoenix"), one of the Company's common shareholders. The underwriters were given an option to purchase up to an additional 0.3 million common shares from the Company, solely to cover overallotments, if any, which option they exercised January 22, 2004.

The Company did not receive any of the proceeds from the sale of shares by Phoenix. Net proceeds to the Company from the sale of the common shares sold by the Company were approximately $20.4 million and $6.3 million for the overallotment. PXRE used the net proceeds from the sale of common shares for general corporate purposes, including contributions to the capital of PXRE Bermuda to support growth in its business.

Absent a specific waiver by PXRE's Board of Directors, the Company's Bye-Laws restrict the ownership and voting rights of any shareholder who directly or indirectly would own more than 9.9% of the outstanding common shares of the Company. The restriction requires the prompt disposition of any shares held in violation of the provision and limits the voting power of a shareholder with more than 9.9% of the outstanding shares to the voting power of a shareholder with 9.9% of the outstanding common shares.

On April 4, 2002, the Company raised $150.0 million of additional capital by issuing 15,000 convertible voting preferred shares in a private placement not involving a public offering under Section 4(2) of the Securities Act of 1933, as amended. The convertible preferred share investment occurred pursuant to a share purchase agreement, dated as of December 10, 2001, between the Company and certain investors. On February 12, 2002, the shareholders approved the sale and issuance of three series of convertible preferred shares pursuant to the share purchase agreement, including 7,500 Series A convertible preferred shares, 5,000 Series B convertible preferred shares, and 2,500 Series C convertible preferred shares. Proceeds of the offering of the convertible preferred shares, net of offering expenses of $9.1 million, amounted to $140.9 million.

The convertible preferred shares accrue cumulative dividends per share at the rate per annum of 8% of the sum of the stated value of each share plus any accrued and unpaid dividend thereon payable on a quarterly basis. The shareholders also voted to approve the division of 20.0 million of PXRE's 50.0 million authorized common shares into three new classes of convertible common shares including 10.0 million Class A convertible voting common shares, 6.7 million Class B convertible voting common shares, and 3.3 million Class C convertible voting common shares. No convertible voting common shares of any class are currently outstanding.

As of December 31, 2004, 16,387 convertible preferred shares were outstanding, which were convertible into 12.2 million common shares. Convertible preferred shares are convertible into convertible common shares at the option of the holder at any time at a conversion price equal to the original conversion price, subject to adjustment if PXRE experiences adverse development in excess of a $7.0 million after-tax threshold. The number of convertible common shares issued upon the conversion of each convertible preferred share would be equal to the sum of the original purchase price ($10,000) of such convertible preferred share plus accrued but unpaid dividends divided by the adjusted conversion price. Certain adverse development, excluding that related to most of the non-finite adverse development on loss reserves within the exited lines segment and all of the losses arising from the events of September 11, 2001, is subject to a cap of $12.0 million after-tax. Adverse development on the reserves excluded is not subject to any cap or limit. As of December 31, 2004, after giving effect to the $12.0 million cap referred to above, PXRE has incurred $34.1 million of net after-tax adverse development above this $7.0 million threshold, resulting in an adjusted conversion price of $13.40. Sixty-two percent of the convertible preferred shares mandatorily convert on March 31, 2005. These shares were originally scheduled to convert on April 4, 2005, but in the interest of presenting a balance sheet reflecting the conversion on March 31, PXRE reached an agreement with the preferred shareholders to convert four days early. All the remaining convertible preferred shares mandatorily convert by April 4, 2008. Convertible preferred shares vote on a fully converted basis on all matters brought before the shareholders other than the election of directors.

Under the terms of the preferred shares, the payment of dividends on the Company's common shares is subject to the following limitations: (i) no dividend may be paid upon the common shares if the dividends payable upon the preferred shares are overdue; (ii) the amount of dividends paid with respect to the common shares may not be increased by a cumulative annualized rate of more than 10% at any time prior to April 4, 2005 (the "Permitted Dividend Amount") without the consent of the majority of holders of the preferred shares; and (iii) at any time on or after April 4, 2005, no dividend may be paid that would result in payment of any dividend or other distribution with respect to common shares or result in a redemption, offer to purchase, tender offer or other acquisition of capital stock of the Company involving consideration having an aggregate fair value in excess of the greater of the Permitted Tender Offer Amount and the Permitted Dividend Amount. For this purpose, the term "Permitted Tender Offer Amount" means an amount equal to 20% of the cumulative amount by which consolidated net income in any calendar year commencing with the year ended December 31, 2002 exceeds $50.0 million minus the sum of all cash and the fair value of all non-cash consideration paid in respect of redemptions, offers to purchase, tender offers or other acquisitions of capital stock on or after December 10, 2001.

8. Statutory Information

The Insurance Department of the State of Connecticut and the Bermuda Monetary Authority, by which PXRE Reinsurance and PXRE Bermuda, respectively, are regulated, recognize as net income and surplus those amounts determined in conformity with statutory accounting principles ("SAP") prescribed or permitted by those departments, which differ in certain respects from U.S. GAAP. The amounts of statutory capital and surplus at December 31, and statutory net income for the years ended December 31, 2004, 2003 and 2002, as filed with insurance regulatory authorities are as shown in the table below:

($000's)	2004	2003	2002
PXRE Reinsurance			
Statutory capital and surplus	$224,926	$425,210	$457,217
Statutory net income	$ 3,206	$ 32,838	$ 39,517
PXRE Bermuda			
Statutory capital and surplus	$749,084	$425,839	$ 70,609
Statutory net income	$ 47,309	$ 93,497	$ 28,557

During the year ended December 31, 2003, the Company contributed 42.6% of its ownership of PXRE Barbados to PXRE Bermuda, and during the year ended December 31, 2004, contributed the remaining portion. As a result of this transaction, as of December 31, 2004, PXRE Bermuda has an asset on its statutory balance sheet equal to $132.1 million, which upon consolidation is fully eliminated. The balance of the increase in statutory capital and surplus of PXRE Bermuda at December 31, 2004 was due to net income and contributions of capital from its parent.

PXRE Reinsurance is subject to state regulatory restrictions, which limit the maximum amount of annual dividends or other distributions, including loans or cash advances, available to shareholders without prior approval of the Insurance Commissioner of the State of Connecticut.

As of December 31, 2004, the maximum amount of dividends and other distributions, which may be made by PXRE Reinsurance during 2005 without prior approval, is limited to approximately $22.5 million. Accordingly, the remaining amount of its capital and surplus is considered restricted.

The payment of dividends by PXRE Bermuda is limited under Bermuda insurance laws, which require PXRE Bermuda to maintain certain measures of solvency and liquidity. As of December 31, 2004, the statutory capital and surplus of PXRE Bermuda was estimated to be $749.1 million and the amount required to be maintained was estimated to be $132.5 million.

Under Barbados law, PXRE Barbados may only pay a dividend out of the realized profits of the company. PXRE Barbados may not pay a dividend unless (a) it is able to pay its liabilities as they become due after payment of the dividend, (b) the realizable value of its assets is greater than the aggregate value of its liabilities, and (c) the stated capital accounts are maintained in respect of all classes of shares.

9. Earnings Per Share

A reconciliation of income before cumulative effect of accounting change to earnings, and shares, which affect basic and diluted earnings per share, is as follows:

(000's, except per share data)	2004	2003	2002
Net income available to common shareholders:			
Income before cumulative effect of accounting change and convertible preferred share dividends	$23,899	$96,648	$64,545
Cumulative effect of accounting change, net of tax	(1,053)	—	—
Net income before convertible preferred share dividends	$22,846	$96,648	$64,545
Convertible preferred share dividends	14,018	13,113	9,077
Net income available to common shareholders	$ 8,828	$83,535	$55,468
Weighted average common shares outstanding:			
Weighted average common shares outstanding (basic)	14,433	11,992	11,802
Equivalent shares of underlying options	376	287	308
Equivalent number of restricted shares	180	132	143
Equivalent number of convertible preferred shares	12,756	11,164	7,409
Weighted average common equivalent shares (diluted)	27,745	23,575	19,662
Per share amounts:			
Basic:			
Net income before cumulative effect of accounting change and convertible preferred share dividends	$ 1.65	$ 8.06	$ 5.47
Net income available to common shareholders	$ 0.61	$ 6.97	$ 4.70
Diluted:			
Net income before cumulative effect of accounting change	$ 0.86	$ 4.10	$ 3.28
Net income	$ 0.82	$ 4.10	$ 3.28

10. Employee Benefits

Benefit Plans

PXRE adopted a non-contributory defined benefit pension plan covering all U.S. employees with one year or more of service and who had attained age 21. Benefits are generally based on years of service and compensation. PXRE funds the plan in amounts not less than the minimum statutory funding requirement nor more than the maximum amount that can be deducted for U.S. income tax purposes.

PXRE also sponsors a supplemental executive retirement plan. This plan is non-qualified and provides certain key employees with benefits in excess of normal pension benefits.

Effective March 31, 2004, PXRE curtailed these pension plans and employees no longer accrue additional benefits thereunder.

The investment policy of the fund for the retirement plan seeks to manage the fund with a long-term objective, of seven years or more, and achieve the highest practicable long-term rate of return without taking excessive risk that could jeopardize PXRE's funding policy or subject PXRE to undue funding volatility. The objective of the investment policy is for the assets funded to achieve a rate of return over any seven-year period that exceeds the rate of inflation by 5% after the cost of managing and administering the plan.

Asset allocations of the fund at December 31, 2004 and 2003 and the target allocation are as follows:

	2004	2003	Target
Equity assets	97%	82%	80%–100%
Fixed income assets	3	18	0%–20%
	100%	100%	

The components of net pension expense for the company-sponsored plans for the years ended December 31, 2004, 2003 and 2002 based on a January 1 valuation date (the latest actuarial estimate) are as follows:

($000's)	2004	2003	2002
Components of net periodic cost:			
Service cost	$ 303	$ 978	$ 984
Interest cost	354	555	648
Expected return on assets	(352)	(430)	(197)
Amortization of prior service costs	50	201	212
Recognized net actuarial costs	17	(44)	—
Curtailments	(486)	—	—
Settlements	666	598	—
Net periodic benefit costs	$ 552	$ 1,858	$ 1,647

The following table sets forth the funded status of the plans and amounts recognized in the Consolidated Balance Sheets:

($000's)	2004	2003
Reconciliation of benefit obligation		
Benefit obligation as of January 1	$(8,371)	$(11,020)
Service cost	(303)	(978)
Interest cost	(354)	(555)
Actuarial gain (loss)	(2,408)	(1,385)
Curtailments	2,470	—
Settlements	2,713	5,567
Benefit obligation as of December 31	$(6,253)	$ (8,371)
Reconciliation of plan assets		
Fair value of plan assets as of January 1	$ 5,317	$ 4,740
Return on plan assets	663	1,043
Employer contributions	785	1,539
Benefits paid	(2,713)	(2,005)
Fair value of plan assets as of December 31	$ 4,052	$ 5,317
Reconciliation of funded status		
Funded status	$(2,201)	$ (3,054)
Unrecognized prior service cost	—	1,490
Unrecognized net loss	2,045	1,176
Accrued cost	$ (156)	$ (388)
Weighted average assumptions as of December 31:		
Discount rate	5.75%	6.25%
Expected return on plan assets	8.00%	8.00%
Rate of compensation increase	N/A	5.00%

The following table sets forth the expected future benefit payments.

($000's)	
2005	$1,484
2006	—
2007	—
2008	1,643
2009	118
Years 2010–2014	989

The Company expects no significant contributions during 2005.

During 2004, there were settlements with three former employees with respect to their vested benefits in which lump sum cash payments were made to these plan participants in exchange for their rights to receive specified pension benefits. During 2003, there were settlements upon retirement of the Company's former Chief Executive Officer and two former employees with respect to their vested benefits in which lump sum cash payments were made to these plan participants in exchange for their rights to receive specified pension benefits.

PXRE sponsors a defined contribution plan covering all employees with three months or more of service. PXRE matches 100% of each employee's contribution, subject to a maximum of 5% of salary. In addition, PXRE may contribute profit-sharing up to 3% of each employee's salary. During 2004, 2003 and 2002 PXRE incurred expenses from this plan of $0.7 million, $0.5 million and $0.4 million, respectively.

Employee Share Purchase Plan

PXRE maintains an Employee Share Purchase Plan under which it has reserved 0.1 million common shares for issuance to PXRE personnel. On the first Monday of each calendar quarter (the "Grant Date"), plan participants can enter into an agreement to purchase shares on the first Monday of the next calendar quarter (the "Exercise Date"). The purchase price is the lesser of 85% of the fair market value of PXRE's common shares on the Grant Date or the Exercise Date.

11. Stock Compensation

In February 2004, the Board of Directors approved the adoption of the PXRE Group's Annual Incentive Bonus Compensation Plan (the "2004 Bonus Plan"). As approved by PXRE's shareholders, awards will be granted under the Bonus Plan with respect to performance on a number of criteria compared to target criteria, including return on equity, certain expense ratios and reserve adequacy as well as a discretionary component related to individual performance. Under the 2004 Bonus Plan, bonuses are paid in cash up to the amount of each employee's target bonus. For certain senior executives and above, 30% of any bonus amount in excess of target bonus is paid in restricted shares which cliff vest after 3 years.

Prior to the adoption of the 2004 Bonus Plan, the Company provided annual bonus compensation to employees through the Restated Employee Annual Incentive Bonus Plan (the "Terminated Bonus Plan"). Under the Terminated Bonus Plan, incentive compensation to employees was based in part on return on equity compared to a target return on equity and in part at the discretion of the Restated Bonus Plan Committee. The Restated Employee Annual Incentive Bonus Plan was terminated effective December 31, 2003. The maximum compensation paid in any year was limited to 150% of target bonuses under the Restated Employee Annual Incentive Bonus Plan. Amounts incurred above 150% of target up to a maximum award at 240% of target represented contingent incentive compensation. In each of 2003 and 2002, the bonus percentage under the Restated Employee Annual Incentive Bonus Plan exceeded 150% and the portion of the bonus in excess of 150% of the target bonus was deferred in accordance with the terms of such plan. Commencing in March 2004, the Human Resources Committee determined to pay out such deferred amounts in three equal annual installments to officers and in a single lump sum for non-officers. At December 31, 2004, the amount of the contingent liability was $1.0 million. In addition, 30% of all bonus amounts paid to officers under the Terminated Bonus Plan were paid in restricted shares that cliff vest after 3 years.

The Company awards long-term equity compensation pursuant to its 1992 and 2002 Officer Incentive Plan, which provides for the grant of incentive share options, non-qualified share options and awards of shares subject to certain restrictions. Options granted under the plan have a term of 10 years and generally become exercisable in four equal annual installments commencing one year from the date of grant. The exercise price for the incentive share options must be equal to or exceed the fair market value of the common shares on the date the option is granted. The exercise price for the non-qualified options may not be less than the fair market value of the common stock on the date of grant. At December 31, 2004 and 2003, options for 1,172,306 and 1,178,989 shares, respectively, were exercisable under these plans.

In 2004, 2003 and 2002, $7.0 million, $7.7 million and $6.3 million, respectively, were incurred under these plans, including bonuses granted to certain levels of employees paid in restricted shares, which vest at the end of 3 years or at each annual anniversary date over 4 years.

Information regarding the employee option plans described above is as follows:

	Number of Shares	Range—Option Price per Share
Outstanding at December 31, 2001	1,642,609	
Options granted	538,238	$17.45–$24.17
Options exercised	(126,214)	$10.88–$19.80
Options forfeited	(73,934)	$12.50–$32.94
Outstanding at December 31, 2002	1,980,699	
Options granted	374,773	$19.88–$23.78
Options exercised	(60,625)	$12.50–$19.80
Options forfeited	(47,248)	$12.50–$32.94
Outstanding at December 31, 2003	2,247,599	
Options granted	—	N/A
Options exercised	(530,468)	$12.50–$26.69
Options forfeited	(48,759)	$15.95–$32.94
Outstanding at December 31, 2004	1,668,372	

PXRE has adopted a non-employee Director Stock Plan, which provides for an annual grant of 5,000 options and 1,000 restricted shares per non-employee director from 2000 to 2003 and 5,000 options and 2,500 restricted shares per director from 2004. Restricted shares vest at each annual anniversary date over 3 years. Options granted under the plan have a term of 10 years from the date of grant and are exercisable in three equal annual installments commencing one year from the date of grant. The exercise price of the options is the fair market value on the date of grant. As of December 31, 2004, options for 500,000 shares were authorized, 254,667 were outstanding and 159,217 were exercisable, at exercise prices between $14.79 and $31.11.

PXRE allows its directors to elect to convert their Board of Directors retainer fee to options under the Directors Equity and Deferred Compensation Plan. At December 31, 2004, options for 250,000 shares were authorized and 106,177 were outstanding at prices ranging from $12.81 to $33.46 which are 100% vested and immediately exercisable for a period of 10 years.

As of December 31, 2004, total authorized common shares reserved for grants of employee and director share options and restricted shares under the above plans are 3,324,401 shares. Total shares of 1,437,700 relate to share options which are vested and exercisable at December 31, 2004 at exercise prices between $12.50 and $33.46. All options become exercisable upon a change of control of PXRE as defined by the plans.

As permitted by SFAS No. 123, PXRE has elected to continue to account for its share option plans under the accounting rules prescribed by APB 25, under which no compensation costs are recognized as an expense. Had compensation costs for the share options been determined using the fair value method of accounting as recommended by SFAS No. 123, net income and earnings per share for 2004, 2003 and 2002 would have been reduced to the following pro-forma amounts:

($000's, except per share data)	2004	2003	2002
Net income before convertible preferred share dividends:			
As reported	$22,846	$96,648	$64,545
Deduct:			
Total share-based compensation expense determined under fair value based method for all awards, net of related tax effects	(2,180)	(2,927)	(2,464)
Pro-forma	$20,666	$93,721	$62,081
Basic income per share:			
As reported	$ 0.61	$ 6.97	$ 4.70
Pro-forma	$ 0.46	$ 6.72	$ 4.49
Diluted income per share:			
As reported	$ 0.82	$ 4.10	$ 3.28
Pro-forma	$ 0.74	$ 3.98	$ 3.16

The fair value of each option granted in 2004, 2003 and 2002 was estimated on the date of grant using a modified Black-Scholes option-pricing model with the following weighted average assumptions:

	2004	2003	2002
Risk-free rate	3.73%	2.94%	4.23%
Dividend yield	0.99%	1.06%	1.29%
Volatility factor	40.72%	40.49%	40.43%
Expected life (in years)	5	5	5

A summary of the status of the employee and director share option plans at December 31, 2004 and 2003 and changes during the years then ended is presented below:

	2004		2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	2,606,649	$19.19	2,319,802	$18.49
Options granted	51,095	24.20	435,081	22.69
Options exercised	(579,769)	16.83	(64,958)	13.55
Options forfeited	(48,759)	21.83	(83,276)	22.18
Options outstanding at end of year	2,029,216	19.93	2,606,649	19.19
Options exercisable at end of year	1,437,700	19.78	1,453,256	19.38
Weighted average fair value of options granted		9.19		8.21

Employee and director options outstanding at December 31, 2004 included:

Range of Exercise Prices	Number Outstanding at December 31, 2004	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2004	Weighted Average Exercise Price
$12.50 to $20.70	1,342,635	6.73	$17.10	953,719	$16.55
$22.49 to $33.46	686,581	5.76	$25.47	483,981	$26.13
	2,029,216			1,437,700	

PXRE also had adopted a non-employee Director Deferred Share Plan granting 2,000 shares to each non-employee Board member prior to 2003 at the times specified in the plan. This plan was terminated effective January 1, 2003. At December 31, 2004, the 14,000 shares granted to eligible non-employee Board members will be issued to Board members at their termination.

12. Segment Information

PXRE operates in two reportable property and casualty segments—(i) catastrophe and risk excess and (ii) exited lines—based on PXRE's approach to managing the business. Commencing with the 2002 underwriting renewal season, PXRE returned its focus to its core property catastrophe and risk excess business. Businesses that were not renewed in 2002 are reported as exited lines. Commencing with the 2004 underwriting renewal season, PXRE is reporting its previously existing "other lines" segment, which in the past has consisted of a single pro rata treaty, with its catastrophe and risk excess segment. In addition, PXRE is reporting its previously existing "finite business" segment with its exited lines segment to reflect its decision during the second quarter to run-off the in-force finite business and not enter into any new finite transactions subsequent to March 31, 2004. PXRE's segments for 2003 and 2002 were restated to be comparable to the two 2004 segments discussed above. As a result of the above, the exited lines segment now includes business previously written and classified by the Company as direct casualty, Lloyd's of London ("Lloyd's"), international casualty and finite. In addition, PXRE operates in two geographic segments—North American, representing North American based risks written by North American based clients, and International (principally the United Kingdom, Continental Europe, Latin America, the Caribbean, Australia and Asia), representing all other premiums written.

There are no differences among the accounting policies of the segments as compared to PXRE's consolidated financial statements.

PXRE does not maintain separate balance sheet data for each of its operating segments nor does it allocate net investment income, net realized investment gains or losses, interest expense, operating expenses, and foreign exchange gains and losses to these segments. Accordingly, PXRE does not review and evaluate the financial results of its operating segments based upon balance sheet data and these other income statement items.

The following tables summarize the net premiums written and net premiums earned by PXRE's business segments. The amounts shown for the North American and International geographic segments are presented net of proportional reinsurance and allocated excess of loss reinsurance cessions, but gross of corporate catastrophe excess of loss reinsurance cessions, which are separately itemized where applicable.

Net Premiums Written

	Year Ended December 31,					
	2004		2003		2002	
($000's except percentages)	Amount	Percent	Amount	Percent	Amount	Percent
Catastrophe and Risk Excess						
North American	$ 85,661		$ 72,976		$ 60,843	
International	250,505		225,469		156,161	
Excess of Loss Cessions	(28,729)		(32,222)		(33,056)	
	307,437	99%	266,223	96%	183,948	62%
Exited Lines						
North American	2,469		9,061		111,255	
International	(119)		3,127		(720)	
	2,350	1	12,188	4	110,535	38
Total	$309,787	100%	$278,411	100%	$294,483	100%

Net Premiums Earned

	Year Ended December 31,					
	2004		2003		2002	
($000's except percentages)	Amount	Percent	Amount	Percent	Amount	Percent
Catastrophe and Risk Excess						
North American	$ 87,109		$ 72,178		$ 59,853	
International	249,365		222,112		151,833	
Excess of Loss Cessions	(34,655)		(32,227)		(27,456)	
	301,819	98%	262,063	82%	184,230	68%
Exited Lines						
North American	6,374		55,671		75,951	
International	(121)		3,199		9,179	
	6,253	2	58,870	18	85,130	32
Total	$308,072	100%	$320,933	100%	$269,360	100%

The following table summarizes the underwriting income by segment. The amounts shown in the North American and International geographic segments are presented net of proportional reinsurance and allocated excess of loss reinsurance cessions, but gross of corporate catastrophe excess of loss reinsurance cessions, which are separately itemized where applicable. Underwriting income includes premiums earned, losses incurred and commission and brokerage net of fee income, but does not include investment income, net realized investment gains or losses, interest expense, operating expenses or foreign exchange gains or losses.

Underwriting Income

	Year Ended December 31,					
	2004		2003		2002	
($000's except percentages)	Amount	Percent	Amount	Percent	Amount	Percent
Catastrophe and Risk Excess						
North American	$ 36,793		$ 41,702		$ 49,381	
International	63,686		152,950		83,849	
Excess of Loss Cessions	(30,287)		(34,663)		(19,286)	
	70,192	148%	159,989	132%	113,944	121%
Exited Lines						
North American	(26,873)		(31,834)		(17,738)	
International	4,080		(7,146)		(2,075)	
	(22,793)	(48)	(38,980)	(32)	(19,813)	(21)
Total	$ 47,399	100%	$ 121,009	100%	$ 94,131	100%

Included in the exited lines segment in 2002 were net premiums written of $83.8 million and underwriting income of $3.0 million pursuant to various exited finite reinsurance contracts with Tower Insurance Company of New York ("Tower"). In 2004 and 2003, there were no net premiums written related to Tower.

The following table reconciles the underwriting income for the operating segments to income before taxes, cumulative effect of accounting change and convertible preferred share dividends as reported in the Consolidated Statements of Income and Comprehensive Income:

($000's)	2004	2003	2002
Net underwriting income	$ 47,399	$121,009	$ 94,131
Net investment income	26,178	26,931	24,893
Net realized investment (losses) gains	(150)	2,447	8,981
Other operating expenses	(41,293)	(39,701)	(34,228)
Foreign exchange (losses) gains	(80)	(143)	273
Interest expense	(14,389)	(2,506)	(2,939)
Minority interest in consolidated subsidiaries	—	(10,528)	(8,646)
Other loss	—	(20)	(91)
Income before income taxes, cumulative effect of accounting change and convertible preferred share dividends	$ 17,665	$ 97,489	$ 82,374

13. Quarterly Consolidated Results of Operations (Unaudited)

The following are unaudited quarterly results of operations on a consolidated basis for the years ended December 31, 2004 and 2003. Quarterly results necessarily rely heavily on estimates. This and certain other factors, such as catastrophic losses, call for caution in drawing specific conclusions from quarterly results. Due to changes in the number of average shares outstanding, quarterly earnings per share may not add to the total for the year.

	Three Months Ended			
($000's, except per share data)	March 31	June 30	September 30	December 31
2004				
Net premiums written	$89,712	$51,224	$112,591	$56,260
Revenues:				
Net premiums earned	$68,952	$69,565	$ 89,799	$79,756
Net investment income	6,869	4,915	5,157	9,237
Net realized investment gains (losses)	89	(38)	(40)	(161)
Fee income	599	262	695	229
Total revenues	76,509	74,704	95,611	89,061
Losses and expenses:				
Losses and loss expenses incurred	18,139	18,077	156,335	33,796
Commissions and brokerage	9,172	10,214	8,900	7,825
Operating expenses	12,620	9,868	8,272	10,533
Foreign exchange losses (gains)	266	94	(382)	102
Interest expense	3,675	3,455	3,817	3,442
Total losses and expenses	43,872	41,708	176,942	55,698
Income (loss) before income taxes, cumulative effect of accounting change and convertible preferred share dividends	32,637	32,996	(81,331)	33,363
Income tax provision (benefit)	653	660	(8,157)	610
Income (loss) before cumulative effect of accounting change and convertible preferred share dividends	31,984	32,336	(73,174)	32,753
Cumulative effect of accounting change, net of $0.2 million tax benefit	(1,053)	—	—	—
Net income (loss) before convertible preferred share dividends	$30,931	$32,336	$ (73,174)	$32,753
Convertible preferred share dividends	3,444	3,513	3,583	3,478
Net income (loss) available to common shareholders	$27,487	$28,823	$ (76,757)	$29,275
Basic earnings per common share:				
Net income (loss) available to common shareholders	$ 2.04	$ 2.09	$ (5.48)	$ 1.78
Average shares outstanding (000's)	13,417	13,822	13,995	16,444
Diluted earnings per common share:				
Net income (loss)	$ 1.18	$ 1.20	$ (5.48)	$ 1.09
Average shares outstanding (000's)	26,282	27,021	13,995	29,938
Dividends paid per common share	$ 0.06	$ 0.06	$ 0.06	$ 0.06

($000's, except per share data)	Three Months Ended March 31	June 30	September 30	December 31
2003				
Net premiums written	$93,344	$58,045	$70,042	$56,980
Revenues:				
Net premiums earned	$84,772	$84,015	$69,082	$83,063
Net investment income	5,475	8,557	5,994	6,906
Net realized investment (losses) gains	(1)	110	502	1,836
Fee income	1,276	1,108	1,148	1,481
Total revenues	91,522	93,790	76,726	93,286
Losses and expenses:				
Losses and loss expenses incurred	32,599	44,654	35,245	45,098
Commissions and brokerage	20,027	14,618	3,218	9,497
Operating expenses	9,176	10,488	9,788	10,252
Foreign exchange losses (gains)	241	(492)	927	(534)
Interest expense	2,259	245	—	—
Minority interest in consolidated subsidiaries	2,106	2,428	2,817	3,179
Total losses and expenses	66,408	71,941	51,995	67,492
Income before income taxes and convertible preferred share dividends	25,114	21,849	24,731	25,794
Income tax provision (benefit)	1,507	371	1,007	(2,046)
Net income before convertible preferred share dividends	$23,607	$21,478	$23,724	$27,840
Convertible preferred share dividends	3,182	3,245	3,310	3,376
Net income available to common shareholders	$20,425	$18,233	$20,414	$24,464
Basic earnings per common share:				
Net income available to common shareholders	$ 1.71	$ 1.53	$ 1.71	$ 2.02
Average shares outstanding (000's)	11,894	11,921	11,925	12,123
Diluted earnings per common share:				
Net income	$ 1.04	$ 0.93	$1.01	$ 1.14
Average shares outstanding (000's)	22,664	23,183	23,583	24,462
Dividends paid per common share	$ 0.06	$ 0.06	$ 0.06	$ 0.06

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
PXRE Group Ltd.:

We have audited the accompanying consolidated balance sheets of PXRE Group Ltd. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PXRE Group Ltd. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of PXRE Group Ltd.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 1, 2005, expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

As discussed in Note 2 to the consolidated financial statements, PXRE Group Ltd. adopted FASB Interpretation No. 46R "Consolidation of Variable Interest Entities," during 2004.

KPMG LLP

KPMG LLP
New York, New York

March 1, 2005

The Board of Directors and Shareholders
PXRE Group Ltd.:

We have audited management's assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting, that PXRE Group Ltd. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). PXRE Group Ltd.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that PXRE Group Ltd. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, PXRE Group Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of PXRE Group Ltd., and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 1, 2005, expressed an unqualified opinion on those consolidated financial statements.

As discussed in Note 2 to the consolidated financial statements, PXRE Group Ltd. adopted FASB Interpretation No. 46R "Consolidation of Variable Interest Entities," during 2004.

KPMG LLP

KPMG LLP
New York, New York

March 1, 2005

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders
PXRE Group Ltd.:

PXRE's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of PXRE's management, including PXRE's Chief Executive Officer and Chief Financial Officer, PXRE conducted an evaluation of the effectiveness of PXRE's internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on PXRE's evaluation under the framework in Internal Control—Integrated Framework, PXRE's management concluded that our internal control over financial reporting was effective as of December 31, 2004. PXRE's management's assessment of the effectiveness of PXRE's internal control over financial reporting as of December 31, 2004 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Jeffrey L. Radke
President and Chief Executive Officer

John M. Modin
Executive Vice President and Chief Financial Officer

FINANCIAL REPORTING RESPONSIBILITY

The management of PXRE Group Ltd. has the primary responsibility for maintaining the integrity and accuracy of the financial information presented in this annual report. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. Unless otherwise noted, all financial information presented in this annual report is consistent with these financial statements.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and that financial records may be relied upon in preparing financial statements.

KPMG LLP, our independent auditors, have audited the consolidated financial statements of the Company, and their report is included in this section of the annual report. The independent auditors have unrestricted access to each member of management in conducting their audit. Such audit was conducted in accordance with auditing standards generally accepted in the United Sates and included a review of internal accounting controls, tests of transactions, and other auditing procedures as they considered necessary to express an opinion on the financial statements. James J. Matusiak, Chief Actuary and Senior Vice President of PXRE Group Ltd., certified the adequacy of the Company's reserves for losses and loss expense liabilities. Bacon & Woodrow London Market Services, Ltd., an actuarial consulting firm, performed a review of the adequacy of PXRE Syndicate 1224 reserves determined and established by management for losses and loss expense liabilities.

The Audit Committee of the Board of Directors, composed entirely of non-management directors, oversees management's discharge of its financial reporting responsibilities.

In 2004, the Chief Executive Officer of the Company certified to the New York Stock Exchange, as required under NYSE rules, that he was not aware of any violation of the Company of the NYSE corporate governance listing standards. In addition, the Company's Annual Report on Form 10-K for the period ended December 31, 2004 was filed with the Securities and Exchange Commission and included, as an exhibit thereto, the certification regarding the quality of the Company's public disclosure as required under Section 302 of the Sarbanes-Oxley Act of 2002.

Jeffrey L. Radke
President and Chief Executive Officer

John M. Modin
Executive Vice President and Chief Financial Officer

Corporate Data

Board of Directors

F. Sedgwick Browne, Esq.
Retired Senior Counsel
Sidley Austin Brown & Wood LLP

Susan F. Cabrera
Former Partner
Capital Z
Financial Services Partners

Bradley E. Cooper
Partner
Capital Z
Financial Services Partners

Robert W. Fiondella
Retired Chairman and
Chief Executive Officer
The Phoenix Companies, Inc.

Franklin D. Haftl
Retired President and
Chief Executive Officer
Unione Italiana Reinsurance
Company of America, Inc.

Craig A. Huff
President
Reservoir Capital Group

Mural R. Josephson
Retired Partner KPMG LLP
and Retired Chief Financial Officer
Kemper Insurance Companies

Wendy Luscombe
WKL Associates, Inc.

Philip R. McLoughlin
Retired Chairman and
Chief Executive Officer
Phoenix Investment Partners, Ltd.

Gerald L. Radke
Chairman
PXRE Group Ltd.

Robert M. Stavis
Partner
Bessemer Venture Partners

PXRE Group Corporate Officers

Gerald L. Radke
Chairman

Jeffrey L. Radke
President and
Chief Executive Officer

Guy D. Hengesbaugh
Chief Operating Officer

John M. Modin
Executive Vice President and
Chief Financial Officer

John Daly
Executive Vice President

David J. Doyle
Secretary

Bruce J. Byrnes
General Counsel
PXRE Reinsurance Company

Executive Offices

PXRE House
110 Pitts Bay Road
Pembroke HM08
Bermuda
Telephone (441) 296-5858
Facsimile (441) 296-6162

Mailing Address

P.O. Box HM 1282
Hamilton HM FX
Bermuda

Independent Accountants

KPMG LLP
New York, NY

Common Stock Listing

New York Stock Exchange,
Symbol PXT

Transfer Agent

American Stock Transfer
& Trust Company
59 Maiden Lane
New York, NY 10038
(800) 937-5449

Investor Relations Contact

Jamie Tully
Vice President
Citigate Sard Verbinnen
(212) 687-8080
jtully@sardverb.com

Annual Report on Form 10-K

A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the Securities and Exchange Commission, may be obtained without charge upon written request to John M. Modin, Executive Vice President and Chief Financial Officer, at the Company's executive offices. In addition, the Company makes available, free of charge through its website at www.pxre.com, the Annual Report on Form 10-K, quarterly reports on Form 10-Q, and other reports filed with the SEC.

Annual Meeting

The 2005 Annual Meeting of Shareholders will be held at 9:00 a.m. local time on April 26, 2005 at the Company's executive offices, PXRE House, 110 Pitts Bay Road, Pembroke HM08, Bermuda. Shareholders of record as of the close of business on March 10, 2005 are entitled to vote at this meeting.

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[illegible] Group Ltd.
[illegible] House, 110 Pitts Bay Road, Pembroke HM08 Bermuda Telephone (441) 296-5858 Facsimile (441) 296-6162